As filed with the Securities and Exchange Commission on October 2, 2018.

Registration No. 333-227191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELASTIC N.V.1

(Exact name of Registrant as specified in its charter)

The Netherlands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 West El Camino Real, Suite 350

Mountain View, California 94040

(650) 458-2620

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Shay Banon

Chief Executive Officer and Chairman

Elastic N.V.

800 West El Camino Real, Suite 350

Mountain View, California 94040

(650) 458-2620

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven E. Bochner, Esq. Steven V. Bernard, Esq. Andrew D. Hoffman, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	W.H. Baird Garrett, Esq. Elastic N.V. 800 West El Camino Real, Suite 350 Mountain View, California 94040 (650) 458-2620	Alan F. Denenberg, Esq. Stephen Salmon, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, par value €0.01 per share	8,050,000	$35	$281,750,000	$34,919

(1)	Includes an additional 1,050,000 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The registrant previously paid $29,065 of this amount in connection with prior filings of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]

Immediately prior to the completion of this offering, we intend to change our corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change our corporate name from Elastic B.V. to Elastic N.V.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 2, 2018.

7,000,000 Shares

Elastic N.V.

Ordinary Shares

This is an initial public offering of ordinary shares of Elastic N.V. All of the 7,000,000 ordinary shares are being sold by Elastic.

Prior to this offering, there has been no public market for the ordinary shares. It is currently estimated that the initial public offering price per share will be between $33.00 and $35.00. Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “ESTC”.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Elastic	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 7,000,000 ordinary shares, the underwriters have an option to purchase up to an additional 1,050,000 shares from Elastic at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2018.

Goldman Sachs & Co. LLC	J.P. Morgan	Barclays	RBC Capital Markets

BofA Merrill Lynch	Citigroup	Jefferies	Canaccord Genuity

Prospectus dated                    , 2018.

Speed, Scale,
Relevance
Elastic is a search company.
We focus on value to users by producing fast results that operate at scale and are relevant. This is our DNA. We believe search is an experience. It is what defines us, binds us, and makes us unique.
Elastic

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Immediately prior to the completion of this offering, Elastic B.V. will change its corporate form from a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a Dutch public limited company (naamloze vennootschap) and change its corporate name from Elastic B.V. to Elastic N.V. Unless otherwise indicated or the context otherwise requires, the terms “Elastic,” “Elastic B.V.,” “Elastic N.V.,” “the company,” “we,” “us” and “our” in this prospectus refers (i) prior to the corporate conversion, to Elastic B.V. and its consolidated subsidiaries and (ii) after the corporate conversion, to Elastic N.V. and its consolidated subsidiaries. Our fiscal year end is April 30, and our fiscal quarters end on July 31, October 31, January 31, and April 30. Our fiscal years ended April 30, 2017 and 2018 are referred to herein as fiscal 2017 and fiscal 2018, respectively.

ELASTIC

Overview

Elastic is a search company.

Search is foundational to a wide variety of experiences. Elastic makes the power of search—the ability to instantly find relevant information and insights from large amounts of data—available for a diverse set of applications and use cases.

When you hail a ride home from work with Uber, Elastic helps power the systems that locate nearby riders and drivers. When you shop online at Walgreens, Elastic helps power finding the right products to add to your cart. When you look for a partner on Tinder, Elastic helps power the algorithms that guide you to a match. When you search across Adobe’s millions of assets, Elastic helps power finding the right photo, font, or color palette to complete your project. As Sprint operates its nationwide network of mobile subscribers, Elastic helps power the logging of billions of events per day to track and manage website performance issues and network outages. As SoftBank monitors the usage of thousands of servers across its entire IT environment, Elastic helps power the processing of terabytes of daily data in real time. When Indiana University welcomes a new student class, Elastic helps power the cybersecurity operations protecting thousands of devices and critical data across collaborating universities in the BigTen Security Operations Center. All of this is search.

Why we search remains constant: we’re looking for insight, information, and answers. But how and what we search changes over time, from the Dewey Decimal System for libraries to Google for the World Wide Web to conversations with virtual assistants for everyday inquiries. Today, what we search has grown to include a rapidly increasing amount of structured and unstructured data from a multitude of sources such as databases, websites, applications, and mobile and connected devices. While search experiences often begin with search boxes, they are not confined to them. Dragging your finger across a map on a smartphone screen is search. Zooming into a specific time frame in a histogram is search. Mining log files for errors is search. Forecasting storage capacity two weeks into the future is search. Using natural language processing to analyze user sentiment is search.

Elastic created the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. Developers build on top of the Elastic Stack to apply the power of search to their data and solve business problems. We have also built software solutions on the Elastic Stack that address a wide variety of use cases including app search, site search, enterprise search, logging, metrics, application performance monitoring (APM), business analytics, and security analytics. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments. As the technology landscape shifts, our products grow and adapt. In that sense, we believe that our company is truly elastic.

Our origins are rooted in open source, which facilitates rapid adoption of our software and enables efficient distribution of our technology. Developers can download our software directly from our website for use in development and production environments. Since January 1, 2013, our products have been downloaded over 350 million times. These downloads include both free and paid products. Open source also fosters our vibrant community of developers who help improve our products and build on top of them. As of July 31, 2018, our community included over 100,000 Meetup members across 194 Meetup groups in 46 countries. Meetup members are individuals who opt into an Elasticsearch Meetup group on meetup.com, an independent third-party website.

Our business model is based on a combination of open source and proprietary software. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. Unlike some open source companies, we do not build a separate enterprise version of an original open source project. Instead, we develop and test one robust codebase, over which we maintain control. We believe that maintaining full control over the source code enables us to develop better products for our users and customers. Our sales and marketing efforts start with developers who have already adopted our software and then evolve to departmental decision-makers and senior executives who have broad purchasing power in their organizations. All of these actions help us build a powerful commercial business model on top of open source.

Our customers often significantly expand their usage of our products over time. Expansion includes increasing the number of developers using our products, increasing the utilization of our products for a particular use case, and applying our products to new use cases. We focus some of our direct sales efforts on encouraging these types of expansion within our customer base. We believe that a useful indicator of our customers’ tendency to expand their usage of our products is our Net Expansion Rate, which measures expansion in existing customers’ annual subscriptions over a twelve month period. Our Net Expansion Rate was 142% as of July 31, 2018 and over 130% at the end of each of our last seven fiscal quarters. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Performance—Expanding within our current customer base” for more information on our Net Expansion Rate.

Our business has experienced rapid growth around the world. As of July 31, 2018, we had over 5,500 customers across over 80 countries and in a wide range of industries, compared to over 5,000 and 2,800 customers as of April 30, 2018 and 2017, respectively. Our revenue was $159.9 million and $88.2 million in fiscal 2018 and 2017, respectively, representing year-over-year growth of 81% for fiscal 2018. Our revenue was $56.6 million and $31.6 million in the three months ended July 31, 2018 and 2017, respectively, representing period-over-period growth of 79%. Subscriptions accounted for 93% and 90% of our total revenue in fiscal 2018 and 2017, respectively. Subscriptions accounted for 91% of our total revenue in the three months ended July 31, 2018. In fiscal 2018, revenue from outside the United States accounted for 39% of our total revenue.

In fiscal 2018 and 2017, we incurred net losses of $52.7 million and $52.0 million, respectively, and our operating cash flow was $(20.8) million and $(16.1) million, respectively. In the three months ended July 31, 2018 and 2017, we incurred net losses of $18.6 million and $10.0 million, respectively, and our operating cash flow was $5.1 million and $0.9 million, respectively.

Industry Background

Search refers to rapidly obtaining relevant information and insights from large amounts of data. It is foundational to a wide variety of endeavors. Search is characterized by requirements relating to:

•	the speed at which relevant information must be identified;

•	the scale of input data that must be examined; and

•	the relevance of results and the ability to analyze and summarize the data.

Multiple trends are driving increased demand for search technology across an expanding array of applications, as well as improving the capabilities of search technology and the value that it is able to generate.

•

Users demanding more of applications.    Over the last two decades, technology trends such as social networking, local interest directories, geospatial data, and mobile computing have revolutionized experiences on the Internet. Business users and consumers have grown accustomed to on-demand functionality and the ability to transact within seconds. Search enables application providers to tailor content and functionality to individuals quickly and deliver superior user experiences, even as data volumes have skyrocketed and the pace of change has accelerated.

•

Increasing complexity in enterprise IT.    While the volume of different types of data within and outside the enterprise is increasing exponentially, the complexity of enterprise IT environments is also increasing dramatically. At the same time, IT departments have to respond faster than ever before to issues such as security breaches, application performance degradation, and system outages. Search makes it possible to derive insight for many use cases across large and disparate IT environments.

•

Growing need for data-driven insights across a broadening set of business functions.    Leaders across all industries are focused on how they can use data to improve their businesses. Early business intelligence tools focused on ad hoc analyses and reporting on relatively small datasets. In recent years, demands for more intelligence and analytics have elevated to require real-time, actionable insights from various data sources to benefit multiple functions across an organization. Search is what makes that possible.

•

Increasing supply of data.    The volume, velocity, variety, and value of information in today’s digital world are rapidly increasing. Enterprises are digitizing an increasing number of business activities and expanding their technology infrastructures. At the same time, consumers are engaging in an increasing variety of digital experiences using a broader array of devices. This flood of data represents an expanding opportunity for search to identify relevant and valuable information across an expanding variety of domains.

•

Advances in analytical techniques.    Search is based on algorithms and computing power. In the past decade, advances in computer engineering have resulted in increased availability of powerful analytical techniques such as machine learning and natural language processing. Search technologies can harness these analytical techniques, in addition to advanced data structure and storage approaches, to enhance the relevance of the results they identify and expand the size and types of the datasets they are able to process.

Our Opportunity

Developers and organizations apply our technology to a wide variety of use cases representing what we estimate to be a total addressable market of $45 billion in 2018 according to information from IDC. Our total addressable market is driven by expansion in the use cases to which our technology is applied, as well as the following market drivers defined by IDC: digital transformation, availability of data, demand for predictive and prescriptive analytics, cloud infrastructure adoption, and increases in software and security-related spending.

When we were founded, users initially applied our offerings predominantly for search, content analytics, and cognitive/AI use cases. Based on IDC’s sizing of the market for search systems, content analytics, and cognitive/AI software platforms, this represented a total addressable market of $3 billion in 2012. Since then, we estimate that our total addressable market has grown to $45 billion in 2018 based on the sum of four market segments:

•

Search, content analytics, and cognitive/AI software.    We estimate our opportunity in this market segment to be $8 billion in 2018 based on IDC’s sizing of the market for search systems, content analytics, and cognitive/AI software platforms.

•	IT operations management. We estimate our opportunity in this market segment to be $9 billion in 2018 based on IDC’s sizing of the market for IT Operations Management.

•

Big data and analytics software.    We estimate our opportunity in this market segment to be $23 billion in 2018 based on IDC’s sizing of the markets for End-User Query, Reporting, and Analysis; Advanced and Predictive Analytics; Spatial and Location Analytics; Nonrelational Analytic Data Stores; and Analytic Data Integration and Integrity.

•

Security analytics.    We estimate our opportunity in this market segment to be $5 billion in 2018 based on IDC’s sizing on the markets for Security Information and Event Management (SIEM), Policy and Compliance, and Forensics and Incident Investigation.

In the future, we expect our users to continue to apply our technology in new ways, helping us create more innovative products, features, and solutions. As a result, we expect our total addressable market to continue to expand.

Our Products

We founded Elastic to bring the power of search to a broad range of business and consumer use cases. Our products enable our users and customers to instantly find relevant information and insights in large amounts of data.

We offer the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. We also offer software solutions built on the Elastic Stack that address a wide variety of use cases. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

The Elastic Stack

The Elastic Stack is comprised of four primary products:

•

Elasticsearch.    Elasticsearch is the heart of the Elastic Stack. It is a distributed, real-time search and analytics engine and datastore for all types of data, including textual, numerical, geospatial, structured, and unstructured.

•

Kibana.    Kibana is the user interface for the Elastic Stack. It is the visualization layer for data stored in Elasticsearch. It is also the management and configuration interface for all parts of the Elastic Stack.

•	Beats. Beats is the family of lightweight, single-purpose data shippers for sending data from edge machines to Elasticsearch or Logstash.

•	Logstash. Logstash is the dynamic data processing pipeline for ingesting data into Elasticsearch or other storage systems from a multitude of sources simultaneously.

Some features of the Elastic Stack are open source, while others are proprietary. Some proprietary features, such as monitoring and live infographics, are licensed to users at no cost, while others, such as machine learning, security, and alerting, require paid subscriptions. Paid proprietary features enable capabilities such as automating anomaly detection on time series data at scale, facilitating compliance with data security and privacy regulations, and allowing real-time notifications and alerts. The source code of all free and paid features in the Elastic Stack is visible to the public in the form of “open code.”

Our Solutions

We have built a number of solutions on top of the Elastic Stack to make it easier for organizations to use our software for certain common use cases. Like the Elastic Stack, our solutions comprise a combination of open source features, free proprietary features, and paid proprietary features. The solutions we offer include: app search, site search, enterprise search, logging, metrics, APM, business analytics, and security analytics.

Our Deployment Options

The Elastic Stack and our solutions generally can be deployed on premises, in public or private clouds, or in hybrid environments, to satisfy various user and customer needs.

Today, most users manage their own deployments of the Elastic Stack and our solutions. To help with more complex deployment scenarios, we offer Elastic Cloud Enterprise (ECE), a paid proprietary product, to deliver centralized provisioning, management, and monitoring across multiple deployments.

Many customers are becoming increasingly interested in software-as-a-service, or SaaS, deployment alternatives that reduce the burden of administration. For these customers we have developed Elastic Cloud, a family of SaaS products. We host and manage our Elastic Cloud products on infrastructure from multiple public cloud providers.

Our Business Model

Our business model refers to how we make our software available, including our open source distribution and go-to-market strategy, and how we charge our customers. We believe our business model creates significant value for our users, our customers, and our company.

Our business model is based on a combination of open source and proprietary software. We market and distribute the Elastic Stack and our solutions using an open source distribution strategy. Developers are able to download our software directly from our website. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support.

Our use of open source licensing fosters a vibrant developer community around our products and solutions, which drives adoption of our products and increased interaction among users. Further, this approach enables community review of our code and products, which allows us to improve the reliability and security of our software.

We believe in building products that provide value and appeal to the people who use them, including developers, architects, DevOps personnel, IT professionals, and security analysts. At the same time, a software company should be able to engage and build relationships with departmental or organizational leaders who make large technology purchasing decisions. At Elastic, we do both.

Strengths of Our Products

The strengths of our products include the following:

•

Speed.    The Elastic Stack can find matches for search criteria in milliseconds within even the largest structured and unstructured datasets. Its schema-less structure and inverted indices enable real-time search of high volumes of structured, unstructured, and time series data.

•

Scale.    The Elastic Stack is a distributed system and can scale massively. It has the ability to subdivide search indices into multiple pieces called shards, which enables data volume to be scaled horizontally and operations to be distributed across hundreds of systems or more. A developer running hundreds of nodes has the same user experience as a developer running a single node on a laptop.

•

Relevance.    Elasticsearch uses multiple analytical techniques to determine the similarity between stored data and queries, generating highly relevant results reflecting a deep understanding of text and context. Its sophisticated yet developer-friendly query language permits advanced search and analytics. Additionally, the speed of the Elastic Stack permits query iteration, further enhancing the relevance of search results.

•

Ease of use.    The Elastic Stack is engineered to take a user from data to dashboard or inquiry to insight in minutes and features an easy getting started experience. Administrative tasks such as securing the Elastic Stack are intuitive and integrated into the experience, as are investigative tasks such as data visualization.

•

Flexibility.    The Elastic Stack is able to ingest, filter, store, search, and analyze data in any form, whether structured or unstructured. These capabilities enable the Elastic Stack to generate insights from a wide variety of data sources for a range of use cases. The flexibility of the Elastic Stack also enables users to begin using our products along with their existing systems, which lowers barriers to adoption.

•

Extensibility.    Developers can use the Elastic Stack as a foundation for addressing a wide variety of use cases. Our open source approach to building the Elastic Stack empowers developers to innovate and utilize it to fit their specific needs. Additionally, our developer community actively engages with us to improve and expand the Elastic Stack.

Growth Strategies

We intend to pursue the following growth strategies:

•	Increase product adoption by improving ease of use and growing our open source community.

•	Expand our customer base by acquiring new customers.

•	Expand within our existing customer base through new use cases and larger deployments.

•	Extend our product leadership through continued investment in our technology.

•	Increase usage of Elastic Cloud.

•	Expand our strategic and regional partnerships.

•	Selectively pursue acquisitions and strategic investments.

Risks Associated with Our Business and Investments in Our Ordinary Shares

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•

Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems and processes, our business, financial condition, results of operations, and prospects will be adversely affected.

•

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

•	We may not be able to compete successfully against current and future competitors.

•	Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

•	If we are not able to keep pace with technological and competitive developments, our business will be harmed.

•

The markets for some of our products are new, unproven and evolving, and our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving markets.

•	Our operating results are likely to fluctuate from quarter to quarter, which could adversely affect the trading price of our ordinary shares.

•

If we are unable to increase sales of our subscriptions to new customers, sell additional subscriptions to our existing customers, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be harmed.

•	If our existing customers terminate or do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

•

Because of the rights accorded to third parties under open source software licenses, there are limited technological barriers to entry into the markets in which we compete and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

•

If we do not effectively expand and train our sales force, we may be unable to add new customers, increase sales to existing customers or expand the value of our existing customers’ subscriptions and our business will be adversely affected.

•

The concentration of our share ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval. We anticipate that our executive officers, directors, current 5% or greater shareholders and affiliated entities will hold approximately 80% of the voting power of the Company following this offering.

Corporate Information

We were incorporated in the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) on February 9, 2012 as Searchworkings Global B.V.

On June 19, 2012 we changed our name to Elasticsearch global B.V., on December 11, 2013 we changed our name to Elasticsearch Global B.V., and on May 29, 2018 we changed our name to Elastic B.V. Immediately prior to the completion of this offering, we intend to convert into a public company with limited liability (naamloze vennootschap) under Dutch law pursuant to a deed of amendment of the articles of association and conversion, which we refer to as the Deed of Amendment and Conversion, and upon such conversion our legal name will be Elastic N.V. Immediately prior to the completion of this offering, we intend to amend our articles of association pursuant to a deed of amendment of the articles of association, which we refer to as the Deed of Amendment, pursuant to which our authorized share capital will be increased. Our principal executive offices are located at 800 West El Camino Real, Suite 350, Mountain View, California 94040, and our telephone number is (650) 458-2620. We are registered with the trade register of the Dutch Chamber of Commerce under number 54655870. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Rijnsburgstraat 11, 1059 AT, Amsterdam, the Netherlands.

Our website address is www.elastic.co. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Elastic design logo, “Elastic” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Elasticsearch B.V. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year after the first anniversary of our initial public offering in which the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold shares.

THE OFFERING

Ordinary shares offered by us	7,000,000 shares

Underwriters’ option to purchase additional shares from us	1,050,000 shares

Ordinary shares to be outstanding after this offering	69,492,729 shares (70,542,729 shares, if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $216.4 million (or approximately $249.6 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, sales and marketing activities, general and administrative matters, and capital expenditures, although we do not currently have any specific plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds” for additional information.

NYSE trading symbol	“ESTC”

The number of ordinary shares that will be outstanding after this offering is based on 62,492,729 ordinary shares outstanding as of July 31, 2018, and excludes:

•

23,785,510 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Stock Option Plan, or our 2012 Plan, that were outstanding as of July 31, 2018, with a weighted-average exercise price of $9.48 per share;

•

2,075,800 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that were granted after July 31, 2018, with a weighted-average exercise price of $23.90 per share, and 155,750 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that we expect to grant on the date of this prospectus with an exercise price equal to the initial public offering price;

•	244,498 ordinary shares issuable upon satisfaction of a performance-based vesting condition pursuant to restricted stock awards outstanding as of July 31, 2018; and

•

10,334,079 ordinary shares available for future issuance under our 2012 Plan, which number will be reduced as a result of the grant of 155,750 options to purchase ordinary shares on the date of this prospectus.

Our 2012 Plan provides for annual automatic increases in the number of shares available for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Share Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the execution of the Deed of Amendment and Conversion immediately prior to the completion of this offering, and the execution of the Deed of Amendment, which will both amend and restate our articles of association;

•

the automatic conversion upon the resolution of our board of directors of all 28,939,466 outstanding redeemable convertible preference shares as of July 31, 2018 into an aggregate of 28,939,466 ordinary shares, which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options subsequent to July 31, 2018; and

•	no exercise of the underwriters’ option to purchase up to an additional 1,050,000 shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. The summary consolidated statements of operations data presented below for the years ended April 30, 2017 and 2018 (except for the pro forma share and pro forma net loss per share information) and the consolidated balance sheet data as of April 30, 2018 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the three months ended July 31, 2017 and 2018 and the consolidated balance sheet data as of July 31, 2018 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of July 31, 2018 and the results of operations and cash flows for the three months ended July 31, 2017 and 2018. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and our results for the three months ended July 31, 2018 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2019 or any other period. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue
License – self-managed	$14,503	$25,759	$4,649	$7,240
Subscription – self-managed and SaaS	65,243	123,623	24,742	44,369

Total subscription revenue	79,746	149,382	29,391	51,609
Professional services	8,431	10,553	2,253	5,035

Total revenue	88,177	159,935	31,644	56,644

Cost of revenue(1)(2)
Cost of license – self-managed	55	387	97	97
Cost of subscription – self-managed and SaaS	13,161	27,920	4,982	10,201

Total cost of revenue – subscription	13,216	28,307	5,079	10,298
Cost of professional services	6,629	12,433	2,335	5,259

Total cost of revenue	19,845	40,740	7,414	15,557

Gross profit	68,332	119,195	24,230	41,087

Operating expenses(1)(2)(3)
Research and development	32,601	55,641	10,824	18,981
Sales and marketing	56,612	82,606	17,047	30,422
General and administrative	26,291	28,942	5,533	10,099

Total operating expenses	115,504	167,189	33,404	59,502

Operating loss(1)(2)(3)	(47,172)	(47,994)	(9,174)	(18,415)
Other income (expense), net	(583)	(1,357)	(724)	596

Loss before income taxes	(47,755)	(49,351)	(9,898)	(17,819)
Provision for income taxes	4,213	3,376	69	759

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands, except share and per share data)
Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)

Net loss per share attributable to ordinary shareholders, basic and diluted(4)	$(1.71)	$(1.65)	$(0.32)	$(0.56)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted(4)	30,359,419	32,033,792	31,439,156	32,978,163

Pro forma net loss per share, basic and diluted(4)		$(0.86)		$(0.30)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(4)		60,973,258		61,917,629

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of subscription – self-managed and SaaS	$268	$699	$119	$413
Cost of professional services	98	329	42	177
Research and development	3,302	5,045	983	2,097
Sales and marketing	3,420	3,560	732	1,852
General and administrative	11,798	3,109	378	1,126

Total stock-based compensation expense	$18,886	$12,742	$2,254	$5,665

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of license – self-managed	$55	$387	$97	$97
Cost of subscription – self-managed and SaaS	404	1,521	197	576
Sales and marketing	70	119	22	37

Total amortization of acquired intangible assets	$529	$2,027	$316	$710

(3)	Includes acquisition-related expenses as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Research and development	$—	$655	$140	$174
General and administrative	235	608	305	206

Total acquisition-related expenses	$235	$1,263	$445	$380

(4)

Refer to Note 10 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to ordinary shareholders, our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in the computation of the per share amounts.

	July 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,071	$51,071	$267,511
Working capital (deficit)	$(5,367)	$(5,367)	$213,208
Total assets	$177,299	$177,299	$391,604
Deferred revenue, current and non-current	$103,591	$103,591	$103,591
Redeemable convertible preference shares	$200,921	$—	$—
Accumulated deficit	$(233,352)	$(236,211)	$(236,211)
Total shareholders’ (deficit) equity	$(166,319)	$34,602	$251,042

(1)

The pro forma column reflects the (i) automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into 28,939,466 ordinary shares immediately prior to the completion of this offering, (ii) change in par value of ordinary shares from €0.001 per share to €0.01 per share as required by Dutch law at the time of the Company’s conversion to Elastic N.V. immediately prior to the completion of this offering, (iii) stock-based compensation expense of approximately $1.5 million associated with restricted stock awards (“RSAs”) subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) stock-based compensation expense of approximately $1.4 million associated with stock options granted to our Chief Executive Officer subject to a performance-based vesting condition, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments related to stock-based compensation expense of approximately $2.9 million have been reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

The pro forma as adjusted column further reflects the receipt of $216.4 million in net proceeds from our sale of ordinary shares in this offering at an assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $31.6 million, assuming the initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our financial performance and liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, operating results or future outlook.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Gross profit	$68,332	$119,195	$24,230	$41,087
Stock-based compensation expense	366	1,028	161	590
Amortization of acquired intangible assets	459	1,908	294	673

Non-GAAP gross profit	$69,157	$122,131	$24,685	$42,350

Gross margin	77%	75%	77%	73%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	78%	76%	78%	75%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition-related expenses. We believe non-GAAP operating loss and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Operating loss	$(47,172)	$(47,994)	$(9,174)	$(18,415)
Stock-based compensation expense	18,886	12,742	2,254	5,665
Amortization of acquired intangible assets	529	2,027	316	710
Acquisition-related expenses	235	1,263	445	380

Non-GAAP operating loss	$(27,522)	$(31,962)	$(6,159)	$(11,660)

Operating margin	(53)%	(30)%	(29)%	(33)%
Non-GAAP operating margin (non-GAAP operating loss as a percentage of revenue)	(31)%	(20)%	(19)%	(21)%

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we define as net cash (used in) provided by operating activities less purchases of property and equipment. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in free cash flow and free cash flow margin, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or not available) to be used for strategic initiatives. For example, if free cash flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

The following table presents our cash flows for the periods presented and a reconciliation of free cash flow and free cash flow margin to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Net cash (used in) provided by operating activities	$(16,107)	$(20,819)	$850	$5,126
Less: Purchases of property and equipment	(843)	(2,968)	(394)	(336)

Free cash flow	$(16,950)	$(23,787)	$456	$4,790

Net cash (used in) provided by investing activities	$(20,331)	$8,330	$4,055	$(2,322)
Net cash provided by financing activities	$59,761	$3,427	$529	$129

Net cash used in operating activities (as a percentage of total revenue)	(18)%	(13)%	2%	9%
Less: Purchases of property and equipment (as a percentage of total revenue)	(1)%	(2)%	(1)%	(1)%

Free cash flow margin	(19)%	(15)%	1%	8%

Calculated Billings

We define calculated billings as total revenue plus the increase in total deferred revenue as presented on or derived from our consolidated statements of cash flows less the (increase) decrease in total unbilled accounts receivable in a given period. For annual contracts, we generally invoice customers at the time of entering into the contract. For multi-year contracts, we generally invoice customers for the first year at the time of entering into the contract, and then annually prior to each anniversary of the contract start date. Some Elastic Cloud customers purchase subscriptions on a month-to-month basis, which are usually invoiced monthly in arrears. Training and consulting services are invoiced either at the time of contract or at the time of delivery, based on the arrangement with the customer. Our management uses calculated billings to understand and evaluate our near term cash flows and operating results.

The following table presents our calculated billings for the periods presented and a reconciliation of calculated billings to total revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Total revenue	$88,177	$159,935	$31,644	$56,644
Add: Increase in total deferred revenue	26,951	45,814	1,522	2,368
Less: (Increase) decrease in unbilled accounts receivable	(558)	(25)	486	206

Calculated billings	$114,570	$205,724	$33,652	$59,218

Calculated billings increased 80% for fiscal 2018 over fiscal 2017 and 76% for the three months ended July 31, 2018 over the three months ended July 31, 2017. As calculated billings continue to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by quarterly fluctuations and seasonality based on the timing of entering into new agreements with customers, the timing of renewals, and the mix between annual and monthly contracts entered in each reporting period. Foreign exchange rate movements may also impact calculated billings.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our ordinary shares could decline, and you could lose part or all of your investment.

Risks Related to the Business

Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems and processes, our business, financial condition, results of operations, and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our offerings. Our employee headcount and number of customers have increased significantly, and we expect to continue to grow our headcount significantly over the next year. For example, our total number of customers has grown from over 2,800 as of April 30, 2017 to over 5,000 as of April 30, 2018 to over 5,500 as of July 31, 2018. The growth and expansion of our business and offerings places a continuous significant strain on our management, operational, and financial resources. In addition, as customers adopt our technology for an increasing number of use cases, we have had to support more complex commercial relationships. We must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems, and our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner to manage our growth to date and any future growth effectively.

We may not be able to sustain the diversity and pace of improvements to our offerings successfully or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.

As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our offerings, and harm our results of operations.

We have a history of losses and may not be able to achieve profitability or positive cash flows on a consistent basis. If we cannot achieve profitability or positive cash flows, our business, financial condition, and results of operations may suffer.

We have incurred losses in all years since our incorporation. We incurred a net loss of $52.7 million in fiscal 2018, $52.0 million in fiscal 2017 and $18.6 million in the three months ended July 31, 2018. As a result, we had an accumulated deficit of $233.4 million as of July 31, 2018. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our offerings, broaden our customer base, expand our sales and marketing activities, expand our operations, hire additional employees, and continue to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our offerings or increasing competition. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or positive cash flow at all or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

We may not be able to compete successfully against current and future competitors.

The market for our products is highly competitive, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:

•	product capabilities, including speed, scale, and relevance, with which to power search experiences;

•	an extensible product “stack” that enables developers to build a wide variety of solutions;

•	powerful and flexible technology that can manage a broad variety and large volume of data;

•	ease of deployment and ease of use;

•	ability to address a variety of evolving customer needs and use cases;

•	strength of sales and marketing efforts;

•	flexible deployment model across on-premises, cloud, or hybrid environments;

•	productized solutions engineered to be rapidly adopted to address specific applications;

•	mindshare with developers and IT executives;

•	adoption of products by many types of users (developers, architects, DevOps personnel, IT professionals, security analysts, and departmental and organizational leaders);

•	enterprise-grade technology that is secure and reliable;

•	size of customer base and level of user adoption;

•	quality of training, consulting, and customer support;

•	brand awareness and reputation; and

•	low total cost of ownership.

We face competition from both established and emerging competitors. Our current primary competitors generally fall into the following categories:

•

For our app search, site search, and enterprise search solutions: incumbent offerings such as Solr (open source offering), search tools including Google Custom Search Engine (an advertisement-based site search tool with limited user controls), Google Site Search and Google Search Appliance (both of which Google has declared to be end-of-life and stopped selling), and enterprise search tools including Endeca (acquired by Oracle), FAST (acquired by Microsoft), and Autonomy (acquired by HP and now offered by Micro Focus).

•	For our logging and security analytics solutions: point solutions including Splunk and ArcSight SIEM (offered by Micro Focus).

•

For our metrics, APM and business analytics solutions: software vendors with specific solutions to analyze metrics, typically with Internet of Things, or IoT, data, APM data, and business analytics data.

•

Certain cloud infrastructure providers, including Amazon Web Services, that offer SaaS products based on Elastic’s open source components. These offerings are not supported by Elastic and come without any of Elastic’s proprietary features, whether free or paid.

Some of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies which may allow them to build larger customer bases than we have. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar offerings that compete with our offerings or that achieve greater market acceptance than our offerings. This could attract customers away from our offerings and reduce our market share. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken, which would adversely affect our business and results of operations.

Our limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2012. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this prospectus. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ordinary shares could decline.

Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

If we are not able to keep pace with technological and competitive developments, our business will be harmed.

The market for search technologies is subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. Our success depends upon our ability to enhance existing products, expand the use cases of our products, respond to changing customer needs, requirements and preferences, and develop and introduce in a timely manner new offerings that keep pace with technological and competitive developments. We have in the past experienced delays in releasing new products, deployment options and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forgo purchases of our products and purchase those of our competitors instead.

Additionally, the success of new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the availability of software components for new products, the effective management of development and other spending in connection with anticipated demand for new products, the availability of newly developed products, and the risk that new products may have bugs, errors, or other defects or deficiencies in the early stages of introduction. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and may have similar experiences in the future. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is typically driven by our developer community and may be outside of our control. We also have invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers. Additionally, even if we are able to develop new products and product enhancements, we cannot ensure that they will achieve market acceptance. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and usage of our products, develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

The markets for some of our products are new, unproven and evolving, and our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving markets.

The markets for certain of our products, such as our security analytics and APM solutions, are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals for these products, customers’ demand for these products, the size, growth rate, expansion, and longevity of these markets, the entry of competitive products, or the success of existing competitive products. Our ability to penetrate these new and evolving markets depends on a number of factors, including the cost, performance, and perceived value associated with our products. If these markets do not continue to grow as expected, or if we are unable to anticipate or react to changes in these markets, our competitive position would weaken, which would adversely affect our business and results of operations.

Our operating results are likely to fluctuate from quarter to quarter, which could adversely affect the trading price of our ordinary shares.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue, have fluctuated from quarter-to-quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract and retain new customers;

•	the loss of existing customers;

•	customer renewal rates;

•	our ability to successfully expand our business in the U.S. and internationally;

•	our ability to foster an ecosystem of developers and users to expand the use cases of our products;

•	our ability to gain new partners and retain existing partners;

•	fluctuations in the growth rate of the overall market that our products address;

•	fluctuations in the mix of our revenue, which may impact our gross margins and operating income;

•

the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in sales and marketing, research and development and general and administrative resources;

•	network outages or performance degradation of Elastic Cloud;

•	breaches of, or failures relating to, security, privacy, or data protection;

•	general economic, industry and market conditions;

•	increases or decreases in the number of elements of our subscriptions or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the budgeting cycles and purchasing practices of customers;

•	decisions by potential customers to purchase alternative solutions;

•	decisions by potential customers to develop in-house solutions as alternatives to our products;

•	insolvency or credit difficulties confronting our customers, which could adversely affect their ability to purchase or pay for our offerings;

•	our ability to collect timely on invoices or receivables;

•	delays in our ability to fulfill our customers’ orders;

•	the cost and potential outcomes of future litigation or other disputes;

•	future accounting pronouncements or changes in our accounting policies;

•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

•	fluctuations in stock-based compensation expense;

•	fluctuations in foreign currency exchange rates;

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the timing and success of new offerings introduced by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

•	other risk factors described in this prospectus.

The impact of one or more of the foregoing or other factors may cause our operating results to vary significantly. Such fluctuations could cause us to fail to meet the expectations of investors or securities analysts, which could cause the trading price of our ordinary shares to fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are unable to increase sales of our subscriptions to new customers, sell additional subscriptions to our existing customers, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be harmed.

We offer certain features of our products as open source software with no payment required, and also offer some of our proprietary features with no payment required. Customers purchase subscriptions in order to gain access to additional functionality and support. Our future success depends on our ability to sell our subscriptions to new customers and to expand the deployment of our offerings with existing customers by selling paid subscriptions to our existing users and expanding the value and number of existing customers’ subscriptions. Our ability to sell new subscriptions depends on a number of factors, including the prices of our offerings, the prices of products offered by our competitors, and the budgets of our customers. In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase additional subscriptions and expand the value of existing subscriptions depends on a number of factors, including customers’ level of satisfaction with our offerings, the nature and size of the deployments, the desire to address additional use cases, and the perceived need for additional features, as well as general economic conditions. We rely in large part on our customers to identify new use cases for our products in order to expand such deployments and grow our business. If our customers do not recognize the potential of our offerings, our business would be materially and adversely affected. If our efforts to sell subscriptions to new customers and to expand deployments at existing customers are not successful, our total revenue and revenue growth rate may decline and our business will suffer.

If our existing customers do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscriptions. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Our subscriptions for self-managed deployments typically range from one to three years, while many of our Elastic Cloud customers purchase subscriptions either on a month-to-month basis or on a committed contract of at least one year in duration.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products’ ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, and the pricing of our, or competing, products. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline and our Net Expansion Rate may decline.

Because of the rights accorded to third parties under open source software licenses, there are limited technological barriers to entry into the markets in which we compete and it may be relatively easy for competitors, some of whom may have greater resources than we have, to enter our markets and compete with us.

Anyone may obtain access to the source code for our open source features and then redistribute it (either in a modified or unmodified form) and use it to compete in our markets. Additionally, we make the source code of our proprietary features for the Elastic Stack available, which may enable others to compete more effectively. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies, due to the permissions allowed under open source licensing. It is possible for competitors to develop their own software, including software based on our products, potentially reducing the demand for our products and putting pricing pressure on our subscriptions. For example, Amazon offers some of our open source features as part of its Amazon Web Services offering. As such, Amazon competes with us for potential customers, and while Amazon cannot provide our proprietary software, the pricing of Amazon’s offerings may limit our ability to adjust the price of our products. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins and loss of market share, any one of which could harm our business, financial condition, results of operations and cash flows.

If we do not effectively expand and train our sales force, we may be unable to add new customers, increase sales to existing customers or expand the value of our existing customers’ subscriptions and our business will be adversely affected.

We depend on our sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscriptions, and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Our ability to increase sales of our offerings is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation and results of operations.

After our products are deployed within our customers’ IT environments, our customers depend on our technical support services to resolve issues relating to our products. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education on our products, our ability to sell additional subscriptions to existing customers or expand the value of existing customers’ subscriptions would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise and government entity customers have more complex IT environments and require higher levels of support than smaller customers. If we fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with them.

Additionally, it can take several months to recruit, hire, and train qualified technical support employees. We may not be able to hire such resources fast enough to keep up with demand, particularly if the sales of our offerings exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our offerings, will be adversely affected. Our failure to provide and maintain high-quality support services would have an adverse effect on our business, financial condition, and results of operations.

We rely significantly on revenue from subscriptions and, because we recognize a significant portion of the revenue from subscriptions over the term of the relevant subscription period, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for the substantial majority of our revenue, comprising 93% of total revenue in fiscal 2018, compared to 90% of total revenue in fiscal 2017. We recognize a significant portion of our subscription revenue monthly over the term of the relevant time period. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.

The estimates of market opportunity and expectations about market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the expected growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and expectations about market growth included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the markets in which we compete meet the size estimates and growth expectations included in this prospectus, our business could fail to grow for a variety of reasons, which would adversely affect our results of operations. For more information regarding the estimates of market opportunity and the expectations about market growth included in this prospectus, see “Market and Industry Data.”

A real or perceived defect, security vulnerability, error, or performance failure in our software could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors or performance failures could cause damage to our reputation, loss of customers or revenue, product returns, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our products, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Any limitation of liability provisions that may be contained in our customer and partner agreements may not be effective as a result of existing or future applicable law or unfavorable judicial decisions. The sale and support of our products entail the risk of liability claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim.

Incorrect implementation or use of, or our customers’ failure to update, our software could result in customer dissatisfaction and negatively affect our business, operations, financial results, and growth prospects.

Our products are often operated in large scale, complex IT environments. Our customers and some partners require training and experience in the proper use of and the benefits that can be derived from our products to maximize their potential. If our customers do not implement, update or use our products correctly or as intended, inadequate performance and/or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation, use of, or our customers’ failure to update, our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, negative publicity and may adversely affect our reputation and brand. Failure by us to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, and adversely affect our business and growth prospects.

If third parties offer inadequate or defective implementations of our open source software, our reputation could be harmed.

Certain cloud infrastructure providers, including Amazon Web Services, provide SaaS offerings based on open source components of the Elastic Stack, using the names of those open source components in marketing such offerings. These offerings are not supported by us and come without any of our proprietary features. We do not control how these third parties may use or offer our open source technology. These third parties could inadequately or incorrectly implement our open source technology, or fail to update such technology in light of changing technological or security requirements, which could result in real or perceived defects, security vulnerabilities, errors, or performance failures with respect to their open source offerings. Users, customers, and potential customers could confuse these third party products with our own products, and attribute such defects, security vulnerabilities, errors, or performance failures to our products. Any damage to our reputation and brand from defective implementations of our open source software could result in lost sales and lack of market acceptance of our products and could adversely affect our business and growth prospects.

We rely on traditional web search engines to direct traffic to our website. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on traditional web search engines such as Google. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in the number of users directed to our website could reduce our revenue or require us to increase our customer acquisition expenditures.

If our security measures are breached or unauthorized access to private or proprietary data is otherwise obtained, our software may be perceived as not being secure, customers may reduce the use of or stop using our products, and we may incur significant liabilities.

Any security breach, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss of confidential information, damage to our reputation, litigation, regulatory investigations or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error, defect or bug in our products, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our confidential information or personal information or the confidential information or personal information of our customers, our reputation may be damaged, our business may suffer and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach.

In addition, many of our customers may use our software for processing their sensitive and proprietary information, including business strategies, financial and operational data, personal or identifying information and other related data. As a result, unauthorized access or use of this data could result in the loss, compromise, corruption or destruction of our customers’ sensitive and proprietary information and lead to litigation, regulatory investigations and claims, indemnity obligations, and other liabilities. We have implemented administrative, technical and physical measures designed to protect the integrity of customer information and prevent data loss, misappropriation and other security breaches and incidents and may incur significant costs in connection with the implementation of additional preventative measures in the future.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including sensitive and personal information. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, disclosure, loss or destruction of our and our customers’ data, including sensitive and personal information.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative measures.

Further, we cannot assure that any limitations of liability provisions in our customer and user agreements, contracts with third-party vendors and service providers or other contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. The successful assertion of claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

We rely on third-party cloud platforms to host our cloud offerings. If we experience an interruption in service for any reason, our cloud offerings would similarly be interrupted. An interruption in our services to our customers could cause our customers’ internal and consumer-facing applications to not function properly, which could have a material adverse effect on our business, results of operations, customer relationships and reputation.

In addition, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures, natural disasters or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our products or order subscriptions or services within a reasonable amount of time or at all, our business could be harmed. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for our products. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained and implemented, any of which could harm our business and results of operations.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, their employment is for no specific duration and constitutes at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management, particularly our Chief Executive Officer and Chairman, Shay Banon, to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key person life insurance policies on any of our employees. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

If we are not able to maintain and enhance our brand, especially among developers, our business and operating results may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with developers, is critical to achieving widespread acceptance of our software and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. For instance, our continued focus and investment in Elastic{ON} and similar investments in our brand, user engagement, and customer engagement may not generate a sufficient financial return. If we fail to successfully promote and maintain our brand, we may fail to attract or retain users and customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and entrepreneurial spirit we have worked to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. Moreover, many of our existing employees may be able to receive significant proceeds from sales of our ordinary shares in the public markets after this offering, which could lead to employee attrition and disparities of wealth among our employees that adversely affects relations among employees and our culture in general. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

We rely on channel partners to execute a portion of our sales; if our channel partners fail to perform, our ability to sell our solution will be more limited, and our results of operations could be harmed.

A portion of our revenue is generated by sales through our channel partners, especially to U.S. federal government customers and in certain international markets. We provide certain of our channel partners with specific training and programs to assist them in selling our offerings, but there can be no assurance that these steps will be effective. In addition, our channel partners may be unsuccessful in marketing and selling our offerings. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our offerings to customers.

Some of these partners may also market, sell, and support offerings that are competitive with ours, may devote more resources to the marketing, sales, and support of such competitive offerings, may have incentives to promote our competitors’ offerings to the detriment of our own or may cease selling our offerings altogether. Our agreements with our channel partners typically have a duration of one to three years, and generally may be terminated for any reason by either party with advance notice prior to each renewal date. We cannot assure you that we will retain these channel partners or that we will be able to secure additional or replacement channel partners. The loss of one or more of our significant channel partners or a decline in the number or size of orders from any of them could harm our results of operations. In addition, many of our new channel partners require extensive training and may take several months or more to achieve productivity. Our channel partner sales structure could subject us to lawsuits, potential liability, and reputational harm if, for example, any of our channel partners misrepresents the functionality of our offerings to customers or violates laws or our or their corporate policies. If our channel partners are unsuccessful in fulfilling the orders for our offerings, or if we are unable to enter into arrangements with and retain high quality channel partners, our ability to sell our offerings and results of operations could be harmed.

If we are unable to maintain successful relationships with our partners, our business operations, financial results and growth prospects could be adversely affected.

We maintain partnership relationships with a variety of partners, including cloud providers, systems integrators, channel partners, referral partners, OEM and MSP partners, and technology partners, to jointly deliver offerings to our end customers and complement our broad community of users. In particular, we work with systems integrators and referral partners to market and sell our subscriptions.

Our agreements with our partners are generally non-exclusive, meaning our partners may offer customers the offerings of several different companies, including offerings that compete with ours, or may themselves be or become competitors. If our partners do not effectively market and sell our offerings, choose to use greater efforts to market and sell their own offerings or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our offerings may be harmed. Our partners may cease marketing our offerings with limited or no notice and with little or no penalty. The loss of a substantial number of our partners, our possible inability to replace them, or the failure to recruit additional partners could harm our results of operations.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our partners and in helping our partners enhance their ability to market and sell our subscriptions. If we are unable to maintain our relationships with these partners, our business, results of operations, financial condition or cash flows could be harmed.

The sales prices of our offerings may decrease, which may reduce our gross profits and adversely affect our financial results.

The sales prices for our offerings may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new offerings, or promotional programs. For example, we recently reduced prices for some of our Elastic Cloud offerings in conjunction with launching new offerings. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and channel partners are willing to pay in those countries and regions. Any decrease in the sales prices for our offerings, without a corresponding decrease in costs or increase in volume, would adversely impact our gross profit. Gross profit could also be adversely impacted by a shift in mix of our subscriptions from self-managed to our cloud offering, which has a lower gross margin, as well as any increase in our mix of professional services relative to subscriptions. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

We expect our revenue mix to vary over time, which could harm our gross margin and operating results.

We expect our revenue mix to vary over time due to a number of factors, including the mix of our subscriptions for self-managed and our cloud offerings, and our professional services revenue. Due to the differing revenue recognition policies applicable to our subscriptions and professional services, shifts in our business mix from quarter to quarter could produce substantial variation in revenue recognized. Further, our gross margins and operating results could be harmed by changes in revenue mix and costs, together with numerous other factors, including entry into new markets or growth in lower margin markets; entry into markets with different pricing and cost structures; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and operating results. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our ordinary shares could decline.

The length of our sales cycle can be unpredictable, particularly with respect to sales through our channel partners or sales to large customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to large subscription customers and increasing sales to existing customers. The length of our sales cycle, from initial contact with our sales team to contractually committing to our subscriptions can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us or through a channel partner. Our sales cycle can extend to more than a year for some customers. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a quarter could affect our cash flows and results of operations for that quarter and for future quarters. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our ordinary shares to decline.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how and brand. We rely on a combination of trademarks, copyrights, patents, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of July 31, 2018, we had seven issued U.S. patents, 20 pending U.S. patent applications, no pending U.S. provisional applications, and five pending non-U.S. filings, including four patent cooperation treaty patent applications. There can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement, misappropriation or violation of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement, misappropriation or violation of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement, misappropriation or violation claims. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole or principal business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our products infringe, misappropriate or violate their rights, the litigation could be expensive and could divert our management resources.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our technologies incorporate open source software, and we expect to continue to incorporate open source software in our products in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or violation due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Some open source projects have known vulnerabilities and architectural instabilities and as provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our product. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations and financial condition.

One of our marketing strategies is to offer open source and free trials of our products, and we may not be able to realize the benefits of this strategy.

We are dependent upon lead generation strategies, including offering open source and free trials of our products, to generate sales opportunities. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many users never convert from the open source or free trials to the paid versions of our products. To the extent that users do not become, or we are unable to successfully attract, paying customers, we will not realize the intended benefits of these marketing strategies and our ability to grow our revenue will be adversely affected.

Our software development and licensing model could be negatively impacted if the Apache License, Version 2.0 is not enforceable.

Important components of our software have been provided under the Apache License 2.0. This license states that any work of authorship licensed under it, and any derivative work thereof, may be reproduced and distributed provided that certain conditions are met. It is possible that a court would hold this license to be unenforceable or that someone could assert a claim for proprietary rights in a program developed and distributed under it. Any ruling by a court that this license is not enforceable, or that open source components of our products may not be reproduced or distributed, may negatively impact our distribution or development of all or a portion of our products.

In connection with the operation of our business, we may collect, store, transfer and otherwise process certain personal data and personally identifiable information. As a result, our business is subject to a variety of government and industry regulations, as well as other obligations, related to privacy, data protection and information security.

Privacy, data protection and information security have become significant issues in various jurisdictions where we offer our products. The regulatory frameworks for privacy, data protection and information security issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or non-U.S. government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data protection, data privacy and/or information security and/or regulating the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in these areas. If we fail to comply with any of these laws or standards, we may be subject to investigations, enforcement actions, civil litigation, fines and other penalties, all of which may generate negative publicity and have a negative impact on our business.

In the United States, we may be subject to investigation and/or enforcement actions brought by federal agencies and state attorneys general and consumer protection agencies. We publicly post policies and other documentation regarding our practices concerning the processing, use and disclosure of personally identifiable information. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which we or our customers must comply. Within the European Union, the European General Data Protection Regulation, or GDPR, became fully effective on May 25, 2018, and applies to the processing (which includes the collection and use) of certain personal data. As compared to previously-effective data protection law in the European Union, the GDPR imposes additional obligations and risk upon our business and increases substantially the penalties to which we could be subject in the event of any non-compliance. Administrative fines under the GDPR can amount up to 20 million Euros or four percent of the group’s annual global turnover, whichever is highest. We have incurred substantial expense in complying with the obligations imposed by the GDPR and we may be required to make significant changes in our business operations, all of which may adversely affect our revenue and our business overall. Additionally, because the GDPR’s standards have not been previously enforced against companies, we are unable to predict how they will be applied to us. Despite our efforts to attempt to comply with the GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. We have undertaken certain efforts to conform transfers of personal data from the European Economic Area, or EEA, to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the EEA, in particular as a result of continued legal and legislative activity within the European Union that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data.

We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our products due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the data protection obligations imposed on them. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

In June 2016, a referendum was passed in the United Kingdom to leave the European Union, commonly referred to as “Brexit.” This creates an uncertain political and economic environment in the United Kingdom and other European Union countries, even though the formal process for leaving the European Union may take years to complete. For example, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with GDPR and how data transfers to and from the United Kingdom will be regulated. A Data Protection Bill is undergoing the legislative process in the United Kingdom that generally would be consistent with the GDPR, but it is unclear whether this bill ultimately will be enacted. The full effect of Brexit is uncertain and depends on any agreements the United Kingdom may make to retain access to European Union markets. Consequently, no assurance can be given about the impact of the outcome and our business may be seriously harmed.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may legally or contractually apply to us. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, or PCI DSS, which relates to the processing of payment card information. In the event we fail to comply with the PCI DSS, fines and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our customers may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. We also expect that there will continue to be changes in interpretations of existing laws and regulations, or new proposed laws, regulations, and other obligations concerning privacy, data protection and information security, which could impair our or our customers’ ability to collect, use or disclose information relating to consumers, which could decrease demand for our offerings, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Because the interpretation and application of many laws and regulations relating to privacy, data protection and information security, along with industry standards, are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products, and we could face fines, lawsuits, regulatory investigations and other claims and penalties, and we could be required to fundamentally change our products or our business practices, which could have an adverse effect on our business. Any inability to adequately address privacy, data protection and data security concerns, even if unfounded, or any actual or perceived failure to comply with applicable privacy, data protection and information security laws, regulations and other obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy, data protection and information security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and countries outside of the United States. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, Europe, the Asia Pacific region or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations and financial condition could be adversely affected.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our software may be subject to U.S. export control laws and regulations including the Export Administration Regulations, or EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control, or OFAC. As such, an export license may be required to export or reexport our products to certain countries, end-users and end-uses. Because we incorporate encryption functionality into our products, we also are subject to certain U.S. export control laws that apply to encryption items. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Monitoring and ensuring compliance with these complex U.S. export control laws is particularly challenging because our offerings are widely distributed throughout the world and are available for download without registration. Even though we take precautions to ensure that we and our partners comply with all relevant export control laws and regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, financial condition and operating results.

Our international operations and expansion expose us to several risks.

As of July 31, 2018, we had customers located in over 80 countries, and our strategy is to continue to expand internationally. In addition, as a result of our strategy of leveraging a distributed workforce, as of July 31, 2018, we had employees located across 35 countries. Our current international operations involve and future initiatives will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

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different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	exposure to many stringent and potentially inconsistent laws and regulations relating to privacy, data protection and information security, particularly in the European Union;

•	changes in a specific country’s or region’s political or economic conditions;

•	risks resulting from changes in currency exchange rates;

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challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

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risks relating to the implementation of exchange controls, including restrictions promulgated by the OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	limited or unfavorable intellectual property protection; and

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. We depend on direct sales and our channel partner relationships to sell our offerings in international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through other partnerships. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new offerings could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next twelve months. After that, we may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our ordinary shares, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions that would otherwise be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations, and financial condition. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations in the United States or internationally;

•	hire, train, and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could harm our business, financial condition, and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies. The identification of suitable acquisition candidates is difficult,

and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our ordinary shares. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

Failure to comply with anti-bribery, anti-corruption, and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act and other anti-corruption, anti-bribery and anti-money laundering laws in various jurisdictions both domestic and abroad. We leverage third parties, including channel partners, to sell our offerings and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. While we have policies and procedure to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, operating results and prospects.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or non-U.S. government sectors until we have attained the revised certification. Government demand and payment for our offerings may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our offerings.

Additionally, we rely on certain partners to provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If our partners do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional offerings to new and existing government entity customers would be adversely affected and our reputation could be damaged.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with us or our channel partners for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business, including the laws of the Netherlands, the United States and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our condensed consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. In the United States, newly enacted legislation commonly referred to as the Tax Cuts and Jobs Act introduced a number of changes to U.S. federal income tax laws, the impact of which is uncertain. In addition, the authorities in the jurisdictions in which we operate could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, and interest and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of April 30, 2018 and 2017, we had net operating loss carryforwards in various jurisdictions of $223.0 million and $135.9 million, respectively, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. We have a number of our employees and executive officers located in the San Francisco Bay Area, a region known for seismic activity. In the event our or our partners abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular quarter. In addition, acts of terrorism and other geo-political unrest could cause disruptions in our business or the business of our partners, customers or the economy as a whole. Any disruption in the business of our partners or customers that affects sales in a given fiscal quarter could have a significant adverse impact on our quarterly results for that and future quarters. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

A portion of our subscriptions are generated and operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. The strengthening of the U.S. dollar increases the real cost of our offerings to our customers outside of the United States, leading to delays in the purchase of our offerings and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our financial condition and results of operations. In addition, increased international sales in the future, including through our channel partners, may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, measurement of stock-based compensation expense, accounting of intangible assets, goodwill impairment test, and accounting for income taxes including deferred tax assets and liabilities.

Risks Related to the Offering and Ownership of our Ordinary Shares

There has been no prior market for our ordinary shares, the market price for our ordinary shares may be volatile or may decline regardless of our operating performance, an active public trading market may not develop or be sustained following this offering, and you may not be able to resell our ordinary shares at or above the initial public offering price.

There has been no public market for our ordinary shares prior to this offering. The initial public offering price for the ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following this offering. If you purchase ordinary shares in this offering, you may not be able to resell those ordinary shares at or above the initial public offering price. Although our ordinary shares have been approved for listing on the New York Stock Exchange, we cannot assure you that a trading market for our ordinary shares will develop, or, if a trading market does develop, that it will be maintained. The stock markets, and securities of technology companies in particular, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated changes or fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our ordinary shares by us or our shareholders;

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failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	breaches of, or failures relating to, security, privacy or data protection;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to Mr. Banon;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The concentration of our share ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval.

We anticipate that our executive officers, directors, current 5% or greater shareholders and affiliated entities will together beneficially own approximately 80% of our ordinary shares outstanding after this offering (or 79% if the underwriters exercise their option to purchase additional shares in full). As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as adoption of the financial statements, declarations of dividends, the appointment and dismissal of directors, capital increases, amendment to our articles of associations and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

In addition, four of our non-executive directors are affiliated with a holder of greater than 5% of our ordinary shares.

The issuance of additional shares in connection with financings, acquisitions, investments, our share incentive plans or otherwise will dilute all other shareholders.

Our articles of association that will be in effect upon completion of this offering authorize us to issue up to 165 million ordinary shares and up to 165 million preference shares with such rights and preferences as included in our articles of association. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline, unless pre-emptive rights exist.

Certain holders of our ordinary shares may not be able to exercise pre-emptive rights and as a result may experience substantial dilution upon future issuances of ordinary shares.

Holders of our ordinary shares in principle have a pro rata pre-emptive right with respect to any issue of ordinary shares or the granting of rights to subscribe for ordinary shares, unless Dutch law or the articles of association state otherwise or unless explicitly provided otherwise in a resolution by the General Meeting of Shareholders of the company, or the General Meeting, or—if authorized by the General Meeting—by a resolution of our board of directors. Our General Meeting has empowered our board of directors, subject to execution of the Deed of Amendment and Conversion, to limit or exclude pre-emptive rights on ordinary shares for a period of five years from the date of the execution of the Deed of Amendment and Conversion, immediately prior to the completion of this offering, which could cause existing shareholders to experience substantial dilution of their interest in us.

Pre-emptive rights do not exist with respect to the issue of preference shares and holders of preference shares, if any, have no pre-emptive right to acquire newly issued ordinary shares. Also, pre-emptive rights do not exist with respect to the issue of shares or grant of rights to subscribe for shares to employees of the company or contributions in kind.

Because the initial public offering price of our ordinary shares will be substantially higher than the pro forma net tangible book value per share of our outstanding ordinary shares following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our ordinary shares will be substantially higher than the pro forma net tangible book value per share of our ordinary shares immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our ordinary shares in this offering, you will experience immediate dilution of $31.07 per share, the difference between the price per share you pay for our ordinary shares and its pro forma net tangible book value per share as of July 31, 2018, after giving effect to the issuance of ordinary shares in this offering and assuming an initial public offering price of $34.00 per share, the midpoint of the range on the cover page of this prospectus. Furthermore, if the underwriters exercise their option to purchase additional shares in full, outstanding options are exercised, we issue awards to our employees under our equity incentive plans or we otherwise issue additional ordinary shares, you could experience further dilution. See “Dilution” for more information.

Sales of substantial amounts of our ordinary shares in the public markets, or the perception that they might occur, could reduce the price that our ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our ordinary shares in the public market after this offering, particularly sales by our directors, executive officers and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate. Based on the total number of outstanding ordinary shares as of July 31, 2018, upon completion of this offering, we will have 69,492,729 ordinary shares outstanding, assuming no exercise of our outstanding share options after July 31, 2018 and assuming no exercise by the underwriters of their option to purchase additional shares.

All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriting,” we, all of our directors and executive officers and holders of substantially all of our ordinary shares, or securities exercisable for or convertible into our ordinary shares outstanding immediately prior to this offering, are subject to market stand-off agreements or lock-up agreements pursuant to which they have agreed not to offer, sell or agree to sell, directly or indirectly, any ordinary shares without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus. However, the lock-up restrictions will no longer apply to 25% of the shares subject to each lock-up agreement with our directors, executive officers and securityholders if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15 day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price of our ordinary shares on such date is at least 33% greater than the initial public offering price of our ordinary shares. The lock-up agreements are subject to additional exceptions, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting.” When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expirations, in whole or in part, of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

In addition, following this offering, holders of an aggregate of up to 54,174,612 ordinary shares, based on shares outstanding as of July 31, 2018, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to our amended and restated investors’ rights agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our ordinary shares. We also intend to register the offer and sale of all ordinary shares that we may issue under our equity compensation plan.

Upon the completion of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap). The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

Upon the completion of this offering, we will be a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See “Description of Share Capital—Corporate Governance.”

Certain anti-takeover provisions in our articles of association and under Dutch law may prevent or could make an acquisition of our company more difficult, limit attempts by our shareholders to replace or remove members of our board of directors or current management and may adversely affect the market price of our ordinary shares.

Our articles of association that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for shareholders to appoint directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•

the staggered three-year terms of the members of our board of directors, as a result of which only approximately one-third of the members of our board of directors may be subject to election in any one year;

•

a provision that the members of our board of directors may only be removed by the General Meeting by a two-thirds majority of votes cast representing at least 50% of our issued share capital if such removal is not proposed by our board of directors;

•

a provision that the members of our board of directors may only be appointed upon binding nomination of the board of directors, which can only be overruled with two-thirds majority of votes cast representing at least 50% of our issued share capital;

•

the inclusion of a class of preference shares in our authorized share capital that may be issued by our board of directors, in such a manner as to dilute the interest of shareholders, including any potential acquirer or activist shareholder, in order to delay or discourage any potential unsolicited offer or shareholder activism;

•	requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors; and

•	minimum shareholding thresholds, based on nominal value, for shareholders to call General Meetings of our Shareholders or to add items to the agenda for those meetings.

See “Description of Share Capital—Anti-takeover provisions.”

We are subject to the Dutch Corporate Governance Code but do not comply with all the suggested governance provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and suggested governance provisions for management boards, supervisory boards, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, public companies are required to disclose in their annual reports, filed in the Netherlands, whether they comply with the suggested governance provisions of the DCGC. If they do not comply with those provisions (e.g., because of a conflicting requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the New York Stock Exchange. The principles and suggested governance provisions apply to our board of directors (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the General Meeting (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). Upon becoming a listed company, we will comply with all applicable provisions of the DCGC except where such provisions conflict with U.S. exchange listing requirements or with market practices in the United States or the Netherlands. See “Description of Share Capital—Corporate Governance.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the suggested governance provisions of the DCGC.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Were this position to change, payment of future dividends may be made only if our equity exceeds the amount of the paid-in and called-up part of the issued share capital, increased by the reserves required to be maintained by Dutch law or by our articles of association. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our operating results or the price of our ordinary shares.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our shares and thereby enable access to the public equity markets for our employees and shareholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including for any of the purposes described in “Use of Proceeds.” However, we do not currently have any specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our shareholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our ordinary shares could decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year after the first anniversary of our initial public offering in which the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional personnel to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ordinary shares may, therefore, be adversely affected.

As a public company in the United States, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with our annual report for the year ending April 30, 2020, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with these obligations. This process is time-consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years following the date of our initial public offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands and substantial portions of our assets are located outside of the United States. In addition, one member of our board of directors and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. In such proceedings, however, a Dutch court may be expected to recognize the binding effect of a judgment of a federal or state court in the United States without re-examination of the substantive matters adjudicated thereby, if (i) the jurisdiction of the U.S. federal or state court has been based on internationally accepted principles of private international law, (ii) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (iii) that judgment does not contravene public policy of the Netherlands and (iv) that judgment is not incompatible with (x) an earlier judgment of a Dutch court between the same parties, or (y) an earlier judgment of a foreign court between the same parties in a dispute regarding the same subject and based on the same cause, if that earlier foreign judgment is recognizable in the Netherlands.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

In addition, there can be no assurance that a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

U.S. holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will generally be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce or are held for the production of passive income. For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to our market capitalization. However, if we are considered to be a “controlled foreign corporation,” or CFC, that is not “publicly traded” for purposes of the PFIC rules during the tested period, the value of our assets will generally be determined by reference to our adjusted bases in our assets. Due in part to changes in the CFC attribution rules as part of recently enacted legislation commonly referred to as the Tax Cuts and Jobs Act, we may be a CFC prior to this offering. However, based on our past and current projections of our income and assets, as well as our projected use of proceeds from this offering, we do not expect to be a PFIC for the taxable year ending April 30, 2019 or for the foreseeable future. Nevertheless, a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate, we cannot assure you that we will not be or become a PFIC in the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”) holds our ordinary shares, the U.S. holder may be subject to adverse tax consequences. Each U.S. holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections. See “Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”.

If a U.S. holder is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Under changes implemented recently by legislation commonly referred to as the Tax Cuts and Jobs Act, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any investor who may be a United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Failure to comply with these reporting obligations may subject a U.S. holder who is a United States shareholder to significant monetary penalties and may prevent from starting the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. A U.S. holder should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We may not be able to make distributions or repurchase shares without subjecting our shareholders to Dutch withholding tax.

Dutch dividend withholding tax may be levied on dividends and similar distributions made by us to our shareholders at the statutory rate of 15%. If dividend distributions are structured as a repayment of capital or a repurchase of shares, Dutch withholding tax may still be due at 15%. Such repayment of capital or repurchase of shares will be exempt from dividend withholding tax only in limited circumstances. See “Taxation—Material Dutch Tax Considerations”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

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our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses (including changes in sales and marketing, research and development and general and administrative expenses), and our ability to achieve, and maintain, future profitability;

•	market acceptance of our products;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to maintain the security and availability of our software;

•	our ability to maintain and expand our customer base, including by attracting new customers;

•	our ability to maintain or increase our Net Expansion Rate;

•	our ability to develop new offerings, or enhancements to our existing offerings, and bring them to market in a timely manner;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	our business model and our ability to effectively manage our growth and associated investments;

•	beliefs and objectives for future operations, including regarding our estimated total addressable market;

•	our relationships with third parties, including partners;

•	our ability to maintain, protect and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	our ability to successfully expand in our existing markets and into new markets;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	the attraction and retention of qualified employees and key personnel;

•	our use of the net proceeds from this offering; and

•	the future trading prices of our ordinary shares.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover,

we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data, estimates and forecasts that we obtained from industry publications and research, surveys, studies conducted by third parties as well as other information based on our internal sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus and we believe these industry publications and third-party research, surveys and studies are reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	IDC Market Forecast: Worldwide Problem Management Software Forecast, 2017-2021 (February 2017)

•	IDC Market Forecast: Worldwide IT Operations Management Software Forecast, 2018-2022: First Look (February 2018)

•	IDC Market Forecast: Worldwide Big Data and Analytics Software Forecast, 2017-2021 (July 2017)

•	IDC Market Forecast: Worldwide Security and Vulnerability Management Forecast, 2017-2021 (January 2018)

•	Data Age 2025: The Evolution of Data to Life-Critical (IDC 2017)

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our ordinary shares in this offering at the assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $216.4 million, or approximately $249.6 million if the underwriters exercise their option to purchase additional shares in full.

Each $1.00 increase or decrease in the assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds to us from this offering by approximately $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease, respectively, the net proceeds to us from this offering by approximately $31.6 million, assuming the initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our shares and thereby enable access to the public equity markets for our employees and shareholders and to increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, sales and marketing activities, general and administrative matters and capital expenditures, although we do not currently have any specific plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products, or businesses that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings, if any, for use in the operation of our business, to finance the growth and development of our business and to provide additional liquidity and as a result, we do not expect to pay any dividends in the foreseeable future. Any future determination to declare dividends will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Dividend payments are subject to withholding tax in the Netherlands. See “Taxation—Material Dutch Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of July 31, 2018 on:

•	an actual basis;

•

a pro forma basis, to reflect the (i) automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into 28,939,466 ordinary shares immediately prior to the completion of this offering, (ii) change in par value of ordinary shares from €0.001 per share to €0.01 per share as required by Dutch law at the time of the Company’s conversion to Elastic N.V. immediately prior to the completion of this offering, (iii) stock-based compensation expense of approximately $1.5 million associated with restricted stock awards (“RSAs”) subject to service-based and performance-based vesting conditions, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, and (iv) stock-based compensation expense of approximately $1.4 million associated with stock options granted to our Chief Executive Officer subject to a performance-based vesting condition, which we will recognize upon the completion of this offering, as further described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments related to stock-based compensation expense of approximately $2.9 million have been reflected as an increase to additional paid-in capital and accumulated deficit.

•

a pro forma as adjusted basis, to give effect to the adjustments described above and the sale and issuance by us of 7,000,000 ordinary shares in this offering at an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of July 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$51,071	$51,071	$267,511

Redeemable convertible preference shares, par value €0.001 per share; 29,026,193 shares authorized, 28,939,466 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$200,921	$—	$—

Shareholders’ (deficit) equity:
Preference shares, par value €0.01 per share; no shares authorized, issued, and outstanding, actual; 165,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Ordinary shares, par value €0.001 per share; 72,000,000 shares authorized, 33,553,263 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	33	—	—
Ordinary shares, par value €0.01 per share; no shares authorized, issued, and outstanding, actual; 165,000,000 shares authorized, 62,492,729 shares issued and outstanding, pro forma; 165,000,000 shares authorized, 69,492,729 shares issued and outstanding, pro forma as adjusted	—	624	694
Treasury shares, 35,937 shares (repurchased at an average price of $10.30 per share)	(369)	(369)	(369)
Additional paid-in capital	69,068	272,257	488,627
Accumulated other comprehensive loss	(1,699)	(1,699)	(1,699)
Accumulated deficit	(233,352)	(236,211)	(236,211)

Total shareholders’ (deficit) equity	(166,319)	34,602	251,042

Total capitalization	$34,602	$34,602	$251,042

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $31.6 million, assuming the initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity, total capitalization and ordinary shares outstanding as of July 31, 2018, would be $300.7 million, $521.8 million, $284.2 million, $284.2 million and 70,542,729 shares, respectively.

The number of ordinary shares that will be outstanding after this offering is based on 62,492,729 ordinary shares outstanding as of July 31, 2018, and excludes:

•

23,785,510 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that were outstanding as of July 31, 2018, with a weighted-average exercise price of $9.48 per share;

•

2,075,800 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that were granted after July 31, 2018, with a weighted-average exercise price of $23.90 per share, and 155,750 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that we expect to grant on the date of this prospectus with an exercise price equal to the initial public offering price;

•	244,498 ordinary shares issuable upon satisfaction of a performance-based vesting condition pursuant to restricted stock awards outstanding as of July 31, 2018; and

•

10,334,079 ordinary shares available for future issuance under our 2012 Plan, which number will be reduced as a result of the grant of 155,750 options to purchase ordinary shares on the date of this prospectus.

Our 2012 Plan provides for annual automatic increases in the number of shares available for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Share Plans.”

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of July 31, 2018, our pro forma net tangible book value was approximately $(15.0) million, or $(0.24) per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of ordinary shares outstanding as of July 31, 2018, assuming the conversion of all outstanding redeemable convertible preference shares into 28,939,466 ordinary shares.

After giving effect to our sale in this offering of 7,000,000 ordinary shares, at an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2018 would have been approximately $203.6 million, or $2.93 per share. This represents an immediate increase in pro forma net tangible book value of $3.17 per share to our existing shareholders and an immediate dilution of $31.07 per share to investors purchasing shares in this offering at the assumed initial offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$34.00
Pro forma net tangible book value per share as of July 31, 2018	$(0.24)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$3.17

Pro forma as adjusted net tangible book value per share, after this offering		$2.93

Dilution in pro forma net tangible book value per share to new investors in this offering		$31.07

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma net tangible book value per share after this offering by $0.09, and the dilution in pro forma net tangible book value per share to new investors in this offering by $0.91, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each 1.0 million increase or decrease in the number of shares offered by us as set forth on the cover page of this prospectus would increase or decrease, respectively, our pro forma net tangible book value per share after this offering by $0.41, and the dilution in pro forma net tangible book value per share to new investors in this offering by $0.41 per share, assuming that the assumed initial public offering price of $34.00, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $3.36 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $30.64 per share.

The following table summarizes, on a pro forma as adjusted basis as of July 31, 2018 after giving effect to the sale of our ordinary shares in this offering at an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $34.00 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing shareholders	62,492,729	89.9%	$228,611	49.0%	$3.66
New public investors	7,000,000	10.1	238,000	51.0	$34.00

Total	69,492,729	100%	466,611	100%

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $34.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all shareholders by approximately $6.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, or we issue any securities or convertible debt in the future, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise by the underwriters of their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own 88.6% and the investors purchasing ordinary shares in this offering would own 11.4% of the total number of ordinary shares outstanding immediately after completion of this offering.

The number of ordinary shares that will be outstanding after this offering is based on 62,492,729 ordinary shares outstanding as of July 31, 2018, and excludes:

•

23,785,510 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that were outstanding as of July 31, 2018, with a weighted-average exercise price of $9.48 per share;

•

2,075,800 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that were granted after July 31, 2018, with a weighted-average exercise price of $23.90 per share, and 155,750 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2012 Plan that we expect to grant on the date of this prospectus with an exercise price equal to the initial public offering price;

•	244,498 ordinary shares issuable upon satisfaction of a performance-based vesting condition pursuant to restricted stock awards outstanding as of July 31, 2018; and

•

10,334,079 ordinary shares available for future issuance under our 2012 Plan, which number will be reduced as a result of the grant of 155,750 options to purchase ordinary shares on the date of this prospectus.

Our 2012 Plan provides for annual automatic increases in the number of shares available for issuance thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefit and Share Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data presented below for the years ended April 30, 2017 and 2018 and the consolidated balance sheet data as of April 30, 2017 and 2018 (except for the pro forma share and pro forma net loss per share information) are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the three months ended July 31, 2017 and 2018 and the consolidated balance sheet data as of July 31, 2018 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of July 31, 2018 and the results of operations and cash flows for the three months ended July 31, 2017 and 2018. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and our results for the three months ended July 31, 2018 are not necessarily indicative of the results that may be expected for the full fiscal year ending April 30, 2019, or any other period. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue
License – self-managed	$14,503	$25,759	$4,649	$7,240
Subscription – self-managed and SaaS	65,243	123,623	24,742	44,369

Total subscription revenue	79,746	149,382	29,391	51,609
Professional services	8,431	10,553	2,253	5,035

Total revenue	88,177	159,935	31,644	56,644

Cost of revenue(1)(2)
Cost of license – self-managed	55	387	97	97
Cost of subscription – self-managed and SaaS	13,161	27,920	4,982	10,201

Total cost of revenue – subscription	13,216	28,307	5,079	10,298
Cost of professional services	6,629	12,433	2,335	5,259

Total cost of revenue	19,845	40,740	7,414	15,557

Gross profit	68,332	119,195	24,230	41,087

Operating expenses(1)(2)(3)
Research and development	32,601	55,641	10,824	18,981
Sales and marketing	56,612	82,606	17,047	30,422
General and administrative	26,291	28,942	5,533	10,099

Total operating expenses	115,504	167,189	33,404	59,502

Operating loss(1)(2)(3)	(47,172)	(47,994)	(9,174)	(18,415)
Other income (expense), net	(583)	(1,357)	(724)	596

Loss before income taxes	(47,755)	(49,351)	(9,898)	(17,819)

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands, except share and per share data)
Provision for income taxes	4,213	3,376	69	759

Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)

Net loss per share attributable to ordinary shareholders, basic and diluted(4)	$(1.71)	$(1.65)	$(0.32)	$(0.56)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted(4)	30,359,419	32,033,792	31,439,156	32,978,163

Pro forma net loss per share, basic and diluted(4)		$(0.86)		$(0.30)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(4)		60,973,258		61,917,629

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of subscription – self-managed and SaaS	$268	$699	$119	$413
Cost of professional services	98	329	42	177
Research and development	3,302	5,045	983	2,097
Sales and marketing	3,420	3,560	732	1,852
General and administrative	11,798	3,109	378	1,126

Total stock-based compensation expense	$18,886	$12,742	$2,254	$5,665

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of license – self-managed	$55	$387	$97	$97
Cost of subscription – self-managed and SaaS	404	1,521	197	576
Sales and marketing	70	119	22	37

Total amortization of acquired intangible assets	$529	$2,027	$316	$710

(3)	Includes acquisition-related expenses as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Research and development	$—	$655	$140	$174
General and administrative	235	608	305	206

Total acquisition-related expenses	$235	$1,263	$445	$380

(4)

Refer to Note 10 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to ordinary shareholders, our basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	As of April 30,		As of July 31, 2018
	2017	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$59,640	$50,941	$51,071
Working capital (deficit)	$56,889	$7,116	$(5,367)
Total assets	$144,347	$183,013	$177,299
Deferred revenue, current and non-current	$54,152	$102,561	$103,591
Redeemable convertible preference shares	$200,921	$200,921	$200,921
Accumulated deficit	$(162,047)	$(214,774)	$(233,352)
Total shareholders’ deficit	$(128,538)	$(153,529)	$(166,319)

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our financial performance and liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, operating results or future outlook.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Gross profit	$68,332	$119,195	$24,230	$41,087
Stock-based compensation expense	366	1,028	161	590
Amortization of acquired intangible assets	459	1,908	294	673

Non-GAAP gross profit	$69,157	$122,131	$24,685	$42,350

Gross margin	77%	75%	77%	73%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	78%	76%	78%	75%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition-related expenses. We believe non-GAAP operating loss and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Operating loss	$(47,172)	$(47,994)	$(9,174)	$(18,415)
Stock-based compensation expense	18,886	12,742	2,254	5,665
Amortization of acquired intangible assets	529	2,027	316	710
Acquisition-related expenses	235	1,263	445	380

Non-GAAP operating loss	$(27,522)	$(31,962)	$(6,159)	$(11,660)

Operating margin	(53)%	(30)%	(29)%	(33)%
Non-GAAP operating margin (non-GAAP operating loss as a percentage of revenue)	(31)%	(20)%	(19)%	(21)%

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we define as net cash (used in) provided by operating activities less purchases of property and equipment. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in free cash flow and free cash flow margin, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or not available) to be used for strategic initiatives. For example, if free cash flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

The following table presents our cash flows for the periods presented and a reconciliation of free cash flow and free cash flow margin to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Net cash (used in) provided by operating activities	$(16,107)	$(20,819)	$850	$5,126
Less: Purchases of property and equipment	(843)	(2,968)	(394)	(336)

Free cash flow	$(16,950)	$(23,787)	$456	$4,790

Net cash (used in) provided by investing activities	$(20,331)	$8,330	$4,055	$(2,322)
Net cash provided by financing activities	$59,761	$3,427	$529	$129

Net cash (used in) provided by operating activities (as a percentage of total revenue)	(18)%	(13)%	2%	9%
Less: Purchases of property and equipment (as a percentage of total revenue)	(1)%	(2)%	(1)%	(1)%

Free cash flow margin	(19)%	(15)%	1%	8%

Calculated Billings

We define calculated billings as total revenue plus the increase in total deferred revenue as presented on or derived from our consolidated statements of cash flows less the (increase) decrease in total unbilled accounts receivable in a given period. For annual contracts, we generally invoice customers at the time of entering into the contract. For multi-year contracts, we generally invoice customers for the first year at the time of entering into the contract, and then annually prior to each anniversary of the contract start date. Some Elastic Cloud customers purchase subscriptions on a month-to-month basis, which are usually invoiced monthly in arrears. Training and consulting services are invoiced either at the time of contract or at the time of delivery, based on the arrangement with the customer. Our management uses calculated billings to understand and evaluate our near term cash flows and operating results.

The following table presents our calculated billings for the periods presented and a reconciliation of calculated billings to total revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Total revenue	$88,177	$159,935	$31,644	$56,644
Add: Increase in total deferred revenue	26,951	45,814	1,522	2,368
Less: (Increase) decrease in unbilled accounts receivable	(558)	(25)	486	206

Calculated billings	$114,570	$205,724	$33,652	$59,218

Calculated billings increased 80% for fiscal 2018 over fiscal 2017 and 76% for the three months ended July 31, 2018 over the three months ended July 31, 2017. As calculated billings continue to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by quarterly fluctuations and seasonality based on the timing of entering into new agreements with customers, the timing of renewals, and the mix between annual and monthly contracts entered in each reporting period. Foreign exchange rate movements may also impact calculated billings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Our fiscal year end is April 30.

Overview

Elastic is a search company. We deliver technology that enables users to search through massive amounts of structured and unstructured data for a wide range of consumer and enterprise applications. Our primary offering is the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. We have also built software solutions on the Elastic Stack that address a wide variety of use cases, including app search, site search, enterprise search, logging, metrics, APM, business analytics, and security analytics. Our products are used by individual developers and organizations of all sizes across a wide range of industries.

Elasticsearch is the heart of the Elastic Stack. It is a distributed, real-time search and analytics engine and datastore for exploring all types of data including textual, numerical, geospatial, structured, and unstructured. The first public release of Elasticsearch was in 2010. Since then, we have added new products, released new features, acquired companies, and created new solutions to expand the functionality of our products:

•	2010: First public Elasticsearch release, version 0.4, by our co-founder Shay Banon as an open source project

•	2012: Elastic is founded by Shay Banon, Steven Schuurman, Uri Boness, and Simon Willnauer in Amsterdam

•	2013: New visualization capabilities added with Kibana

•	2013: New collection and enrichment capabilities added with Logstash

•	2014: Elasticsearch 1.0 released

•	2015: Security features for the Elastic Stack launched, representing Elastic’s first significant paid proprietary features

•	2015: Found (an Elasticsearch SaaS offering) acquired; Elastic Cloud launched

•	2015: New lightweight data collection capabilities added with Packetbeat; Beats product line launched

•	2016: Prelert, a machine learning company, acquired

•	2016: Elastic Stack 5.0 released to unify versions and release schedules of all products

•	2017: Elastic partners with Google; Google Cloud Platform added as a deployment option on Elastic Cloud

•	2017: Elastic Cloud Enterprise, a proprietary product, released for provisioning, managing, and monitoring multiple Elastic Stack deployments

•	2017: Opbeat, an APM company, acquired

•	2017: Elastic partners with Alibaba; Alibaba Elasticsearch Cloud with Elastic’s paid proprietary features released in the China market

•	2017: Swiftype acquired; Elastic adds new SaaS product into Elastic Cloud offering with Site Search

•	2017: Elastic Stack 6.0 released

•	2018: Elastic APM released

•	2018: Elastic App Search Service released on Elastic Cloud

•	2018: Elastic Stack 6.3 released; Elastic opens the code for its free and paid proprietary features

•	2018: Lambda Lab Corp., makers of Insight.io, a code search product, acquired

Our business model is based on a combination of open source and proprietary software. We market and distribute the Elastic Stack and our solutions using an open source distribution strategy. Developers are able to download our software directly from our website. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. These paid features can be unlocked without the need to re-deploy the software.

We believe that open source drives a number of benefits for our users, our customers, and our company. It facilitates rapid and efficient developer adoption, particularly by empowering individual developers to download and use our software without payment, registration, or the friction of a formal sales interaction. Our use of open source licensing fosters a vibrant developer community around our products and solutions, which drives adoption of our products and increased interaction among users. Further, this approach enables community review of our code and products, which allows us to improve the reliability and security of our software. We believe that the number of times our products have been downloaded and the size of our developer community are indicative of the benefits of our open source strategy and the growth in adoption of our products. However, we typically do not have visibility into whether our products are being actively used unless the user opts to interact with us. As a result, we cannot accurately determine how much of our downloaded software is being actively used. Since January 1, 2013, our products have been downloaded over 350 million times (these downloads include both free and paid products), and our community included over 100,000 Meetup members across 194 Meetup groups in 46 countries as of July 31, 2018.

We generate revenue primarily from sales of subscriptions for our software. We offer various subscription tiers that provide different levels of access to paid proprietary features and support. We do not sell support separately. Our subscription agreements for self-managed deployments typically have terms of one to three years and we bill for them annually in advance. Elastic Cloud customers may purchase subscriptions either on a month-to-month basis or on a committed contract of at least one year in duration. Subscriptions accounted for 93% and 90% of our total revenue in fiscal 2018 and 2017, respectively. Subscriptions accounted for 91% of our total revenue in the three months ended July 31, 2018. We also generate revenue from consulting and training services.

We had over 5,500 customers, over 5,000 customers, and over 2,800 customers as of July 31, 2018, April 30, 2018, and April 30, 2017, respectively. We define a customer as an entity that generated revenue in the quarter ending on the measurement date from an annual or month-to-month subscription. All affiliated entities are typically counted as a single customer. Our customers represented 32% of the Fortune 500 and 21% of the Forbes Global 2000 as of July 31, 2018. The annual contract value, or ACV, of a customer’s commitments is calculated based on the terms of that customer’s subscriptions, and represents the total committed annual subscription amount as of the measurement date. Month-to-month subscriptions are not included in the calculation of ACV. The number of customers who represented greater than $100,000 in ACV was over 300, over 275, and over 150 as of July 31, 2018, April 30, 2018, and April 30, 2017, respectively.

We engage in various sales and marketing efforts to extend our open source distribution model. We employ multi-touch marketing campaigns to nurture our users and customers and keep them engaged after they download our software. Additionally, we maintain direct sales efforts focused on users and customers who have adopted our software, as well as departmental decision-makers and senior executives who have broad purchasing power in their organizations. Our sales teams are primarily segmented by geographies and secondarily by the employee count of our customers. They focus on both initial conversion of users into customers and additional sales to existing customers. In addition to our direct sales efforts, we also maintain partnerships to further extend our reach and awareness of our products around the world.

We continue to make substantial investments in developing the Elastic Stack and the solutions we address and expanding our global sales and marketing footprint. With a distributed team spanning 35 countries, we are able to recruit, hire, and retain high-quality, experienced developers, tech leads, product managers and sales personnel and operate at a rapid pace to drive product releases, fix bugs, and create and market new products. We had 994 employees as of July 31, 2018.

We have experienced significant growth, with revenue increasing to $159.9 million in fiscal 2018 from $88.2 million in fiscal 2017, representing year-over-year growth of 81% for fiscal 2018. Our revenue increased to $56.6 million in the three months ended July 31, 2018 from $31.6 million in the three months ended July 31, 2017, representing period-over-period growth of 79%. In fiscal 2018, revenue from outside the United States accounted for 39% of our total revenue. For our non-U.S. operations, the majority of our revenue and expenses are denominated in currencies such as the Euro and British Pound Sterling. No customer represented more than 10% of our revenue in fiscal 2018 or fiscal 2017 or the three months ended July 31, 2018 and 2017. We have not been profitable to date. In fiscal 2018 and 2017, we incurred net losses of $52.7 million and $52.0 million, respectively, and our operating cash flow was $(20.8) million and $(16.1) million, respectively. In the three months ended July 31, 2018 we incurred a net loss of $18.6 million and our operating cash flow was $5.1 million. We have experienced losses in each quarter since our incorporation and as of July 31, 2018, had an accumulated deficit of $233.4 million. We expect we will continue to incur net losses for the foreseeable future. There can be no assurance as to when we may become profitable.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Growing the Elastic community.    Our open source strategy consists of providing a combination of open source, free proprietary and paid proprietary software and fostering a community of users and developers. Our strategy is designed to pursue what we believe to be significant untapped potential for the use of our technology. After developers begin to use our software and start to participate in our developer community, they become more likely to apply our technology to additional use cases and evangelize our technology within their organizations. This reduces the time required for our sales force to educate potential leads on our solutions, increasing their efficiency and shortening the sales process. In order to capitalize on our opportunity, we intend to make further investments to keep the Elastic Stack accessible and well known to software developers around the world. We intend to continue to invest in our products and support and engage our user base and developer community through content, events, and conferences in the U.S. and internationally. Our results of operations may fluctuate as we make these investments.

Developing new features and solutions to expand the use cases to which the Elastic Stack can be applied.    The Elastic Stack is applied to various use cases both directly by developers and through the solutions we offer. Our revenue is derived primarily from subscriptions of the Elastic Stack and our solutions. We believe that releasing additional open source and proprietary features of the Elastic Stack and additional solutions on top of the stack drives usage of our products and ultimately drives our growth. To that end, we plan to continue to invest in building new features and solutions that expand the capabilities of the Elastic Stack and make it easier to apply to additional use cases. These investments may adversely affect our operating results prior to generating benefits, to the extent that they ultimately generate benefits at all.

Growing our customer base by converting users of our software to paid subscribers.    Our financial performance depends on growing our paid customer base by converting free users of our software into paid subscribers. Our open source distribution model has resulted in rapid adoption by developers around the world. We have invested, and expect to continue to invest, heavily in sales and marketing efforts to convert additional free users to paid subscribers. Our investment in sales and marketing is significant given our large market opportunity and our large and diverse user base. The investments are likely to occur in advance of the anticipated benefits resulting from such investments, such that they may adversely affect our operating results in the near term.

Expanding within our current customer base.    Our future growth and profitability depend on our ability to drive additional sales to existing customers. Customers often expand the use of our software within their organizations by increasing the number of developers using our products, increasing the utilization of our products for a particular use case, and expanding use of our products to additional use cases. We focus some of our direct sales efforts on encouraging these types of expansion within our customer base.

The chart below illustrates this expansion by presenting the total ACV from each cohort over our history. Each cohort represents customers who made their initial purchase from us in a given fiscal year. For example, the fiscal 2016 cohort represents all customers who made their initial purchase from us between May 1, 2015 and April 30, 2016. This cohort increased their ACV from $20.6 million as of April 30, 2016 to $37.7 million as of April 30, 2018, representing a multiple of 1.8x over 2 years.

A further indication of how our customer relationships have expanded over time is through our Net Expansion Rate, which is based upon trends in the ACV of customers that have entered into annual subscription agreements. To calculate an expansion rate as of the end of a given month, we start with the ACV from all such customers as of twelve months prior to that month end, or Prior Period Value. We then calculate the ACV from these same customers as of the given month end, or Current Period Value, which includes any growth in the value of their subscriptions and is net of contraction or attrition over the prior twelve months. We then divide the Current Period Value by the Prior Period Value to arrive at an expansion rate. The Net Expansion Rate at the end of any period is the weighted average of the expansion rates as of the end of each of the trailing twelve months. We believe that our Net Expansion Rate provides useful information about the evolution of our business’ existing customers. The Net Expansion Rate includes the dollar-weighted value of our subscriptions that expand, renew, contract, or attrit. For instance, if each customer had a one-year subscription and renewed its subscription for the exact same amount, then the Net Expansion Rate would be 100%. Customers who reduced their annual subscription dollar value (contraction) or did not renew their annual subscription (attrition) would adversely affect the Net Expansion Rate. Our Net Expansion Rate was 142% as of July 31, 2018 and was over 130% at the end of each of our last seven fiscal quarters.

As large organizations expand their use of the Elastic Stack across multiple use cases, projects, divisions and users, they often begin to require centralized provisioning, management and monitoring across multiple deployments. To satisfy these requirements, we offer Elastic Cloud Enterprise, a proprietary product. We will continue to focus some of our direct sales efforts on driving adoption of our Elastic Cloud Enterprise offering.

Increasing adoption of Elastic Cloud.    Elastic Cloud, our family of SaaS products that includes Elasticsearch Service, Site Search Service, and App Search Service, is an important growth opportunity for our business. Organizations are increasingly looking for SaaS deployment alternatives with reduced administrative burdens. In some cases, open source users that have been self-managing deployments of the Elastic Stack subsequently become paying subscribers of Elastic Cloud. In fiscal 2017, fiscal 2018, and for the three months ended July 31, 2018, Elastic Cloud contributed 11%, 16% and 18% of our total revenue, respectively. We believe that offering a SaaS deployment alternative is important for achieving our long-term growth potential, and we expect Elastic Cloud’s contribution to our subscription revenue to increase over time. However, an increase in the relative contribution of Elastic Cloud to our business could adversely impact our gross margin as a result of the associated hosting and managing costs.

Components of Results of Operations

Revenue

Subscription.    Our revenue is primarily generated through the sale of time-based subscriptions to software which is either self-managed by the user or hosted and managed by us in the cloud. Subscriptions provide access to paid proprietary software features and access to support for our paid and unpaid proprietary software.

A portion of the revenue from self-managed subscriptions is generally recognized up front at the point in time when the license is delivered. This revenue is presented as License – self-managed in our consolidated statements of operations. The remainder of revenue from self-managed subscriptions, and revenue from subscriptions that require access to the cloud or that are hosted and managed by us in the cloud, is recognized ratably over the subscription term and is presented within Subscription – self-managed and SaaS in our consolidated statements of operations.

Professional services.    Professional services revenue comprises consulting services as well as public and private training. Professional services revenue is typically recognized at the point in time the services are delivered.

Cost of Revenue

Subscription.    Cost of license – self-managed consists of amortization of certain intangible assets. Cost of subscription – self-managed and SaaS consists primarily of personnel and related costs for employees associated with supporting our subscription arrangements, certain third-party expenses, and amortization of certain intangible and other assets. Personnel and related costs, or personnel costs, comprise cash compensation, benefits and stock-based compensation to employees, costs of third-party contractors, and allocated overhead costs. Third-party expenses consist of cloud infrastructure costs and other expenses directly associated with our customer support. We expect our cost of subscription – self-managed and SaaS to increase in absolute dollars as our subscription revenue increases.

Professional services.    Cost of professional services revenue consists primarily of personnel costs directly associated with delivery of training, implementation and other professional services, costs of third-party contractors, facility rental charges and allocated overhead costs. We expect our cost of professional services revenue to increase in absolute dollars as we invest in our business and as professional services revenue increases.

Gross profit and gross margin.    Gross profit represents revenue less cost of revenue. Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the timing of our acquisition of new customers and our renewals with existing customers, the average sales price of our subscriptions and professional services, the amount of our revenue represented by hosted services, the mix of subscriptions sold, the mix of revenue between subscriptions and professional services, the mix of professional services between consulting and training, transaction volume growth and support case volume growth. We expect our gross margin to fluctuate over time depending on the factors described above. We expect our revenue from Elastic Cloud to increase as a percentage of total revenue, which could adversely impact our gross margin as a result of the associated hosting and managing costs.

Operating Expenses

Research and development.    Research and development expense mainly consists of personnel costs and allocated overhead costs for employees and contractors. We expect our research and development expense to increase in absolute dollars for the foreseeable future as we continue to develop new technology and invest further in our existing products.

Sales and marketing.    Sales and marketing expense mainly consists of personnel costs, commissions, allocated overhead costs and costs related to marketing programs and user events. Marketing programs consist of advertising, events, brand-building and customer acquisition and retention activities. We expect our sales and marketing expense to increase in absolute dollars as we expand our salesforce and increase our investments in marketing resources. We capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are related to the acquisition of customer contracts. Sales commissions costs are amortized over the period that the performance obligation they relate to are satisfied. These performance obligations primarily relate to our subscription contracts, which are typically sold for a one to three year duration.

General and administrative.    General and administrative expense mainly consists of personnel costs for our management, finance, legal, human resources, and other administrative employees. Our general and administrative expense also includes professional fees, accounting fees, audit fees, tax services and legal fees, as well as insurance, allocated overhead costs, and other corporate expenses. We expect our general and administrative expense to increase in absolute dollars as we increase the size of our general and administrative functions to support the growth of our business. We also anticipate that we will incur additional costs for employees and third-party consulting services related to our preparation to become and operate as a public company.

Other Income (Expense), Net

Other income (expense), net primarily consists of gains and losses from transactions denominated in a currency other than the functional currency and interest income (expense).

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to the Netherlands, U.S. federal, state and foreign jurisdictions in which we conduct business. Our effective tax rate was (6.8)% during fiscal 2018. Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions. In addition, non-deductible stock-based compensation and changes in our valuation allowance had the most significant impact on the difference between the statutory Dutch tax rate and our effective tax rate.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our total revenue:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Revenue
License – self-managed	$14,503	$25,759	$4,649	$7,240
Subscription – self-managed and SaaS	65,243	123,623	24,742	44,369

Total subscription revenue	79,746	149,382	29,391	51,609
Professional services	8,431	10,553	2,253	5,035

Total revenue	88,177	159,935	31,644	56,644

Cost of revenue(1)(2)
Cost of license – self-managed	55	387	97	97
Cost of subscription – self-managed and SaaS	13,161	27,920	4,982	10,201

Total cost of revenue – subscription	13,216	28,307	5,079	10,298
Cost of professional services	6,629	12,433	2,335	5,259

Total cost of revenue	19,845	40,740	7,414	15,557

Gross profit	68,332	119,195	24,230	41,087

Operating expenses(1)(2)(3)
Research and development	32,601	55,641	10,824	18,981
Sales and marketing	56,612	82,606	17,047	30,422
General and administrative	26,291	28,942	5,533	10,099

Total operating expenses	115,504	167,189	33,404	59,502

Operating loss(1)(2)(3)	(47,172)	(47,994)	(9,174)	(18,415)
Other income (expense), net	(583)	(1,357)	(724)	596

Loss before income taxes	(47,755)	(49,351)	(9,898)	(17,819)
Provision for income taxes	4,213	3,376	69	759

Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of subscription – self-managed and SaaS	$268	$699	$119	$413
Cost of professional services	98	329	42	177
Research and development	3,302	5,045	983	2,097
Sales and marketing	3,420	3,560	732	1,852
General and administrative	11,798	3,109	378	1,126

Total stock-based compensation expense	$18,886	$12,742	$2,254	$5,665

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Cost of revenue
Cost of license – self-managed	$55	$387	$97	$97
Cost of subscription – self-managed and SaaS	404	1,521	197	576
Sales and marketing	70	119	22	37

Total amortization of acquired intangible assets	$529	$2,027	$316	$710

(3)	Includes acquisition-related expenses as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Research and development	$—	$655	$140	$174
General and administrative	235	608	305	206

Total acquisition-related expenses	$235	$1,263	$445	$380

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
Revenue
License – self-managed	16%	16%	15%	13%
Subscription – self-managed and SaaS	74%	77%	78%	78%

Total subscription revenue	90%	93%	93%	91%
Professional services	10%	7%	7%	9%

Total revenue	100%	100%	100%	100%

Cost of revenue(1)(2)
Cost of license – self-managed	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	15%	17%	16%	18%

Total cost of revenue – subscription	15%	17%	16%	18%
Cost of professional services	8%	8%	7%	9%

Total cost of revenue	23%	25%	23%	27%

Gross profit	77%	75%	77%	73%

Operating expenses(1)(2)(3)
Research and development	37%	35%	34%	34%
Sales and marketing	63%	52%	54%	54%
General and administrative	30%	18%	18%	18%

Total operating expenses	130%	105%	106%	106%

Operating loss(1)(2)(3)	(53)%	(30)%	(29)%	(33)%
Other income (expense), net	(1)%	(1)%	(2)%	1%

Loss before income taxes	(54)%	(31)%	(31)%	(32)%
Provision for income taxes	5%	2%	0%	1%

Net loss	(59)%	(33)%	(31)%	(33)%

(1)	Includes stock-based compensation expense as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
Cost of revenue
Cost of subscription – self-managed and SaaS	0%	1%	1%	1%
Cost of professional services	0%	0%	0%	0%
Research and development	4%	3%	3%	4%
Sales and marketing	4%	2%	2%	3%
General and administrative	13%	2%	1%	2%

Total stock-based compensation expense	21%	8%	7%	10%

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
Cost of revenue
Cost of license – self-managed	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	1%	1%	1%	1%
Sales and marketing	0%	0%	0%	0%

Total amortization of acquired intangible assets	1%	1%	1%	1%

(3)	Includes acquisition-related expenses as follows:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
Research and development	0%	1%	0%	0%
General and administrative	0%	0%	1%	1%

Total acquisition-related expenses	0%	1%	1%	1%

Comparison of Three Months Ended July 31, 2017 and 2018

Revenue

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Revenue
License – self-managed	$4,649	$7,240	$2,591	56%
Subscription – self-managed and SaaS	24,742	44,369	19,627	79%

Total subscription revenue	29,391	51,609	22,218	76%
Professional services	2,253	5,035	2,782	123%

Total revenue	$31,644	$56,644	$25,000	79%

Total revenue increased by $25.0 million, or 79%, in the three months ended July 31, 2018, compared to the same period of the prior year.

Total subscription revenue increased $22.2 million, or 76%, in the three months ended July 31, 2018 compared to the same period of the prior year. Over 40% of this increase was due to sales to new customers, and the remaining increase resulted from an increase in sales to existing customers.

Professional services revenue increased by $2.8 million, or 123%, in the three months ended July 31, 2018, compared to the same period of the prior year. The increase in professional services revenue was attributable to increased adoption of our professional services offerings.

Cost of Revenue and Gross Margin

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Cost of revenue
Cost of license – self-managed	$97	$97	$—	0%
Cost of subscription – self-managed and SaaS	4,982	10,201	5,219	105%

Total cost of revenue – subscription	5,079	10,298	5,219	103%
Cost of professional services	2,335	5,259	2,924	125%

Total cost of revenue	$7,414	$15,557	$8,143	110%

Gross profit	$24,230	$41,087	$16,857	70%

Gross margin:
License – self-managed	98%	99%
Subscription – self-managed and SaaS	80%	77%
Total subscription margin	83%	80%
Professional services	(4)%	(4)%
Total gross margin	77%	73%

Total cost of subscription revenue increased by $5.2 million, or 103%, in the three months ended July 31, 2018 compared to the three months ended July 31, 2017. This increase was primarily due to an increase of $2.0 million in cloud infrastructure costs, an increase of $1.8 million in personnel and related charges from growth in headcount in our support organization, and an increase of $0.4 million in amortization of acquired intangible assets.

Total subscription margin decreased to 80% in the three months ended July 31, 2018 from 83% in the three months ended July 31, 2017. This decrease is due to the growth of our SaaS offerings which incur higher costs related to cloud infrastructure and the increased costs associated with scaling our support organization.

Cost of professional services revenue increased by $2.9 million, or 125%, in the three months ended July 31, 2018 compared to the three months ended July 31, 2017. This increase was primarily due to an increase of $1.6 million in personnel and related costs driven by an increase in headcount in our consulting and training organization and an increase of $0.8 million in subcontractor costs to supplement our internal resources providing services to our customers.

Gross margin for professional services revenue was (4)% in the three months ended July 31, 2018 and the three months ended July 31, 2017. Historically, our professional services offerings have primarily consisted of training. We have recently experienced increased demand for consulting services. In fiscal 2018 and continuing in the three months ended July 31, 2018, we have invested in our professional services organization, primarily in consulting resources that we believe will be needed as we continue to grow. This investment is mainly in headcount as we continue to ramp our consulting team in advance of expected associated revenue. Our gross margin for professional services revenue may fluctuate or decline in the near-term as we seek to expand our professional services business.

Operating Expenses

Research and development

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Research and development	$10,824	$18,981	$8,157	75%

Research and development expense increased by $8.2 million, or 75%, in the three months ended July 31, 2018 compared to the same period of the prior year as we continued to invest in the development of new and existing offerings. Personnel and related costs increased by $6.4 million and software and equipment expense increased by $1.1 million, primarily as a result of growth in headcount. Stock-based compensation expense, included within personnel and related costs, increased by $1.1 million year over year.

Sales and marketing

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Sales and marketing	$17,047	$30,422	$13,375	78%

Sales and marketing expense increased by $13.4 million, or 78%, in the three months ended July 31, 2018 compared to the same period of the prior year. This increase was primarily due to an increase of $10.2 million in personnel and related costs as we continued to increase our sales and marketing headcount. This increase in personnel and related costs includes an increase of $1.8 million in commissions expense related to the amortization of contract acquisition costs, and an increase of $1.1 million in stock-based compensation expense. The increased headcount also resulted in an increase of $1.4 million in travel expenses.

General and administrative

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
General and administrative	$5,533	$10,099	$4,566	83%

General and administrative expense increased by $4.6 million, or 83%, in the three months ended July 31, 2018 compared to the same period of the prior year. As a result of our continued investment in headcount, personnel and related costs increased by $3.2 million, including an increase in stock-based compensation of $0.7 million. Legal and professional advisory expenses increased by $1.7 million in the three months ended July 31, 2018 compared to the same period of the prior year as we invested in preparing to be a public company as well as in international expansion. These increases were partially offset by a decrease of $0.3 million in other expenses.

Other Income (Expense), Net

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Other income (expense), net	$(724)	$596	$1,320	(182)%

Other income was $0.6 million in the three months ended July 31, 2018 compared to other expense of $0.7 million in the three months ended July 31, 2017. This increase was primarily due to a positive $1.4 million impact from foreign currency fluctuations.

Provision for Income Taxes

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Provision for income taxes	$69	$759	$690	1,000%

Provision for income taxes increased by $0.7 million in the three months ended July 31, 2018 compared to the same period in the prior year. Our effective tax rate was (4.3)% and (0.7)% of our net loss before taxes for the three months ended July 31, 2018 and 2017, respectively. Our effective tax rate was affected by recurring items, such as tax rates in jurisdictions outside the Netherlands and the relative amounts of income we earned in those jurisdictions.

Comparison of Fiscal Years Ended April 30, 2017 and 2018

Revenue

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Revenue
License – self-managed	$14,503	$25,759	$11,256	78%
Subscription – self-managed and SaaS	65,243	123,623	58,380	89%

Total subscription revenue	79,746	149,382	69,636	87%
Professional services	8,431	10,553	2,122	25%

Total revenue	88,177	159,935	71,758	81%

Total revenue increased by $71.8 million, or 81%, in fiscal 2018 compared to the prior year.

Total subscription revenue increased $69.6 million, or 87%, in fiscal 2018 compared to the prior year. Over 25% of the increase was due to sales to new customers added during fiscal 2018, and the remaining increase resulted from an increase in sales to existing customers.

Professional services revenue increased by $2.1 million, or 25%, in fiscal 2018 compared to the prior year. The increase in professional services revenue was attributable to an increase in our consulting services due to increased adoption of our offerings.

Cost of Revenue and Gross Margin

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Cost of revenue
Cost of license – self-managed	$55	$387	$332	604%
Cost of subscription – self-managed and SaaS	13,161	27,920	14,759	112%

Total cost of revenue – subscription	13,216	28,307	15,091	114%
Cost of professional services	6,629	12,433	5,804	88%

Total cost of revenue	$19,845	$40,740	$20,895	105%

Gross profit	$68,332	$119,195	$50,863	74%
Gross margin:
License – self-managed	100%	98%
Subscription – self-managed and SaaS	80%	77%
Total subscription margin	83%	81%
Professional services	21%	(18)%
Total gross margin	77%	75%

Total cost of subscription revenue increased by $15.1 million, or 114%, in fiscal 2018 compared to the prior year. This increase was primarily due to an increase of $7.2 million in cloud infrastructure costs, an increase of $5.0 million in personnel and related charges from growth in headcount in our support organization, and an increase of $1.4 million in amortization of acquired intangible assets.

Total subscription margin decreased to 81% in fiscal 2018 from 83% in fiscal 2017. This decrease is due to the growth of our SaaS offerings which incur higher costs related to cloud infrastructure, and the costs associated with scaling our support organization.

Cost of professional services revenue increased by $5.8 million, or 88%, in fiscal 2018 compared to the prior year. This increase was primarily due to an increase of $4.2 million in personnel and related costs driven by an increase in headcount in our consulting and training organization, and an increase of $0.9 million in travel costs resulting from the higher number of employees traveling to provide services to customers.

Gross margin for professional services revenue decreased to (18)% for fiscal 2018 from 21% for fiscal 2017. Historically, our professional services offerings have primarily consisted of training. We have recently experienced increased demand for consulting services. In fiscal 2018 we invested in our professional services organization, primarily in consulting resources that we believe will be needed as we continue to grow. This investment was mainly in headcount as we ramped our consulting team in advance of expected associated revenue. Our gross margin for professional services revenue may fluctuate or decline in the near-term as we seek to expand our professional services business.

Operating Expenses

Research and development

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Research and development	$32,601	$55,641	$23,040	71%

Research and development expense increased by $23.0 million, or 71%, in fiscal 2018 compared to the prior year as we continued to invest in the development of new and existing offerings. Personnel and related costs increased by $18.9 million and software and equipment expense increased by $1.7 million, primarily as a result of growth in headcount. Stock-based compensation expense included within personnel and related costs increased by $1.7 million year over year.

Sales and marketing

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Sales and marketing	$56,612	$82,606	$25,994	46%

Sales and marketing expense increased by $26.0 million, or 46%, in fiscal 2018 compared to the prior year. This increase was primarily due to an increase of $18.1 million in personnel and related costs as we continued to increase our sales and marketing headcount. This increase in personnel and related costs includes an increase of $4.0 million in commissions expense related to the amortization of contract acquisition costs, and an increase of $0.1 million in stock-based compensation expense. The increased headcount also resulted in an increase of $2.7 million in travel expenses. Marketing expenses increased $3.1 million primarily due to our expanded user conference program in fiscal 2018.

General and administrative

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
General and administrative	$26,291	$28,942	$2,651	10%

General and administrative expense increased by $2.7 million, or 10%, in fiscal 2018 compared to the prior year. As a result of our continued investment in headcount, personnel and related costs (excluding stock-based compensation expense) increased by $7.1 million, offset by an $8.7 million decrease in stock-based compensation expense. This decrease in stock-based compensation was due to an $11.0 million charge in fiscal 2017 related to a tender offer allowing certain employees and founders to sell ordinary shares. Legal and professional advisory expenses increased by $3.5 million in fiscal 2018 as we invested in preparing to be a public company as well as in international expansion. In addition, our bad debt expense increased $0.8 million as our accounts receivable balance increased.

Other Income (Expense), Net

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Other income (expense), net	$(583)	$(1,357)	$(774)	133%

Other expense increased by $0.8 million, or 133%, in fiscal 2018 compared to the prior year. This increase was primarily due to a negative $0.6 million impact from foreign currency fluctuations.

Provision for Income Taxes

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Provision for income taxes	$4,213	$3,376	$(837)	(20)%

Provision for income taxes decreased by $0.8 million, or 20%, in fiscal 2018 compared to the prior year. Our effective tax rate was (6.8)% and (8.8)% of our net loss before taxes for fiscal 2018 and 2017, respectively. Our effective tax rate was affected by recurring items, such as tax rates in jurisdictions outside the Netherlands and the relative amounts of income we earned in those jurisdictions.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In addition, other companies, including companies in our industry, may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, operating results or future outlook.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and amortization of acquired intangible assets. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Gross profit	$24,230	$41,087	$16,857	70%
Stock-based compensation expense	161	590	429	266%
Amortization of acquired intangible assets	294	673	379	129%

Non-GAAP gross profit	$24,685	$42,350	$17,665	72%

Gross margin	77%	73%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	78%	75%

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Gross profit	$68,332	$119,195	$50,863	74%
Stock-based compensation expense	366	1,028	662	181%
Amortization of acquired intangible assets	459	1,908	1,449	316%

Non-GAAP gross profit	$69,157	$122,131	$52,974	77%

Gross margin	77%	75%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	78%	76%

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as GAAP operating loss and GAAP operating margin, respectively, excluding stock-based compensation expense, amortization of acquired intangible assets, and acquisition-related expenses. We believe non-GAAP operating loss and non-GAAP operating margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations, as these metrics generally eliminate the effects of certain variables from period to period for reasons unrelated to overall operating performance.

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Operating loss	$(9,174)	$(18,415)	$(9,241)	101%
Stock-based compensation expense	2,254	5,665	3,411	151%
Amortization of acquired intangible assets	316	710	394	125%
Acquisition-related expenses	445	380	(65)	(15)%

Non-GAAP operating loss	$(6,159)	$(11,660)	$(5,501)	89%

Operating margin	(29)%	(33)%
Non-GAAP operating margin (non-GAAP operating loss as a percentage of revenue)	(19)%	(21)%

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Operating loss	$(47,172)	$(47,994)	$(822)	2%
Stock-based compensation expense	18,886	12,742	(6,144)	(33)%
Amortization of acquired intangible assets	529	2,027	1,498	283%
Acquisition-related expenses	235	1,263	1,028	437%

Non-GAAP operating loss	$(27,522)	$(31,962)	$(4,440)	16%

Operating margin	(53)%	(30)%
Non-GAAP operating margin (non-GAAP operating loss as a percentage of revenue)	(31)%	(20)%

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we define as net cash (used in) provided by operating activities less purchases of property and equipment. Free cash flow margin is calculated as free cash flow divided by total revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business and selectively pursuing acquisitions and strategic investments. We further believe that historical and future trends in free cash flow and free cash flow margin, even if negative, provide useful information about the amount of cash generated (or consumed) by our operating activities that is available (or not available) to be used for strategic initiatives. For example, if free cash flow is negative, we may need to access cash reserves or other sources of capital to invest in strategic initiatives. One limitation of free cash flow and free cash flow margin is that they do not reflect our future contractual commitments. Additionally, free cash flow does not represent the total increase or decrease in our cash balance for a given period.

The following table presents our cash flows for the periods presented and a reconciliation of free cash flow and free cash flow margin to net cash (used in) provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Three Months Ended July 31,		Change
	2017	2018	$	%
	(in thousands)
Net cash provided by operating activities	$850	$5,126	$4,276	503%
Less: Purchases of property and equipment	(394)	(336)	58	(15)%

Free cash flow	$456	$4,790	$4,334	950%

Net cash provided by (used in) investing activities	$4,055	$(2,322)	$(6,377)	(157)%
Net cash provided by financing activities	$529	$129	$(400)	(76)%

Net cash provided by operating activities (as a percentage of total revenue)	2%	9%
Less: Purchases of property and equipment (as a percentage of total revenue)	(1)%	(1)%

Free cash flow margin	1%	8%

	Year Ended April 30,		Change
	2017	2018	$	%
	(in thousands)
Net cash used in operating activities	$(16,107)	$(20,819)	$(4,712)	29%
Less: Purchases of property and equipment	(843)	(2,968)	(2,125)	252%

Free cash flow	$(16,950)	$(23,787)	$(6,837)	40%

Net cash (used in) provided by investing activities	$(20,331)	$8,330	$28,661	(141)%
Net cash provided by financing activities	$59,761	$3,427	$(56,334)	(94)%

Net cash used in operating activities (as a percentage of total revenue)	(18)%	(13)%
Less: Purchases of property and equipment (as a percentage of total revenue)	(1)%	(2)%

Free cash flow margin	(19)%	(15)%

Calculated Billings

We define calculated billings as total revenue plus the increase in total deferred revenue as presented on or derived from our consolidated statements of cash flows less the (increase) decrease in total unbilled accounts receivable in a given period. For annual contracts, we generally invoice customers at the time of entering into the contract. For multi-year contracts, we generally invoice customers for the first year at the time of entering into the contract, and then annually prior to each anniversary of the contract start date. Some Elastic Cloud customers purchase subscriptions on a month-to-month basis, which are usually invoiced monthly in arrears. Training and consulting services are invoiced either at the time of contract or at the time of delivery, based on the arrangement with the customer. Our management uses calculated billings to understand and evaluate our near term cash flows and operating results.

The following table presents our calculated billings for the periods presented and a reconciliation of calculated billings to total revenue, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Total revenue	$88,177	$159,935	$31,644	$56,644
Add: Increase in total deferred revenue	26,951	45,814	1,522	2,368
Less: (Increase) decrease in unbilled accounts receivable	(558)	(25)	486	206

Calculated billings	$114,570	$205,724	$33,652	$59,218

Calculated billings increased 80% for fiscal 2018 over fiscal 2017 and 76% for the three months ended July 31, 2018 over the three months ended July 31, 2017. As calculated billings continue to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by quarterly fluctuations and seasonality based on the timing of entering into new agreements with customers, the timing of renewals, and the mix between annual and monthly contracts entered in each reporting period. Foreign exchange rate movements may also impact calculated billings.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
	(in thousands)
Revenue
License – self-managed	$2,383	$4,414	$3,192	$4,514	$4,649	$6,456	$5,815	$8,839	$7,240
Subscription – self-managed and SaaS	12,321	14,749	17,864	20,309	24,742	28,326	33,218	37,337	44,369

Total subscription revenue	14,704	19,163	21,056	24,823	29,391	34,782	39,033	46,176	51,609
Professional services	1,868	2,142	2,072	2,349	2,253	2,256	2,648	3,396	5,035

Total revenue	16,572	21,305	23,128	27,172	31,644	37,038	41,681	49,572	56,644

Cost of revenue
Cost of license – self-managed	—	14	21	20	97	97	96	97	97
Cost of subscription – self-managed and SaaS	2,524	2,764	3,514	4,359	4,982	6,254	7,382	9,302	10,201

Total cost of revenue – subscription	2,524	2,778	3,535	4,379	5,079	6,351	7,478	9,399	10,298
Cost of professional services	1,419	1,612	1,645	1,953	2,335	2,609	3,288	4,201	5,259

Total cost of revenue	3,943	4,390	5,180	6,332	7,414	8,960	10,766	13,600	15,557

Gross profit	12,629	16,915	17,948	20,840	24,230	28,078	30,915	35,972	41,087

Operating expenses(1)(2)(3)
Research and development	6,262	7,125	9,643	9,571	10,824	12,182	15,092	17,543	18,981
Sales and marketing	11,929	12,831	14,594	17,258	17,047	16,905	20,727	27,927	30,422
General and administrative	2,733	3,717	15,354	4,487	5,533	6,117	7,555	9,737	10,099

Total operating expenses	20,924	23,673	39,591	31,316	33,404	35,204	43,374	55,207	59,502

Operating loss(1)(2)(3)	(8,295)	(6,758)	(21,643)	(10,476)	(9,174)	(7,126)	(12,459)	(19,235)	(18,415)
Other income (expense), net	(562)	(158)	(35)	172	(724)	86	(175)	(544)	596

Loss before income taxes	(8,857)	(6,916)	(21,678)	(10,304)	(9,898)	(7,040)	(12,634)	(19,779)	(17,819)
Provision for income taxes	647	1,558	543	1,465	69	987	696	1,624	759

Net loss	$(9,504)	$(8,474)	$(22,221)	$(11,769)	$(9,967)	$(8,027)	$(13,330)	$(21,403)	$(18,578)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
	(in thousands)
Cost of revenue
Cost of subscription – self-managed and SaaS	$41	$46	$116	$65	$119	$136	$191	$253	$413
Cost of professional services	16	20	34	28	42	70	97	120	177
Research and development	367	424	1,928	583	983	1,092	1,352	1,618	2,097
Sales and marketing	505	533	1,783	599	732	756	960	1,112	1,852
General and administrative	169	172	11,226	231	378	716	954	1,061	1,126

Total stock-based compensation expense	$1,098	$1,195	$15,087	$1,506	$2,254	$2,770	$3,554	$4,164	$5,665

(2) Includes amortization of acquired intangible assets as follows:
	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
	(in thousands)
Cost of revenue
Cost of license – self-managed	$—	$14	$21	$20	$97	$97	$96	$97	$97
Cost of subscription – self-managed and SaaS	101	101	101	101	197	216	554	554	576
Sales and marketing	9	18	22	21	22	22	38	37	37

Total amortization of acquired intangible assets	$110	$133	$144	$142	$316	$335	$688	$688	$710

(3) Includes acquisition-related expenses as follows:
	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
	(in thousands)
Research and development	$—	$—	$—	$—	$140	$174	$174	$167	$174
General and administrative	—	235	—	—	305	303	—	—	206

Total acquisition-related expenses	$—	$235	$—	$—	$445	$477	$174	$167	$380

The following table sets forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenue:

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
Revenue
License – self-managed	15%	21%	14%	16%	15%	17%	14%	18%	13%
Subscription – self-managed and SaaS	74%	69%	77%	75%	78%	77%	80%	75%	78%

Total subscription revenue	89%	90%	91%	91%	93%	94%	94%	93%	91%
Professional services	11%	10%	9%	9%	7%	6%	6%	7%	9%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue
Cost of license – self-managed	0%	0%	0%	0%	0%	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	15%	13%	15%	16%	16%	17%	18%	19%	18%

Total cost of revenue – subscription	15%	13%	15%	16%	16%	17%	18%	19%	18%
Cost of professional services	9%	8%	7%	7%	7%	7%	8%	8%	9%

Total cost of revenue	24%	21%	22%	23%	23%	24%	26%	27%	27%

Gross profit	76%	79%	78%	77%	77%	76%	74%	73%	73%

Operating expenses(1)(2)(3)
Research and development	38%	33%	42%	35%	34%	33%	36%	36%	34%
Sales and marketing	72%	60%	63%	64%	54%	46%	50%	56%	54%
General and administrative	16%	18%	67%	17%	18%	16%	18%	20%	18%

Total operating expenses	126%	111%	172%	116%	106%	95%	104%	112%	106%

Operating loss(1)(2)(3)	(50)%	(32)%	(94)%	(39)%	(29)%	(19)%	(30)%	(39)%	(33)%
Other income (expense), net	(3)%	0%	0%	1%	(2)%	0%	0%	(1)%	1%

Loss before income taxes	(53)%	(32)%	(94)%	(38)%	(31)%	(19)%	(30)%	(40)%	(32)%
Provision for income taxes	4%	8%	2%	5%	0%	3%	2%	3%	1%

Net loss	(57)%	(40)%	(96)%	(43)%	(31)%	(22)%	(32)%	(43)%	(33)%

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
Cost of revenue
Cost of subscription – self-managed and SaaS	0%	0%	1%	0%	1%	0%	1%	1%	1%
Cost of professional services	0%	0%	0%	0%	0%	0%	0%	0%	0%
Research and development	3%	2%	8%	2%	3%	3%	3%	3%	4%
Sales and marketing	3%	3%	8%	2%	2%	2%	3%	2%	3%
General and administrative	1%	1%	48%	2%	1%	2%	2%	2%	2%

Total stock-based compensation expense	7%	6%	65%	6%	7%	7%	9%	8%	10%

(2)	Includes amortization of acquired intangible assets as follows:

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
Cost of revenue
Cost of license – self- managed	0%	0%	0%	0%	0%	0%	0%	0%	0%
Cost of subscription – self-managed and SaaS	1%	1%	1%	1%	1%	1%	2%	1%	1%
Sales and marketing	0%	0%	0%	0%	0%	0%	0%	0%	0%

Total amortization of acquired intangible assets	1%	1%	1%	1%	1%	1%	2%	1%	1%

(3)	Includes acquisition-related expenses as follows:

	Three Months Ended
	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018
Research and development	0%	0%	0%	0%	0%	0%	0%	0%	0%
General and administrative	0%	1%	0%	0%	1%	1%	0%	0%	1%

Total acquisition-related expenses	0%	1%	0%	0%	1%	1%	0%	0%	1%

Quarterly Trends in Revenue and Expense

Our quarterly total subscription revenue increased sequentially in each of the periods presented due to the expansion of our existing customer subscription footprint and an increase in the number of new customers. Revenue trends are impacted to a degree by seasonality in our sales cycle which generally reflects a trend to greater revenue in our second and fourth quarters and lower revenue in our first and third quarters, though we believe this trend has been somewhat masked by our overall revenue growth. Because we generally invoice annually in advance for subscription agreements at least one year in duration, but we recognize the majority of the revenue ratably over the term of those agreements, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to subscriptions invoiced during previous periods. Consequently, increases or decreases in subscriptions in any one period typically will not be fully reflected in our revenue for that period and will positively or negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our products may not be fully reflected in our results of operations until future periods. Our professional services revenue remained relatively flat during fiscal 2017 and the first half of fiscal 2018. The increase in professional services revenue in the second half of fiscal 2018 and the three months ended July 31, 2018 was a result of an increase in standalone consulting and training services due to increased adoption of our offerings.

Our cost of revenue increased sequentially in each of the quarters presented, primarily driven by expanded adoption of Elastic Cloud by existing and new customers, which resulted in increased hosting and managing costs, as well as growth in personnel costs as we grew our support team.

Our total gross margin remained relatively flat during fiscal 2017 and the first half of fiscal 2018. The slight decline in gross margin in the second half of fiscal 2018 and the three months ended July 31, 2018 was a result of changing mix between self-managed and Elastic Cloud subscriptions and an increase in investment in our consulting organization. We expect our revenue from Elastic Cloud to increase as a percentage of total revenue, which may adversely impact our gross margin as a result of the associated hosting and managing costs.

Our research and development and general and administrative expenses generally increased sequentially over the periods presented as we grew the associated headcount and other costs. Historically we have seen seasonality in sales and marketing costs associated with the timing of our largest user conference, Elastic{ON}, which we have held in the fourth quarter, as well as sales commissions. Our general and administrative costs increased in absolute dollars and as a percentage of total revenue during the third quarter of fiscal 2017 primarily due to an $11.0 million increase resulting from a stock-based compensation charge related to the secondary stock sale described in Note 6 to the consolidated financial statements included elsewhere in this prospectus.

We are subject to income taxes in the Netherlands, the United States, and numerous other jurisdictions. Our tax expense fluctuates between quarters primarily as a result of seasonally higher earnings in the second and fourth quarters and due to the impact of tax rates in foreign jurisdictions, and the relative amounts of income we earn in those jurisdictions.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our equity securities, as well as payments received from customers. As of July 31, 2018, we had cash and cash equivalents and restricted cash of $51.1 million and $2.3 million, respectively, and a working deficit of $5.4 million. Our restricted cash constitutes cash on deposit with financial institutions in support of letters of credit in favor of landlords for non-cancelable lease agreements. We have generated significant operating losses from our operations as reflected in our accumulated deficit of $233.4 million as of July 31, 2018. We have historically incurred, and expect to continue to incur, operating losses and generate negative cash flows from operations on an annual basis for the foreseeable future due to the investments we intend to make as described above, and as a result we may require additional capital resources to execute on our strategic initiatives to grow our business.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary as a result of, and our future capital requirements, both near-term and long-term, will depend on, many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the timing of new introductions of solutions or features, and the continuing market acceptance of our solutions and services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, operating results and financial condition would be adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
	(in thousands)
Net cash (used in) provided by operating activities	$(16,107)	$(20,819)	$850	$5,126
Net cash (used in) provided by investing activities	$(20,331)	$8,330	$4,055	$(2,322)
Net cash provided by financing activities	$59,761	$3,427	$529	$129

Net Cash (Used in) Provided by Operating Activities

Net cash provided by operating activities during the three months ended July 31, 2018 was $5.1 million, which resulted from a net loss of $18.6 million adjusted for non-cash charges of $11.2 million and net cash inflow of $12.5 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $5.7 million for stock-based compensation expense, $4.0 million for amortization of deferred contract acquisition costs and $1.5 million of depreciation and intangible asset amortization expense. The net cash inflow from changes in operating assets and liabilities was the result of a $9.1 million decrease in accounts receivable due to the timing of collections, a $2.9 million net increase in accounts payable, accrued expenses and accrued compensation and benefits due to growth in our business and higher headcount, a decrease of $2.6 million in prepaid expenses and other assets and an increase of $2.4 million in deferred revenue. These inflows were partially offset by an increase in deferred contract acquisition costs of $4.5 million as our sales commissions increased due to the addition of new customers and expansion of our existing customer subscriptions.

Net cash provided by operating activities during the three months ended July 31, 2017 was $0.9 million, which resulted from a net loss of $10.0 million, adjusted for non-cash charges of $5.9 million and net cash inflow of $4.9 million from changes in operating assets and liabilities. Non-cash charges consisted of $1.0 million for depreciation and amortization expense, $2.6 million for amortization of deferred contract acquisition costs, and $2.3 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was the result of a $4.6 million decrease in accounts receivable due to the timing of collections from our customers, a net increase of $3.8 million in accounts payable, accrued expenses and other liabilities, and accrued compensation and benefits and an increase of $1.5 million in deferred revenue. These inflows were partially offset by an increase in deferred contract acquisition costs of $2.7 million as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions and a $2.3 million increase in prepaid expenses and other assets.

Net cash used in operating activities during the year ended April 30, 2018 was $20.8 million, which resulted from a net loss of $52.7 million adjusted for non-cash charges of $30.5 million and net cash inflow of $1.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $12.7 million for stock-based compensation expense, $12.7 million for amortization of deferred contract acquisition costs and $5.1 million of depreciation and intangible asset amortization expense. The net cash inflow from changes in operating assets and liabilities was the result of a $45.8 million increase in deferred revenue due to higher billings and a net increase of $12.4 million in accounts payable, accrued expenses and accrued compensation and benefits due to growth in our business and higher headcount. These inflows were partially offset by a $21.6 million increase in accounts receivable due to higher billings and timing of collections from our customers, an increase in deferred contract acquisition costs of $20.5 million as our sales commissions increased due to the addition of new customers and expansion of our existing customer subscriptions, and a $14.8 million increase in prepaid expenses and other assets primarily related to an increase in prepaid hosting costs and prepaid software subscription costs driven by the growth in our business.

Net cash used in operating activities during fiscal 2017 was $16.1 million, which resulted from a net loss of $52.0 million, adjusted for non-cash charges of $30.5 million and net cash inflow of $5.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $3.2 million for depreciation and amortization expense, $8.4 million for amortization of deferred contract acquisition costs, and $18.9 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was the result of a $27.0 million increase in deferred revenue and a net increase of $4.7 million in accounts payable, accrued expenses and other liabilities, and accrued compensation and benefits, partially offset by an $11.1 million increase in accounts receivable due to higher billings and timing of collections from our customers, an increase in deferred contract acquisition costs of $12.3 million as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, and a $2.9 million increase in prepaid expenses and other assets.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities during the three months ended July 31, 2018 was $2.3 million, which resulted from $2.0 million used in the acquisition of Lambda Lab Corp. and $0.3 million of capital expenditures.

Net cash provided by investing activities during the three months ended July 31, 2017 was $4.1 million, resulting from the maturity of short-term investments of $7.5 million, which was partially offset by cash used for business acquisitions, net of cash acquired, of $3.1 million and capital expenditures of $0.4 million.

Net cash provided by investing activities during the year ended April 30, 2018 of $8.3 million resulted from the maturity of short-term investments of $15.0 million, which was partially offset by cash used for business acquisitions, net of cash acquired, of $3.7 million and capital expenditures of $3.0 million.

Net cash used in investing activities during fiscal 2017 of $20.3 million resulted from the purchase of short-term investments of $15.0 million, cash used for a business acquisition net of cash acquired of $4.5 million, and net capital expenditures of $0.8 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities of $0.1 million during the three months ended July 31, 2018 was due to $0.6 million of proceeds from the exercise of stock options, which was partially offset by a repurchase of unvested early exercised options of $0.5 million.

Net cash provided by financing activities of $0.5 million during the three months ended July 31, 2017 was due to $0.6 million in proceeds from the exercise of stock options.

Net cash provided by financing activities of $3.4 million during the year ended April 30, 2018 was due to $3.8 million of proceeds from the exercise of stock options, which was partially offset by $0.3 million of the purchase of treasury shares and $0.1 million for the repayment of notes payable.

Net cash provided by financing activities of $59.8 million during fiscal 2017 was due to $57.8 million in proceeds from issuance of Series D redeemable convertible preference shares, and $2.1 million in proceeds from the exercise of stock options offset in part by $0.1 million used for repayment of notes payable.

Off Balance Sheet Arrangements

As of July 31, 2018, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off balance sheet arrangements or other purposes.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under operating leases for office space and hosting infrastructure commitments. The following table summarizes our contractual obligations as of April 30, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease commitments(1)	$40,227	$5,993	$11,100	$10,144	$12,990
Hosting infrastructure commitments(2)	$25,790	$5,998	$19,792	$—	$—
Other commitments(3)	$195	$112	$83	$—	$—

Total contractual obligations	$66,212	$12,103	$30,975	$10,144	$12,990

(1)

Consists of future non-cancelable minimum rental payments under operating leases for our offices, excluding rent payments from our sub-tenants and variable operating expenses. Non-cancelable rent payments from our sub-tenants as of April 30, 2018 for the next five years are expected to be an aggregate of $0.5 million.

(2)

In December 2017, we entered into non-cancelable capacity commitments with a hosting infrastructure vendor for a total minimum commitment of $37.5 million over the subsequent three years. The table above reflects this commitment at $12.5 million per year; however, the timing for payments may vary depending on services used. Furthermore, actual payments under these capacity commitments may be higher than the total minimum commitment depending on services used.

(3)	Consists of a note payable related to financing of our infrastructure.

In addition to the contractual obligations set forth above, as of April 30, 2018, we had $0.7 million in letters of credit outstanding in favor of certain landlords for office space. These letters of credit renew annually and expire on various dates through 2023.

The table above does not reflect obligations pursuant to cash-settled restricted stock units issued to certain employees in April 2018. Refer to Note 9 to our consolidated financial statements elsewhere in this prospectus.

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders represent authorizations to purchase rather than binding agreements.

Critical Accounting Policies

We prepare our financial statements in conformity with generally accepted accounting principles in the United States, or GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions and judgments to be made that may affect our consolidated financial statements. Accounting policies that have a significant impact on our results are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The accounting policies discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the policy is subject to a material level of judgment and if changes in those judgments are reasonably likely to materially impact our results.

Revenue Recognition

We generate our revenue primarily from the sale of self-managed subscriptions (which include licenses for proprietary features, support, and maintenance) and SaaS subscriptions. We also generate revenue from professional services, which consist of consulting and training.

Prior to the year ended April 30, 2017, we had not previously reported under U.S. GAAP or prepared financial statements in accordance with U.S. GAAP, and therefore never reported revenue under ASC Topic 605, Revenue Recognition. The consolidated financial statements reflect our accounting for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, or ASC 606, which we early adopted on May 1, 2017. We are presenting the consolidated financial statements for the year ended April 30, 2017 as if ASC 606 had been effective for this period.

Under ASC 606, we recognize revenue when our customer obtains control of promised products or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under each of our agreements, we perform the following steps:

(i)	identification of the contract with a customer;

We contract with customers through order forms, which in some cases are governed by master sales agreements. We determine that we have a contract with a customer when the order form has been approved, each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, we have determined the customer has the ability and intent to pay, and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, reputation, and financial or other information pertaining to the customer. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We have concluded that our contracts with customers do not contain warranties that give rise to a separate performance obligation.

(ii)	determination of whether the promised goods or services are performance obligations;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

Our self-managed subscriptions include both an obligation to provide access to proprietary features in our software, as well as an obligation to provide support (on both open source and proprietary features) and maintenance. Our SaaS products provide access to hosted software as well as support, which we consider to be a single performance obligation.

Services-related performance obligations relate to the provision of consulting and training services. These services are distinct from subscriptions and do not result in significant customization of the software.

(iii)	measurement of the transaction price;

We measure the transaction price with reference to the standalone selling price, or SSP, of the various performance obligations inherent within a contract. The SSP is determined based on the prices at which we separately sell these products assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when we do not sell the software license separately, we derive the SSP using information that may include market conditions and other observable inputs which can require significant judgment. There is typically more than one SSP for individual products and services due to the stratification of those products and services by quantity, term of the subscription, sales channel and other circumstances. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

(iv)	allocation of the transaction price to the performance obligations;

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation based on a relative SSP. If one of the performance obligations is outside of the SSP range, we allocate SSP considering the midpoint of the range. We also consider if there are any additional material rights inherent in a contract, and if so, we allocate a portion of the transaction price to such rights based on SSP.

(v)	recognition of revenue when we satisfy each performance obligation;

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. Our self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue from our SaaS products is recognized ratably over the contract period when we satisfy the performance obligation.

Consulting services are time-based arrangements and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete.

We generate sales directly through our sales team and through our channel partners. Sales to channel partners are made at a discount and revenues are recorded at this discounted price once all the revenue recognition criteria above are met. To the extent that we offer rebates, incentives, or joint marketing funds to such channel partners, recorded revenues are reduced by this amount. Channel partners generally receive an order from an end-customer prior to placing an order with us. Payment from channel partners is not contingent on the partner’s collection from end-customers.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For annual contracts, we typically invoice customers at the time of entering into the contract. For multi-year agreements, we generally invoice customers on an annual basis prior to each anniversary of the contract start date. We record unbilled accounts receivable related to revenue recognized in excess of amounts invoiced as we have an unconditional right to invoice and receive payment in the future related to those fulfilled obligations. Contract liabilities consist of deferred revenue which is recognized over the contractual period.

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent costs that are incremental to the acquisition of customer contracts, which consist mainly of sales commissions and associated payroll taxes. We determine whether costs should be deferred based on sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract given there is no substantive difference in commission rates.

Deferred contract acquisition costs are expensed commensurate with the recognition of revenue as performance obligations are satisfied. These performance obligations primarily relate to our subscription contracts which are typically sold for a one to three year duration. Amortization of deferred contract acquisition costs is recognized in sales and marketing expense in the consolidated statement of operations. We periodically review the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. We did not recognize any impairment of deferred contract acquisition costs during fiscal 2017 or fiscal 2018 or for the three months ended July 31, 2018.

Stock-Based Compensation Expense

Compensation expense related to stock-based awards granted to employees is calculated based on the fair value of such awards on the date of grant. We determine the grant date fair value of the awards using the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years.

We also assess the need to record stock-based compensation expense when certain of our affiliated shareholders purchase shares from our employees and founders in excess of fair value of such shares. We recognize any such excess value as stock-based compensation expense in our consolidated statements of operations. During fiscal 2017, we recorded $13.8 million in stock-based compensation expense from a secondary stock purchase transaction that was executed among certain of our employees, founders, and certain of our affiliated shareholders.

Our use of the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates and the expected dividend yield of our ordinary shares. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

•	Fair value of ordinary shares. Because our ordinary shares are not yet publicly traded, we must estimate the fair value of ordinary shares, as discussed in “Ordinary Share Valuations” below.

•	Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. For option grants that are considered “plain vanilla,” the expected term was estimated using the simplified method. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the award.

•

Expected volatility.    Since we do not have a trading history of our ordinary shares, the expected volatility is determined based on the historical stock volatilities of our comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

•

Risk-free interest rate.    We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

•

Dividend yield.    The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
Expected term (in years)	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08
Expected stock price volatility	40.4% - 43.5%	40.7% - 44.1%	44.1%	40.5% - 40.6%
Risk-free interest rate	1.3% - 2.2%	1.8% - 2.6%	2.0%	2.8%
Dividend yield	0%	0%	0%	0%

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

Ordinary Share Valuations

The fair value of the ordinary shares underlying our equity awards was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party valuation firms;

•	the prices, rights, preferences and privileges of our redeemable convertible preference shares relative to those of our ordinary shares;

•	the lack of marketability of our ordinary shares;

•	our actual and expected operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies;

•	secondary stock transactions, including a secondary stock purchase transaction that included certain of our employees, founders and certain of our affiliated shareholders; and

•	U.S. and global capital markets conditions.

In valuing our ordinary shares, the fair value of our business, or enterprise value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for venture-backed early stage companies and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the company’s financial results to estimate the value of the subject company.

The resulting equity value was then allocated to each class of stock using an option pricing methodology and Probability Weighted Expected Return Method, or PWERM. The option pricing method is based on a binomial lattice model, which allows for the identification for a range of possible future outcomes, each with an associated probability. The option pricing method is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the income approach and market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of ordinary shares. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

Our assessments of the fair value of ordinary shares for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the ordinary share value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying ordinary shares based on the closing price of our ordinary shares as reported on the date of the grant. Upon completion of this offering, our ordinary shares will be publicly traded and will therefore be subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our ordinary shares will also increase and decrease the fair value of our stock-based awards granted in future periods.

Business Combinations, Goodwill and Intangible Assets

We allocate the fair value of purchase consideration in a business combination to tangible assets, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill. The allocation of the purchase consideration requires management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates can include, but are not limited to, future expected cash flows from acquired customers and acquired technology from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We assess goodwill for impairment at least annually, in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. For the purposes of impairment testing, we have determined that we have one operating segment and one reporting unit. Our test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, we compare the fair value of our reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value.

Acquired intangible assets are amortized over their estimated useful lives. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the intangible assets are expected to generate. If such review indicates that the carrying amount of our intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Income Taxes

We are subject to income taxes in the Netherlands and numerous other jurisdictions including federal, state, and local jurisdictions in the United States and all other tax jurisdictions or countries in which we conduct business. Earnings from our non-Dutch activities are subject to local country income tax.

We follow the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. We assess whether it is more likely than not that some portion or all of the deferred tax assets will be realized. We record a valuation allowance to our deferred tax assets to the extent we believe they are not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

We recognize the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that is more likely than not of being realized upon ultimate settlement. We adjust reserves for our uncertain tax positions due to changing facts and circumstances. We recognize interest and penalties due to taxing authorities as a component of provision for income taxes.

We make estimates and judgments about our future taxable income based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the consolidated statement of operations for the periods in which the adjustment is determined to be required.

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

We had cash, cash equivalents, and restricted cash of $53.4 million as of July 31, 2018. Our cash, cash equivalents, and restricted cash are held in cash deposits and money market funds. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we do not believe that an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our investment portfolio. Declines in interest rates, however, would reduce our future interest income.

Foreign Currency Risk

Our revenue and expenses are primarily denominated in U.S. dollars. For fiscal 2018 and the three months ended July 31, 2018, we recorded a loss of $1.3 million and a gain of $0.6 million on foreign exchange transactions, respectively. To date, we have not had a formal hedging program with respect to foreign currency, but we may do so in the future if our exposure to foreign currency should become more significant. For business conducted outside of the United States, we may have both revenue and costs incurred in the local currency of the subsidiary, creating a partial natural hedge. Changes to exchange rates therefore have not had a significant impact on the business to date; however, we will continue to reassess our foreign exchange exposure as we continue to grow our business globally. A 10% increase or decrease in current exchange rates could have a $0.8 million impact on our consolidated statement of operations.

As of July 31, 2018, our cash, cash equivalents, and restricted cash were primarily denominated in U.S. dollars, Euros, and Great British Pounds. A 10% increase or decrease in current exchange rates would not materially affect our cash, cash equivalents, and restricted cash balances.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in fiscal 2018 or three months ended July 31, 2018, because our sales and our operating expenses that are denominated in currencies other than U.S. dollars have not been subject to material currency inflation.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and new accounting pronouncements not yet adopted as of the date of this prospectus.

BUSINESS

Overview

Elastic is a search company.

Search is foundational to a wide variety of experiences. Elastic makes the power of search—the ability to instantly find relevant information and insights from large amounts of data—available for a diverse set of applications and use cases.

When you hail a ride home from work with Uber, Elastic helps power the systems that locate nearby riders and drivers. When you shop online at Walgreens, Elastic helps power finding the right products to add to your cart. When you look for a partner on Tinder, Elastic helps power the algorithms that guide you to a match. When you search across Adobe’s millions of assets, Elastic helps power finding the right photo, font, or color palette to complete your project. As Sprint operates its nationwide network of mobile subscribers, Elastic helps power the logging of billions of events per day to track and manage website performance issues and network outages. As SoftBank monitors the usage of thousands of servers across its entire IT environment, Elastic helps power the processing of terabytes of daily data in real time. When Indiana University welcomes a new student class, Elastic helps power the cybersecurity operations protecting thousands of devices and critical data across collaborating universities in the BigTen Security Operations Center. All of this is search.

Why we search remains constant: we’re looking for insight, information, and answers. But how and what we search changes over time, from the Dewey Decimal System for libraries to Google for the World Wide Web to conversations with virtual assistants for everyday inquiries. Today, what we search has grown to include a rapidly increasing amount of structured and unstructured data from a multitude of sources such as databases, websites, applications, and mobile and connected devices. While search experiences often begin with search boxes, they are not confined to them. Dragging your finger across a map on a smartphone screen is search. Zooming into a specific time frame in a histogram is search. Mining log files for errors is search. Forecasting storage capacity two weeks into the future is search. Using natural language processing to analyze user sentiment is search.

Elastic created the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. Developers build on top of the Elastic Stack to apply the power of search to their data and solve business problems. We have also built software solutions on the Elastic Stack that address a wide variety of use cases including app search, site search, enterprise search, logging, metrics, APM, business analytics, and security analytics. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments. As the technology landscape shifts, our products grow and adapt. In that sense, we believe that our company is truly elastic.

Our origins are rooted in open source, which facilitates rapid adoption of our software and enables efficient distribution of our technology. Developers can download our software directly from our website for use in development and production environments. Since January 1, 2013, our products have been downloaded over 350 million times. These downloads include both free and paid products. Open source also fosters our vibrant community of developers who help improve our products and build on top of them. As of July 31, 2018, our community included over 100,000 Meetup members across 194 Meetup groups in 46 countries. Meetup members are individuals who opt into an Elasticsearch Meetup group on meetup.com, an independent third-party website.

Our business model is based on a combination of open source and proprietary software. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. Unlike some open source companies, we do not build a separate enterprise version of an original open source project. Instead, we develop and test one robust codebase, over which we maintain control. We believe that maintaining full control over the source code enables us to develop better products for our users and customers. Our sales and marketing efforts start with developers who have already adopted our software and then evolve to departmental decision-makers and senior executives who have broad purchasing power in their organizations. All of these actions help us build a powerful commercial business model on top of open source.

Our customers often significantly expand their usage of our products over time. Expansion includes increasing the number of developers using our products, increasing the utilization of our products for a particular use case, and applying our products to new use cases. We focus some of our direct sales efforts on encouraging these types of expansion within our customer base. We believe that a useful indicator of our customers’ tendency to expand their usage of our products is our Net Expansion Rate, which measures expansion in existing customers’ annual subscriptions over a twelve month period. Our Net Expansion Rate was 142% as of July 31, 2018 and over 130% at the end of each of our last seven fiscal quarters.

Our business has experienced rapid growth around the world. As of July 31, 2018, we had over 5,500 customers across over 80 countries and in a wide range of industries, compared to over 5,000 and 2,800 customers as of April 30, 2018 and 2017, respectively. Our revenue was $159.9 million and $88.2 million in fiscal 2018 and 2017, respectively, representing year-over-year growth of 81% for fiscal 2018. Our revenue was $56.6 million and $31.6 million in the three months ended July 31, 2018 and 2017, respectively, representing period-over-period growth of 79%. Subscriptions accounted for 93% and 90% of our total revenue in fiscal 2018 and 2017, respectively. Subscriptions accounted for 91% of our total revenue in the three months ended July 31, 2018. In fiscal 2018, revenue from outside the United States accounted for 39% of our total revenue.

In fiscal 2018 and 2017, we incurred net losses of $52.7 million and $52.0 million, respectively, and our operating cash flow was $(20.8) million and $(16.1) million, respectively. We expect we will continue to incur net losses for the foreseeable future.

Industry Background

Search refers to rapidly obtaining relevant information and insights from large amounts of data. It is foundational to a wide variety of endeavors. Search is characterized by requirements relating to:

•	the speed at which relevant information must be identified;

•	the scale of input data that must be examined; and

•	the relevance of results and the ability to analyze and summarize the data.

Multiple trends are driving increased demand for search technology across an expanding array of applications, as well as improving the capabilities of search technology and the value that it is able to generate.

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Users demanding more of applications.    Over the last two decades, technology trends such as social networking, local interest directories, geospatial data, and mobile computing have revolutionized experiences on the Internet. Business users and consumers have grown accustomed to on-demand functionality and the ability to transact within seconds. Ridesharing companies must match riders with drivers in seconds while accounting for location, budget, ratings, and additional inputs. If they fail, riders may turn to competitors. Similarly, e-commerce search experiences must reflect detailed inventory tracking, pricing algorithms, consumer payment methods, and price comparison tools in real time. Even seconds of delay in an e-commerce interaction can result in a lost sale. Search enables application providers to tailor content and functionality to individuals quickly and deliver superior user experiences, even as data volumes have skyrocketed and the pace of change has accelerated.

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Increasing complexity in enterprise IT.    While the volume of different types of data within and outside the enterprise is increasing exponentially, the complexity of enterprise IT environments is also increasing dramatically. At the same time, IT departments have to respond faster than ever before to issues such as security breaches, application performance degradation, and system outages. Monitoring and managing modern enterprise IT infrastructure depends on finding value within massive amounts of data generated and logged by numerous systems and applications. Similarly, identifying security threats across an entire enterprise, both within and outside of the corporate IT environment, requires real-time search capabilities across a complex array of users, networks, and machine statistics. Search makes it possible to derive insight for many use cases across large and disparate IT environments.

•

Growing need for data-driven insights across a broadening set of business functions.    Leaders across all industries are focused on how they can use data to improve their businesses. Early business intelligence tools focused on ad hoc analyses and reporting on relatively small datasets. In recent years, demands for more intelligence and analytics have elevated to require real-time, actionable insights from various data sources to benefit multiple functions across an organization. Search is what makes that possible.

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Increasing supply of data.    The volume, velocity, variety, and value of information in today’s digital world are rapidly increasing. Enterprises are digitizing an increasing number of business activities and expanding their technology infrastructures. At the same time, consumers are engaging in an increasing variety of digital experiences using a broader array of devices, resulting in the production of structured and unstructured data in the form of text, audio, video, server logs, device information, social data, operational data, machine data, and more. IDC forecasts that by 2025 the global datasphere will grow to 163 zettabytes (each zettabyte being 1 trillion gigabytes), which is ten times the 16.1 zettabytes of data generated in 2016. This flood of data represents an expanding opportunity for search to identify relevant and valuable information across an expanding variety of domains.

•

Advances in analytical techniques.    Search is based on algorithms and computing power. In the past decade, advances in computer engineering have resulted in increased availability of powerful analytical techniques such as machine learning and natural language processing. These techniques can help identify trends and anomalies in large amounts of data, with early use cases including fraud prevention, equipment maintenance, store merchandising, and security analytics. Search technologies can harness these analytical techniques, in addition to advanced data structure and storage approaches, to enhance the relevance of the results they identify and expand the size and types of the datasets they are able to process.

Limitations of Existing Offerings

Search is foundational to a wide variety of endeavors. Across the breadth of potential search use cases, a variety of existing technologies are used to attempt to quickly obtain relevant information and insights from large amounts of data, including relational and NoSQL database systems, Hadoop, enterprise search tools, and point solutions for security, logging, and metrics. While each of these technologies has its strengths, each exhibits one or more of the following limitations:

•	Slow processing. Many use cases require real-time search. For example, when an e-commerce application shows personalized results based on browsing history, it may lose customers if the results take too long to load. Despite these speed requirements, existing database systems and Hadoop often rely on query-time processing or bulk/batch processing techniques that may work well for transactional operations but fail to process sophisticated queries in real time.

•

Inability to scale.    The volume of information that feeds search experiences has expanded at an unprecedented pace. For example, applying machine learning techniques to log files from connected devices can involve searching through petabytes of data. Additionally, public cloud infrastructure has expanded many organizations’ capacity to store data. Existing relational database systems are often unable to address the scale of data necessary for modern use cases. They often depend on centralized computing resources to handle storage and processing and can be overwhelmed by huge quantities of data or queries. Distributed database systems such as Hadoop have tried to address some of these shortcomings, but they have limitations in other areas.

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Irrelevant results.    Precision and proper ranking, analysis, and summarization of search results are critical for extracting valuable insights. Search experiences require deep text matching capabilities and must reflect an understanding of nuances in the context around the data that is searched. The capabilities of existing database systems are insufficient with respect to both text and context, often lacking features such as relevancy tuning and search ranking. For example, NoSQL datastores offer flexible, schema-less management of structured data, but typically do not offer rich full-text search or analytical capabilities as a native part of their query language.

•

Difficulty of use.    The level of difficulty associated with a product is a significant contributor to its adoption and expansion within organizations. Many existing technologies have a complicated download and installation process that may require significant hardware resources, even for a development instance. Once installed, the configuration of these products often demands significant prerequisite knowledge to enable certain functionality, such as full-text search for a database. Once configured, some systems then require coding to answer even the simplest questions. Should a user successfully design their initial setup, further customization, tuning, and optimization often require redefining schemas or changing deployment architectures.

•

Inflexibility.    Many search experiences require the ability to derive insights from a wide range of fast-moving, constantly evolving data sources to enable informed business decision making. Existing point solutions in enterprise search, logging, metrics, and security analytics are designed to handle a narrow set of data sources and data types. NoSQL databases often have good support for dynamic schema changes, but using newly added fields in queries may require schema changes or adding indexes.

•

Lack of extensibility.    Critical to many search experiences is the ability for developers to extend and customize for new datasets and use cases. However, many security, logging, and metrics point solutions are designed to address specific problems for end-users, rather than developers, so they lack the APIs and extension points necessary to use the product in new ways. While they may offer sophisticated functionality for specific use-cases, most of these tools are closed source and proprietary, so developers cannot extend the core capabilities or build new functionality into the product.

Our Products

We founded Elastic to bring the power of search to a broad range of business and consumer user cases. Our products enable our users and customers to instantly find relevant information and insights in large amounts of data.

We offer the Elastic Stack (previously known as the ELK Stack), a powerful set of software products that ingest and store data from any source, and in any format, and perform search, analysis, and visualization in milliseconds or less. The Elastic Stack is designed for direct use by developers to power a variety of use cases. We also offer software solutions built on the Elastic Stack that address a wide variety of use cases. The Elastic Stack and our solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

The Elastic Stack

The Elastic Stack is comprised of four primary products:

•

Elasticsearch.    Elasticsearch is the heart of the Elastic Stack. It is a distributed, real-time search and analytics engine and datastore for all types of data, including textual, numerical, geospatial, structured, and unstructured.

•

Kibana.    Kibana is the user interface for the Elastic Stack. It is the visualization layer for data stored in Elasticsearch. It is also the management and configuration interface for all parts of the Elastic Stack.

•	Beats. Beats is the family of lightweight, single-purpose data shippers for sending data from edge machines to Elasticsearch or Logstash.

•	Logstash. Logstash is the dynamic data processing pipeline for ingesting data into Elasticsearch or other storage systems from a multitude of sources simultaneously.

Some features of the Elastic Stack are open source, while others are proprietary. Some proprietary features, such as monitoring and live infographics, are licensed to users at no cost, while others, such as machine learning, security, and alerting, require paid subscriptions. Paid proprietary features enable capabilities such as automating anomaly detection on time series data at scale, facilitating compliance with data security and privacy regulations, and allowing real-time notifications and alerts. The source code of all free and paid features in the Elastic Stack is visible to the public in the form of “open code.”

Our Solutions

We have built a number of solutions on top of the Elastic Stack to make it easier for organizations to use our software for certain common use cases. Like the Elastic Stack, our solutions comprise a combination of open source features, free proprietary features, and paid proprietary features. The solutions we offer include:

•

App Search to power search in applications across documents, geographies, numbers, and more. It powers many familiar application user experience features: search bars, facets, time range and pricing sliders, result highlighting, pagination, geographic filters, and product recommendations.

•

Site Search to create website search experiences. With seamless web crawling, high relevance, and intuitive customization features, our site search solution delivers an experience complete with features for spell correction, bigram matching, stemming, synonym recognition, phrase matching, suggested results, and more.

•

Enterprise Search to quickly and easily search, discover, and organize information spread across businesses, including medical files, corporate communications, legal documents, stock trades, invoices, and presentations. It uses natural language processing to predict and learn from search queries to make results more accurate over time, and scales automatically to ensure continued performance.

•

Logging to search and analyze petabytes of server and application logs to better ensure website, infrastructure, and application availability and performance. It allows users to ingest and index the data they may find important in order to quickly troubleshoot performance issues, help improve customer satisfaction, drive operational efficiencies, and more.

•

Metrics to search and analyze numeric and time series data ranging from CPU usage to car sensor data or human heartbeats. It allows users to freely, continuously, and efficiently explore attributes such as host name, IP address, deployment, or color across any dimension at scale, and in a matter of minutes, view CPU, utilization, and process-level statistics.

•

APM to deliver insight into application metrics and provide developers with confidence in the code they have deployed. It enables developers to instrument their application code to capture performance data for visualization and exploration in pre-configured dashboards and custom user interfaces for common APM workflows.

•

Business Analytics to analyze and measure business performance and goals. It delivers real-time insights into performance data such as customer satisfaction, online content performance, marketing metrics, and sales efficiency through informative and shareable visualizations and dashboards.

•

Security Analytics to harden enterprise security by detecting zero-day malicious activity via real-time threat hunting and enabling creation of tailored security workflows. It is fast and nimble for ad hoc data exploration and scales to ingest all types of security data.

Our Deployment Options

The Elastic Stack and our solutions generally can be deployed on premises, in public or private clouds, or in hybrid environments, to satisfy various user and customer needs. Our goal is to ultimately offer all of our products as both self-managed and SaaS deployments.

•

Self-Managed.    Today, most users manage their own deployments of the Elastic Stack and our solutions. To help with more complex deployment scenarios, we offer Elastic Cloud Enterprise (ECE), a paid proprietary product, to deliver centralized provisioning, management, and monitoring across multiple deployments.

•

SaaS.    Many customers are becoming increasingly interested in SaaS deployment alternatives that reduce the burden of administration. For these customers we have developed a family of SaaS products called Elastic Cloud, including Elasticsearch Service, Site Search Service and App Search Service. We host and manage our Elastic Cloud products on infrastructure from multiple public cloud providers.

Our Business Model

Our business model refers to how we make our software available, including our open source distribution and go-to-market strategy, and how we charge our customers. We believe our business model creates significant value for our users, our customers, and our company.

Our business model is based on a combination of open source and proprietary software. We market and distribute the Elastic Stack and our solutions using an open source distribution strategy. Developers are able to download our software directly from our website. Many features of our software can be used free of charge. Some are only available through paid subscriptions, which include access to specific proprietary features and also include support. These paid features can be unlocked with a simple license update, without the need to re-deploy the software. The rate at which our customers purchase additional subscriptions and expand the value of existing subscriptions depends on a number of factors, including customers’ level of satisfaction with our products, the nature and size of the deployments, the desire to address additional use cases, and the perceived need for additional proprietary features. The source code of all Elastic Stack features, whether they are open source or proprietary, is visible to the public in the form of “open code.”

Our open source model facilitates rapid and efficient developer adoption, particularly by empowering individual developers to download and use our software without payment, registration, or the friction of a formal sales interaction. Our use of open source licensing fosters a vibrant developer community around our products and solutions, which drives adoption of our products and increased interaction among users. Further, this approach enables community review of our code and products, which allows us to improve the reliability and security of our software. We believe that the number of times our products have been downloaded and the size of our developer community are indicative of the benefits of our open source strategy and the growth in adoption of our products. However, we typically do not have visibility into whether our products are being actively used unless the user opts to interact with us. As a result, we cannot accurately determine how much of our downloaded software is being actively used. Since January 1, 2013, our products have been downloaded over 350 million times (these downloads include both free and paid products), and our community included over 100,000 Meetup members across 194 Meetup groups in 46 countries as of July 31, 2018.

We have designed our strategy to avoid some of the risks associated with an open source model. One such risk relates to control over the direction and roadmap of our products. We maintain full control over the source code of our products and solutions. While community members may suggest changes to our products, only Elastic employees are able to commit changes to the codebase. Further, unlike some open source companies, we do not build a separate enterprise edition of an original open source project. Instead, we develop, maintain, and test a single robust codebase that is shared by our entire developer community.

Some open source companies sell only support for software that they make available at no cost. We believe this can create misaligned incentives in that the support vendor benefits from low software quality. Accordingly, we focus on designing high-quality software products that include proprietary features and are easy to use and reliable. We include support only as part of our subscriptions.

We believe in building products that provide value and appeal to the people who use them, including developers, architects, DevOps personnel, IT professionals, and security analysts. At the same time, a software company should be able to engage and build relationships with departmental or organizational leaders who make large technology purchasing decisions. At Elastic, we do both.

Strengths of Our Products

The strengths of our products include the following:

•

Speed.    The Elastic Stack can find matches for search criteria in milliseconds within even the largest structured and unstructured datasets. Its schema-less structure and inverted indices enable real-time search of high volumes of structured, unstructured, and time series data.

•

Scale.    The Elastic Stack is a distributed system and can scale massively. It has the ability to subdivide search indices into multiple pieces called shards, which enables data volume to be scaled horizontally and operations to be distributed across hundreds of systems or more. A developer running hundreds of nodes has the same user experience as a developer running a single node on a laptop.

•

Relevance.    Elasticsearch uses multiple analytical techniques to determine the similarity between stored data and queries, generating highly relevant results reflecting a deep understanding of text and context. Its sophisticated yet developer-friendly query language permits advanced search and analytics. Additionally, the speed of the Elastic Stack permits query iteration, further enhancing the relevance of search results.

•

Ease of Use.    The Elastic Stack is engineered to take a user from data to dashboard or inquiry to insight in minutes. It has an easy getting started experience, featuring streamlined download and deployment, sensible defaults, a simple and intuitive query language that just works, and no need to define a schema up front. Administrative tasks such as securing the Elastic Stack are intuitive and integrated into the user experience, as are investigative tasks such as data visualization.

•

Flexibility.    The Elastic Stack is able to ingest, filter, store, search, and analyze data in any form, whether structured or unstructured. These capabilities enable the Elastic Stack to generate insights from a wide variety of data sources for a range of use cases. The flexibility of the Elastic Stack also enables users to begin using our products along with their existing systems, which lowers barriers to adoption.

•

Extensibility.    Developers can use the Elastic Stack as a foundation for addressing a wide variety of use cases. Our open source approach to building the Elastic Stack empowers developers to innovate and utilize it to fit their specific needs. Additionally, our developer community actively engages with us to improve and expand the Elastic Stack.

Our Opportunity

Developers and organizations apply our technology to a wide variety of use cases representing what we estimate to be a total addressable market of $45 billion in 2018 according to information from IDC. Our total addressable market is driven by expansion in the use cases to which our technology is applied, as well as the following market drivers defined by IDC: digital transformation, availability of data, demand for predictive and prescriptive analytics, cloud infrastructure adoption, and increases in software and security-related spending.

When we were founded, users initially applied our offerings predominantly for search, content analytics, and cognitive/AI use cases. Based on IDC’s sizing of the market for search systems, content analytics, and cognitive/AI software platforms, this represented a total addressable market of $3 billion in 2012. Since then, we estimate that our total addressable market has grown to $45 billion in 2018 based on the sum of four market segments:

•

Search, content analytics, and cognitive/AI software.    We estimate our opportunity in this market segment to be $8 billion in 2018 based on IDC’s sizing of the market for search systems, content analytics, and cognitive/AI software platforms.

•	IT operations management. We estimate our opportunity in this market segment to be $9 billion in 2018 based on IDC’s sizing of the market for IT Operations Management.

•

Big data and analytics software.    We estimate our opportunity in this market segment to be $23 billion in 2018 based on IDC’s sizing of the markets for End-User Query, Reporting, and Analysis; Advanced and Predictive Analytics; Spatial and Location Analytics; Nonrelational Analytic Data Stores; and Analytic Data Integration and Integrity.

•

Security analytics.    We estimate our opportunity in this market segment to be $5 billion in 2018 based on IDC’s sizing of the markets for Security Information and Event Management (SIEM), Policy and Compliance, and Forensics and Incident Investigation.

The Elastic Stack is foundational technology that addresses markets and use cases in many ways. In the future, we expect our users to continue to apply our technology in new ways, helping us create more innovative products, features, and solutions. As a result, we expect our total addressable market to continue to expand.

Our Growth Strategies

We intend to pursue the following growth strategies:

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Increase product adoption by improving ease of use and growing our open source community.    With our engineering efforts focused on the user experience, we will continue to develop software that makes our products easier to use and adopt for both developers and non-developers. We will continue to engage with developers globally through a wide range of touch points such as community meetups, global community groups, hackathons, our global events, which we call Elastic{ON}, and engagement on our website, user forums, and code repositories, to grow our open source community.

•	Expand our customer base by acquiring new customers. Through our open source distribution strategy, users can easily download our software directly from our website and access many features of our software free of charge, which facilitates rapid adoption. Our sales and marketing team conducts campaigns to drive further awareness and adoption within the user community. As a result, many of our sales prospects are already familiar with our technology prior to entering into a commercial relationship with us. Additionally, we leverage our network of partners to drive awareness and expand our sales and marketing reach to target new customers. We will continue to engage our community and our partners to drive awareness and to invest in our sales and marketing team to grow our customer base.

•

Expand within our existing customer base through new use cases and larger deployments.    We often enter an organization through a single developer or a small team for an initial project or use case with an objective to quickly solve a technical challenge or business problem. Because of the rapid success with our products, knowledge of Elastic often spreads within an organization to new teams of developers, architects, IT operations personnel, security personnel, and senior executives. We will continue to invest in helping users and customers be successful with our products, and we view initial success with our products as a path to drive expansion to new use cases and projects and larger deployments within organizations.

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Extend our product leadership through continued investment in our technology.    We will continue to invest in our self-managed and SaaS products to extend into new use cases, industries, geographies, and customers. For example, we will continue to invest in expanding our SaaS solutions, such as our Site Search Service and App Search Service, in order to provide them as self-managed products. We have a significant research and development team with 282 employees, comprising 32% of our total headcount, as of April 30, 2018.

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Increase usage of Elastic Cloud.    We believe that providing our SaaS products represents a significant growth opportunity. We plan to expand Elastic Cloud geographically and through more public cloud providers. We plan to offer more of our solutions, such as Elastic APM and others, as part of Elastic Cloud over time.

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Expand our strategic and regional partnerships.    Our partners assist us in driving awareness of Elastic and our products, building new solutions on top of the Elastic Stack to solve customer pain points, and extending our reach in geographic areas and verticals where we do not have a formal sales presence. We have a diverse range of partners and we will continue to pursue partnerships to further the development of the Elastic Stack and our customer reach.

•

Selectively pursue acquisitions and strategic investments.    We have selectively pursued acquisitions and strategic investments in businesses and technologies in order to drive product and market expansion. Since inception, we have acquired the technology underlying our Site Search Service and App Search Service (formerly Swiftype), our APM solution (formerly Opbeat), our machine learning feature (formerly Prelert), our Beats product (formerly Packetbeat), our Elastic Cloud SaaS offering (formerly Found) and our Kibana and Logstash products through strategic transactions. We intend to continue to pursue acquisitions and strategic investments selectively.

Customers

Organizations of all sizes, in all industries, both private and public, purchase our products for a variety of use cases. As of July 31, 2018, we had over 5,500 customers in over 80 countries. Our customers represented 32% of the Fortune 500 and 21% of the Forbes Global 2000 as of July 31, 2018. We have self-managed subscriptions for customers who manage their own deployments of the Elastic Stack and our solutions on premises, in public or private clouds, or in hybrid environments and Elastic Cloud subscriptions for customers who use our SaaS products. Elastic subscriptions include access to our paid proprietary features and products as well as support from Elastic’s support engineers. No customer represented more than 10% of our revenue in fiscal 2017 or fiscal 2018.

Examples of our customers are listed below by industry vertical.

Consumer	Financial Services	Healthcare

Activision Blizzard Instacart Lyft Tinder Uber	Barclays Collector Bank Discover Financial ING USAA	Mayo Clinic Merck & Co. UCLA Health UnitedHealth Group/Optum Yale New Haven Health System

Media	Manufacturing/Transportation	Public Sector

British Broadcasting Co. (BBC) Canadian Broadcasting Co. (CBC) Comcast Fairfax Media Warner Brothers	Airbus Fujitsu Renault Samsung Volkswagen	City of Wilson, North Carolina Jet Propulsion Laboratory (JPL) Indiana University United States Department of Commerce (Census Bureau) United States General Services Administration (GSA)

Retail	Technology	Telecommunications

eBay Home Depot Kroger Walgreens Walmart	Adobe Cisco IBM Microsoft Workday	Cox Communications Deutsche Telekom Orange Sprint Verizon Wireless

Case Studies

The customer examples below illustrate how businesses from different industries benefit from our services.

Barclays

Industry: Financial Services

Use Case: Logging, Security Analytics, Metrics Analytics

Time Periods: 2013 – present for Logging; 2016 – present for Security Analytics and Metrics Analytics

Barclays is driving an initiative to capture real-time data and metrics to enable analytics and search, using a resilient and secure platform. To execute on this task across its core businesses around the world, Barclays built a modernized global “Elastic Stack as a Service”, offering centralized data across the bank using Elastic Stack as the foundation, and featuring an automated, secure, easy way to adopt the service. Using the full capabilities of the Elastic Stack, Barclays can ingest and store structured and unstructured data in Elasticsearch from thousands of applications. New ingestion patterns are continuously provided to support the bank’s ever evolving infrastructure, including migration and existence in the cloud. This enables Barclays to gather real-time insights from data across projects like API performance management, infrastructure planning, and container monitoring. Insights enable live system support teams to prevent incidents, and developers, architects, and business and IT owners to create new value-added services like price comparison services, mortgage services, ATM location services, and more. Teams at Barclays also use Elastic for security and metrics analytics to track and analyze digital movement across billions of events, and detect fraud patterns to protect the bank’s assets and customers. This platform minimizes Barclays’ data footprint, by rationalizing and controlling usage of data, simplifies user experiences and optimizes costs, by bringing multiple capabilities together into one powerful tool.

Cisco

Industry: Technology

Use Case: App Search, Logging, Security Analytics

Time Period: 2014 – present

Cisco has one of the world’s largest B2B commerce platforms. To handle its growing data volumes and the need for real-time search across diverse datasets, Cisco moved from storing all of its reference data in a traditional relational database to capturing it all from Elasticsearch. This reference data includes product and pricing catalogs, quotes and orders header-level details. By standardizing to Elasticsearch, Cisco has been able to implement a single commerce portal with the ability to perform advanced queries across all of its products, services, and solutions. Today, this solution enables users to leverage Elastic’s powerful search and matching capabilities to query across hundreds of attributes and package the best deals for Cisco’s customers and partners in milliseconds. Beyond this search use case, Elastic is used for logging, metrics, and security analytics in many other businesses within Cisco.

Indiana University/OmniSOC

Industry: Public Sector/Education

Use Case: Security Analytics

Time Period: 2017 – present

Indiana University has created OmniSOC, a first-of-its-kind higher education cybersecurity operations center with the goal of protecting member campuses of the Big Ten university system. OmniSOC will provide cyber intelligence across hundreds of thousands of devices, students, and faculty with Elastic at the heart of its modern security analytics platform. Data feeds, including log events from Suricata, Bro, and Palo Alto Networks, as well as data from third-party government and corporate services, are ingested into Elasticsearch, OmniSOC’s centralized security analytics repository. This allows for real-time correlation, threat hunting, and investigation across its campuses. For example, analysts can apply intelligence gained from an alert generated at the University of Nebraska to better protect the students and faculty at Rutgers University in New Jersey. With Elastic, OmniSOC will be able to proactively alert each member campus and quickly act on suspicious or anomalous behavior to fight cyber attacks.

Instacart

Industry: Consumer

Use Case: App Search

Time Period: 2013 – present

Instacart’s same-day grocery delivery service allows customers in over 400 cities across North America to search for and order groceries from more than 350 store partners. To deliver a consistent search experience for customers despite constantly changing inventory, prices, and delivery radius, Instacart turned to Elasticsearch to power search for their entire application. Now Instacart can easily deliver sub-second response times on more than 3,000 queries per second, all while making 30 million real-time product updates per day across 350 million shelf items. Beyond using Elastic to help deliver a consistent search experience, Instacart is also using the hosted Elasticsearch Service to centrally manage their Elastic deployments, ensure optimal uptime, and streamline version upgrades.

Renault

Industry: Manufacturing/Transportation

Use Case: Metrics Analytics, Business Analytics, Security Analytics

Time Period: 2015 – present

Renault, one of the world’s largest automotive groups, gains actionable insights from a wide variety of data sources with the Elastic Stack. By centralizing its Elastic deployments with Elastic Cloud Enterprise (ECE), Renault improved operational efficiency for the more than 30 distinct initiatives and use cases across the company, collecting over 300 terabytes of data from 66 different sources. This centralized strategy helps power a diverse set of use cases including metrics, supply chain analysis, and enterprise search across their customer service, warranty, and refund applications. Elastic has also contributed to significant savings on production and shipping costs by enabling Renault to easily ingest sensor data from car part shipments around the world. This has enabled Renault to track shipments in real time and ensure optimal routes are taken from factory to assembly plant.

SoftBank

Industry: Telecommunications

Use Case: Logging, Metrics Analytics, Business Analytics

Time Period: 2016 – present

SoftBank, a subsidiary of SoftBank Group Corp, provides mobile and communication services throughout Japan. Across its entire IT infrastructure, SoftBank generates terabytes of data every day from many different types of applications, systems, and networks. To manage all of this data, SoftBank has built a centralized logging solution using Elastic to monitor thousands of servers in real time. Previously, SoftBank had siloed deployments for logging and monitoring, making it difficult to analyze patterns across all of its systems. By standardizing on the Elastic Stack, SoftBank’s IT users now have real-time monitoring capabilities and the ability to perform root cause analysis, resource allocation, and capacity planning using data from its entire infrastructure. In addition, SoftBank uses Elastic to analyze metrics data across SoftBank’s core network and to analyze unstructured text data from questionnaires and social media feeds.

Sprint

Industry: Telecommunications

Use Case: Logging, Security Analytics

Time Periods: 2015 – present for Logging; 2016 – present for Security Analytics

Sprint generates vast amounts of data every day from the many applications used to power its network and retail operations, provision phones, and provide customer support. This amounts to more than 3 billion records and 50 terabytes of data that must be processed and stored each day. Using Elasticsearch as the underlying engine for managing all of this data, Sprint has created a single platform for ingesting, searching, and analyzing data in real time. Aggregating data such as server, database, and application logs, emails, messages, and API calls from its retail management stores and store operations applications has contributed to reducing Sprint’s average issue resolution times from days to minutes. Now Sprint can provide business and IT leaders with critical operational metrics to accelerate troubleshooting, improve customer satisfaction, and optimize retail operations. Sprint has also built a security analytics solution using Elastic to automate fraud detection and monitor abnormal activity and threats.

Tinder

Industry: Consumer

Use Case: App Search, Logging, Security Analytics

Time Periods: 2013 – present for App Search and Logging; 2015 – present for Security Analytics

Tinder, the world’s most popular app for meeting new people, powers social discovery for millions of users in more than 190 countries. Its famous user interface, known for pioneering Swipe Left and Swipe Right, and matching technology is comprised of complex search and ranking capabilities. Tinder uses Elastic Stack to help deliver a real-time, personalized, geolocation-based, and bidirectional search experience for its users. This equates to more than 17 billion events and 300 million Elasticsearch queries performed every single day. Elastic is also used by both the DevOps and Security teams at Tinder for real-time logging analytics and monitoring.

Workday

Industry: Technology

Use Case: App Search

Time Period: 2016 – present

Workday provides a cloud-based financial management, human capital management, and analytics applications software platform that serves thousands of customers, with Elastic powering search for several of its products. For example, Workday Recruiting uses Elasticsearch to quickly search across terabytes of cover letters, portfolio documents, resumes, and profile information to help recruiters discover the right candidate for the right role. Before Elastic, Workday used a homegrown search solution that took minutes to yield an unmanageable list of results. With Elastic, Workday users are able to effectively search for and identify relevant candidates within milliseconds, helping them move their businesses forward by finding the right talent.

Engineering

Our engineering organization focuses on enhancing existing products and developing new products, both open source and proprietary, that are easy to use and can be run in any environment including on premises, in public or private clouds, or in hybrid environments. With a distributed engineering team spanning over 25 countries, we are able to recruit, hire, and retain high-quality, experienced developers, tech leads, and product managers, and operate at a rapid pace to drive product releases, fix bugs, and create new product offerings.

Our software development process is based on iterative releases across the Elastic Stack, our solutions, and the Elastic Cloud. We are organized in small functional teams with a high degree of autonomy and accountability. Our distributed and highly modular team structure and well-defined software development processes also allow us to successfully incorporate technologies that we have acquired.

As of April 30, 2018, we had 282 employees in our research and development organization. We intend to continue to invest in our research and development capabilities to extend our products. Research and development expense totaled $55.6 million and $32.6 million, in fiscal 2018 and 2017, respectively. We plan to continue to devote significant resources to research and development.

Sales and Marketing

Open source is the core of our distribution model. We make it easy for individual developers to begin using our products in order to drive viral adoption. Users can download our software directly from our website without any sales interaction, and immediately begin using the full set of free and paid features. Access to our paid features is available for an initial trial period for both self-managed and SaaS subscriptions. Since January 1, 2013, our products have been downloaded over 350 million times (these downloads include both free and paid products), and our community included over 100,000 Meetup members across 194 Meetup groups in 46 countries as of July 31, 2018.

As a result of our open source strategy, our sales prospects are often already using our technology. Our sales and marketing efforts extend our open source strategy in two key ways. First, we conduct low-touch marketing campaigns to keep users and customers engaged after they download our software. This includes providing high-quality content, documentation, webinars, videos, and blogs through our website. Second, we conduct high-touch virtual and field campaigns with qualified prospects and customers who have typically already deployed our software to drive further awareness, adoption, and expansion of our products and solutions.

Our sales teams are segmented primarily by geography and secondarily by employee count of our prospects and customers. We rely on inside sales development representatives to qualify leads based on their likelihood to make a purchase. We pursue sales opportunities primarily through a direct sales motion, in some cases assisted by partners. Our relationships within customer organizations often extend beyond the initial users of the technology and include technology and business decision-makers at various levels. We also engage with our customers on an ongoing basis through a customer success team, to ensure customer satisfaction and expand their usage of our technology.

As of April 30, 2018, we had 336 employees in our sales and marketing organization, including sales development, field sales, sales engineering, business development, sales operations, customer success, and marketing personnel.

Partners

We maintain partner relationships that help us market and deliver our products to our customers and complement our community. Our partner relationships include the following:

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Cloud providers.    We work with many of the major cloud providers to increase awareness of our products and make it easy to access our software. We partner with Google to offer our Elasticsearch Service (part of Elastic Cloud) on Google Cloud Platform, or GCP. We partner with Alibaba to provide the Alibaba Cloud Elasticsearch service in China and the rest of the world. We also have relationships with Microsoft and IBM to offer Elastic Stack deployment templates on their clouds. Through these partnerships, customers of these companies may access Elastic’s support engineers and may use our free and paid proprietary features. In addition, we make our Elasticsearch Service available on Amazon Web Services, or AWS, for direct purchase via our website. Elastic’s Elasticsearch Service is a different offering than Amazon Elasticsearch Service. We do not partner with Amazon, provide support for Amazon Elasticsearch Service, or provide Amazon or customers of Amazon Elasticsearch Service with access to any of our free or paid proprietary features.

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Systems integrators, channel partners, and referral partners.    We have a global network of systems integrators, channel partners, and referral partner relationships that help deliver our products to various business and government customers around the world.

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OEM and MSP partners.    Our original equipment manufacturing, or OEM, and managed service provider, or MSP, partners embed an Elastic subscription into the products or services they offer to their own customers. OEM or MSP partners are able to include Elastic’s paid and unpaid proprietary features in their product, receive ongoing support from Elastic for product development, and receive support for end customer issues related to Elastic.

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Technology partners.    Our technology partners collaborate with Elastic to create a standardized solution for end users that includes technology from both Elastic and the partner. For example, we work with Micro Focus to integrate our products with their ArcSight product. Technology partners represent a deeper collaboration than community contributions and are distinct from distribution-oriented relationships like OEMs and MSPs.

Professional Services

We offer consulting and training as part of our offerings. To assist customers in accelerating their success with our software, our consulting team consists of engineers and architects who bring hands-on experience and deep technical knowledge to a project. Our training offerings enable our users to gain the necessary skills to develop, deploy, and manage our software. As of April 30, 2018, we had more than 40,000 cumulative enrollments in our training offerings.

Customer Support

We endeavor to make it easy for developers to download, install, deploy and use the Elastic Stack and our solutions. To this end, our open source developer community functions as a source of support and enables developers to engage in self-help and collaboration.

However, in many situations, such as those involving complex enterprise IT environments, large deployments and novel use cases, our users require our support. Accordingly, we include support as part of the subscriptions we sell for our products. Our global support organization is comprised of highly technical support engineers who are contributors to our open source, and provide support experiences including troubleshooting, technical audits, cluster tuning, and upgrade assistance. Our support team is distributed across 23 countries and provides coverage 24 hours per day, all 365 days per year, across multiple languages.

We believe that software companies should not have incentives to build low quality software. In that connection, we do not sell support separately from our software subscriptions.

Our Technology

Our products consist of the Elastic Stack, our solutions, and software that supports our various deployment alternatives.

Technology Features of the Elastic Stack

Elasticsearch is the heart of the Elastic Stack, where users store, search, and analyze data. Key features of Elasticsearch include the following:

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Store any type of data.    Elasticsearch combines powerful parts of traditional search engines, such as an inverted index to power fast full text search and a column store for analytics, with native support for a wide range of data types, including text, dates, numbers, geospatial data, date/numeric ranges, and IP addresses. With sensible defaults, and no upfront schema definition necessary, Elasticsearch makes it easy to start simple and fine-tune as datasets grow.

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Powerful query language.    The Elasticsearch query domain specific language is a flexible, expressive search language that exposes a rich set of query capabilities across any kind of data. From simple Boolean operators to custom relevance functions, users can articulate exactly what they are looking for and bring their own definition of relevance. The query language also includes a composable aggregation framework that enables users to summarize, slice, and analyze structured or semi-structured datasets across multiple dimensions. Examples of these capabilities include tracking the top ten users by spend, looking at data week over week, analyzing data across geographies, and drilling down into details with specific filters all with a single search.

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Developer friendliness.    Elasticsearch has consistent, well-documented application programming interfaces (APIs) that work the same way on one node during initial development as on a hundred nodes in production. Elasticsearch also ships with a number of language clients that provide a natural way to integrate with a variety of popular programming frameworks, reducing the learning curve, and leading to a shorter time to realizing value.

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High speed.    Everything stored in Elasticsearch is indexed by default, such that users do not need to decide in advance what queries they will want to run. Our architecture optimizes throughput, time-to-data availability and query latency. Elasticsearch can easily index millions of events per second, and newly added data can be available for search nearly instantly.

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High scale and availability.    Elasticsearch is designed to scale horizontally and be resilient to node or hardware failures. As nodes join a cluster, data is automatically re-balanced and queries and indexing are spread across the new nodes seamlessly. This makes it easy to add hardware to increase indexing throughput or improve query throughput. Elasticsearch also detects node failures and hardware or network issues and automatically protects user data by ejecting the failing or inaccessible nodes and creating new replicas of the data.

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Machine learning and alerting.    Machine learning capabilities such as anomaly detection, forecasting, and categorization are tightly integrated with the Elastic Stack to automatically model the behavior of data, such as trends and periodicity, in real time in order to identify issues faster, streamline root cause analysis, and reduce false positives. Without these capabilities, it can be very difficult to identify issues such as infrastructure problems or intruders in real time across complex, high-volume, fast-moving datasets.

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Security.    Security features give administrators the rights to grant specific levels of access to their various types of users, such as IT, operations, and application teams. Elasticsearch serves as the central authentication hub for the entire Elastic Stack. Security features include encrypted communications and encryption-at-rest; role-based access control; single sign-on and authentication; field-level, attribute-level, and document-level security; and audit logging.

Kibana is the user interface for the Elastic Stack. It allows users to manage the Elastic Stack and visualize data. Additionally, the interfaces for many of our solutions are built into Kibana. Key features of Kibana include the following:

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Explore and visualize data stored in Elasticsearch.    Kibana provides interactive data views, visualizations, and dashboards powered by structured filtering and unstructured search to enable users to get to answers more quickly. A variety of data visualization types, such as simple line and bar charts, purpose-built geospatial and time series visualizations, tree diagrams, network diagrams, heatmaps, scatter plots, and histograms, support diverse user needs. Kibana Canvas is a composable and extensible creative infographics and reporting tool. Canvas creates multi-slide presentations backed by live data and infographics, in addition to fully customized live applications, all powered by data stored in Elasticsearch. Reporting features on top of Canvas enable sharing of these visualizations across the enterprise.

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Incorporate advanced analytics and machine learning from Elasticsearch.    Kibana’s query, filtering, and data summarization capabilities reflect Elasticsearch’s powerful query domain specific language and aggregation framework while making it interactive.

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Manage the Elastic Stack.    Kibana presents a broad user interface showing the health of Elastic Stack components and provides cluster alerts to notify administrators of problems. Its central management user interfaces (UIs) make it easier to operate the Elastic Stack at scale.

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Application framework.    Kibana is designed to be extensible. Users interested in a highly specialized visualization type not distributed with Kibana by default can customize experiences through a Kibana plugin and make the plugin available to the community. Dozens of Kibana plugins have been shared by the community via Elastic documentation and code sharing platforms such as GitHub.

Beats and Logstash are data ingestion tools that enable users to collect and enrich any kind of data from any source for storage in Elasticsearch. Beats and Logstash have an extensible modular architecture. Beats are lightweight agents purpose-built for collecting data on devices, servers, and inside containers. Key features of Beats include the following:

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Agents.    Beats are lightweight agents built for the purposes of efficient data collection at the edge for specific types of data, such as Filebeat for the collection of logging data, Metricbeat for the collection of system or service metric data, Auditbeat for the collection of security data, Packetbeat for the collection of network data, and Heartbeat for the collection of availability data. Dozens of community Beats enable the collection of data from specialized sources.

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Extensibility and community Beats.    The Beats platform enables rapid creation of custom Beats that can be run on a variety of edge technologies for data collection. Over 70 Beats have been shared by the community via Elastic documentation and many more are available through code sharing platforms such as GitHub.

Logstash enables centralized collection and extract, transformation, and load capabilities. Key features of Logstash include the following:

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Data transformation engine.    Logstash is a centralized data transformation engine that can receive and pull data from multiple sources, transform and filter that data, and send it to multiple outputs. Logstash has a powerful and flexible configuration language that allows users to create data stream acquisition and transformation logic without having to write code. This greatly extends and accelerates the ability to create data management pipelines to a wide variety of organizations and individuals.

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Plugins.    Logstash collects data from a variety of sources, such as network devices, queues, API endpoints, and public cloud services. Logstash enriches the data via lookups against local data sources, such as a geolocation database, and remote data sources, such as relational databases. Logstash can output events to Elasticsearch or downstream queues and other datastores. We develop and support more than 70 plugins for many common integrations.

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Logstash extensibility and community plugins.    A vibrant community of open source developers extends the reach through more than 600 community Logstash plugins that enable integration with a wide variety of data sources across many use cases.

Technology Features of Our Solutions

Our solutions are designed to minimize time-to-value and deployment costs of using the Elastic Stack for certain common use cases. The functionality of our solutions often includes specialized data collection, through standardized APIs or custom agents, and custom user interfaces for specific data analytics, visualizations, workflows, and actions. Most of our solutions can be self-managed or accessed through Elastic Cloud. Today, some of our solutions are only available through Elastic Cloud. We offer the following solutions:

•	App Search. API clients for common programming frameworks to enable search of data stored in applications. It has an intuitive interface to help tune search queries for optimal utility.

•	Site Search. Specialized website crawlers to enable search of website content. It offers an interface for search analytics and tuning relevance to match user behavior and expectations.

•	Enterprise Search. Search capabilities and simple APIs serve as the foundation for integrating connectors and crawlers for data sources commonly used by enterprises, such as shared drives and other collaboration and document sharing offerings. We are developing a turnkey enterprise search solution, which is currently in private beta.

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APM.    Agents for common programming frameworks and an APM server designed for scalable collection and processing of metrics coming from APM agents. It includes an interface supporting custom visualizations for waterfall transaction views and code-level visibility into application performance.

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Metrics, Logging, Business Analytics, and Security Analytics.    These solutions come with pre-built configurations making it easy to use Beats and Logstash to ingest the respective type of data, and include default Kibana searches, dashboards, and visualizations to deliver instant insights.

Elastic Cloud and Elastic Cloud Enterprise

The Elastic Stack and our solutions can be deployed on premises, in public and private clouds, and in hybrid environments. We divide our deployment models into two categories: self-managed, which refers to users deploying the Elastic Stack and solutions on infrastructure they manage themselves (such as their own data center or private or public cloud environments), and Elastic Cloud, which refers to our SaaS products that we host and manage. To help self-managed users with more complex deployment scenarios, we offer Elastic Cloud Enterprise.

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Elastic Cloud.    Elastic Cloud is our growing family of SaaS products and technologies that make it easy to deploy, operate, and scale Elastic products and solutions in the cloud. Elastic Cloud products include Elasticsearch Service, Site Search Service, and App Search Service, and are offered by us on certain large cloud providers.

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Elastic Cloud Enterprise.    As part of building our Elastic Cloud offering, we built a comprehensive orchestration and administration infrastructure tool to easily provision, monitor, manage, secure, upgrade and backup the thousands of clusters that comprise our Elastic Cloud products. We then packaged this infrastructure into a downloadable and easily installable proprietary product called Elastic Cloud Enterprise, which makes this tool available to customers to use with their own self-managed deployments. Elastic Cloud Enterprise enables our customers to provision, monitor, manage, secure, upgrade and backup any number of clusters. It also helps our customers improve their hardware utilization and operational efficiency by allowing them to leverage shared hardware resources to manage multiple clusters, while still maintaining strong level of isolation between those clusters.

Our Source Code

We define our culture by our “source code,” which expresses our core corporate values.

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Home, Dinner: There is no such thing as work-life balance. We are successful if we find balance in life. Elastic empowers its employees with the flexibility to do so. Be home for dinner, go for a run midday, care for a sick child, or visit a parent. Finding balance means being more innovative and efficient at work. Which makes for a better Elastic.

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Space, Time: It’s easy to get stuck in a day-to-day work pattern. Allowing for the space and time to dream requires conscious effort. Embracing a high failure rate does, too. Fulfillment comes from doing the obvious and dreaming up the un-obvious. Both are foundations of Elastic.

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IT, Depends: It’s pretty complicated to make some things simple, and even more complicated to make other things possible. We embrace and value the knowledge required to do both. When a question is asked, buckle up. Sh*t is about to get real. Your journey will likely start with “it depends.”

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Progress, SIMPLE Perfection: Perfection is not a destination. Color inside the lines or color outside the lines. Just pick a color. It’s as simple as 2048. An Elastic that moves is an Elastic that survives, thrives, and stands the test of time.

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01.02, /FORMAT: Our products are distributed by design, our company is distributed by intention. With many languages, perspectives, and cultures, it’s easy to lose something in translation. Over email and chat, doubly so. Until we get a perpetual empathy machine, don’t assume malice. A distributed Elastic makes for a diverse Elastic, which makes for a better Elastic.

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As YOU, Are: We all come in different shapes with different interests and skills. We all have an accent. Celebrate it. Just come as you are. No need to invest neurons trying to fit an arbitrary mold. We’d rather you put them to work shaping Elastic.

•	HUMBLE, Ambitious: Ambition drives us to challenge ourselves and the people around us to do better. It is not an excuse to be an *sshole. Be humble. Be ambitious. At Elastic, we are both.

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Speed, SCALE, Relevance: Elastic is a search company. We focus on value to users by producing fast results that operate at scale and are relevant. This is our DNA. We believe search is an experience. It is what defines us, binds us, and makes us unique.

Our Distributed Culture

The Elastic Stack is powerful because it is distributed, gaining speed and stability from each additional node. Our company emulates the strengths of the distributed systems we build.

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Distributed systems, distributed teams.    Elastic was born a distributed company, with founders in Israel, Germany, and the Netherlands, and early employees from the United Kingdom, France, Spain, the Czech Republic, and the United States. From our experience in open source projects, we know that great code and amazing ideas can come from anyone, anywhere.

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Strength in diversity.        Being a distributed company is about harnessing the inherent strengths of diversity. Different people approach problems differently. We need that. When a consensus is reached between a wide variety of minds, the result is a solution that should stand the test of time.

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Supporting resiliency.    Distributed systems are only powerful if they’re resilient. The same is true for our company. We are constantly improving the Elastic Stack to handle the challenges of distribution just as we are constantly improving how we support our employees no matter where they are. Organizational resiliency also requires recognizing that it’s not tools that make distribution work, it’s the people. Successful collaboration takes more than video calls and shared calendars. It takes a warm welcoming to let new hires know all cultures are accepted. It means always assuming the best intention of our peers.

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Building camaraderie.    We hire intentionally. We hire thoughtfully. Smart. Curious. Nice. Respectful. These are qualities we look for in every Elastician. Our goal isn’t to build a company of people that simply work well together; our goal is to build a company that creates well together, imagines well together, laughs well together, dances well together. We want to build a culture of camaraderie so that no matter where someone’s located, they always feel connected.

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Distributed us? Distributed you? Distributed we!    Elastic the company is just one piece of the Elastic community. Direct contact between our internal team and Elastic users is fundamental to our success. It’s this culture of communication that enables us to maintain our commitment to open source. Distributed isn’t always easy, and it isn’t for everyone, but we believe it’s the foundation of our success.

Community

As an open source company, our team extends beyond our employee base. It includes the millions of users who download our software, and over 100,000 Meetup members across 194 Meetup groups in 46 countries. Our users interact with us on our website forums and on Twitter, GitHub, StackOverflow, Quora, Facebook, Weibo, WeChat, and more.

In order to build products that best meet our users’ needs, we focus on, and invest in, building a strong community. Each download of the Elastic Stack is a new opportunity to educate our next contributor, hear about a new use case, explore the need for a new feature, or meet a future member of the team. Community is core to our identity, binding our products closely together with our users. Community gives us an ability to get their candid feedback, creating a direct line of communication between our users and the builders of our products across all of our features—open source, unpaid proprietary, and paid proprietary—enabling us to make our products simpler and better.

The Elastic community has a Code of Conduct. It covers the behaviors of the Elastic community in any forum, mailing list, wiki, website, code repository, IRC channel, private correspondence, or public meeting. It is designed to ensure that the Elastic community is a space where members and users can freely and openly communicate, collaborate, and contribute both ideas and code. It also covers our community ground rules: be considerate, be patient, be respectful, be nice, communicate effectively, and ask for help when unsure.

Competition

Our market is highly competitive, rapidly evolving, fragmented, and subject to changing technology, shifting customer needs, and frequent introductions of new offerings. Our principal competitors include:

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For our app search, site search, and enterprise search solutions: incumbent offerings such as Solr (open source offering), search tools including Google Custom Search Engine (an advertisement-based site search tool with limited user controls), Google Site Search and Google Search Appliance (both of which Google has declared to be end-of-life and stopped selling), and enterprise search tools including Endeca (acquired by Oracle), FAST (acquired by Microsoft), and Autonomy (acquired by HP and now offered by Micro Focus).

•	For our logging and security analytics solutions: point solutions including Splunk and ArcSight SIEM (offered by Micro Focus).

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For our metrics, APM and business analytics solutions: software vendors with specific solutions to analyze metrics, typically with Internet of Things, or IoT, data, APM data, and business analytics data.

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Certain cloud infrastructure providers, including Amazon Web Services, that offer SaaS products based on Elastic’s open source components. These offerings are not supported by Elastic and come without any of Elastic’s proprietary features, whether free or paid.

The principal competitive factors for companies in our industry are:

•	product capabilities, including speed, scale, and relevance, with which to power search experiences;

•	an extensible product “stack” that enables developers to build a wide variety of solutions;

•	powerful and flexible technology that can manage a broad variety and large volume of data;

•	ease of deployment and ease of use;

•	ability to address a variety of evolving customer needs and use cases;

•	strength of sales and marketing efforts;

•	flexible deployment model across on-premises, cloud, or hybrid environments;

•	productized solutions engineered to be rapidly adopted to address specific applications;

•	mindshare with developers and IT executives;

•	adoption of products by many types of users (developers, architects, DevOps personnel, IT professionals, security analysts, and departmental and organizational leaders);

•	enterprise-grade technology that is secure and reliable;

•	size of customer base and level of user adoption;

•	quality of training, consulting, and customer support;

•	brand awareness and reputation; and

•	low total cost of ownership.

We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have substantially greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets. While our products and solutions have various competitors across different use cases, such as app search, site search, enterprise search, logging, metrics, APM, business analytics and security analytics, we believe that few competitors currently have the capabilities to address our entire range of use cases. We believe our industry requires constant change and innovation, and we plan to continue to evolve search as a foundational technology to solve the problems of today and new emerging problems in the future.

Intellectual Property

Our success depends in part upon our ability to safeguard our core technology and other intellectual property assets. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. In addition, we maintain a policy requiring our employees, contractors, and consultants to enter into disclosure and invention assignment agreements. As of July 31, 2018, we had been issued seven patents in the United States with expirations ranging from 2031 to 2034, 20 pending U.S. patent applications, no pending U.S. provisional applications, and five pending non-U.S. filings. The pending patent applications, if issued, would expire between 2032 and 2039. In addition, as of July 31, 2018, we had 28 registered trademarks in the United States, 7 pending trademark applications in the United States, as well as 273 registered trademarks in various non-U.S. jurisdictions and 40 pending trademark applications in various non-U.S. jurisdictions.

Despite our efforts to protect our intellectual property assets, unauthorized parties may attempt to copy or obtain and use our proprietary technology to develop competing technologies with the same or similar functionality. Policing unauthorized use of our technology is difficult and time consuming. The laws, procedures and restrictions on which we rely may provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. In addition, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or other jurisdictions, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. That is why we believe that factors such as the technological and creative skills of our personnel, creation of new products, features and functionality, and frequent enhancements to our technology are more essential to establishing and maintaining our technology leadership position.

From time to time, third parties may assert patent, copyright, trade secret and other intellectual property rights against us, our partners or our customers. Our standard license and other agreements may obligate us to indemnify our partners and customers against such claims. Successful claims of infringement by a third party could prevent us from continuing to offer our technology or performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay for licenses or to pay substantial damages or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

In addition, our technology incorporates software components licensed to the general public under open source software licenses such as the Apache Software License Version 2.0. We obtain many components from software developed and released by contributors to independent open source components of our technology. Open source licenses grant licensees broad permissions to use, copy, modify and redistribute our platform. As a result, open source development and licensing practices can limit the value of our software copyright assets.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material adverse effect on our business, results of operations, financial condition or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of July 31, 2018, we had 994 employees across 35 countries. None of our employees is represented by a labor union. In certain countries in which we operate, such as France and Spain, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages.

Facilities

As a distributed company, we employ a distributed workforce with offices and employee hubs around the world. The largest of these hubs is located in Mountain View, California, where we lease approximately 37,000 square feet, which includes space for which the expected commencement date is December 1, 2018. The lease will expire seven years after the commencement date. We also have a right of first refusal to lease an additional 10,000 square feet at the Mountain View, California hub that will be available in June 2019.

We have other offices around the world, including in Amsterdam, Austin, Beijing, Berlin, Chicago, Copenhagen, Hong Kong, London, Munich, New York, Paris, Phoenix, San Francisco, Seoul, Singapore, Sydney, Tokyo, and Washington D.C. All offices are leased and we do not own any real property. We believe that our current facilities are adequate to meet our current needs and that, as we grow, suitable additional space will be available to either expand existing hubs or open new hubs in new locations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our current executive officers and directors as of August 31, 2018:

Name	Age	Position(s)
Executive Officers:
Shay Banon*	40	Executive Director, Chief Executive Officer and Chairman
Janesh Moorjani	45	Chief Financial Officer
Aaron Katz	42	Chief Revenue Officer
Kevin Kluge	47	Senior Vice President of Engineering
W.H. Baird Garrett	57	Senior Vice President and General Counsel
Non-Executive Directors:
Jonathan Chadwick(1)(2)	52	Director
Peter Fenton(2)(3)	46	Director
Chetan Puttagunta**(1)(3)	32	Director
Steven Schuurman	42	Director
Michelangelo Volpi(1)(2)(3)	51	Director

*	To be formally designated as Chairman upon the closing of this offering.
**	Lead Independent Director.
(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Shay Banon co-founded our company and has served as a member of our board of directors since July 2012, as our Chief Executive Officer since May 2017, and as our Chairman and Chief Executive Officer since June 2018. He will be formally designated as the chairman of our board of directors upon closing of this offering. He previously served as our Chief Technology Officer from July 2012 to April 2017. Mr. Banon holds a B.Sc. in Computer Science from Technion, Israel Institute of Technology. Mr. Banon is the creator of our Elasticsearch product. We believe that Mr. Banon is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our CEO and his experience as an executive in the technology industry.

Janesh Moorjani has served as our Chief Financial Officer since August 2017. Prior to joining us, he served as Executive Vice President and Chief Financial Officer of Infoblox Inc., an IT automation and security company, from January 2016 until August 2017. From July 2013 to January 2016, Mr. Moorjani was with VMware, Inc., a provider of cloud and virtualization software and services, where he served in various roles, most recently as a Senior Vice President of Finance from January 2015 to January 2016. From October 2004 to June 2013, he served in a number of finance and sales roles at Cisco Systems, Inc. Mr. Moorjani holds a Bachelor of Commerce degree from Sydenham College of Commerce and Economics of University of Mumbai and an M.B.A. from the Wharton School of the University of Pennsylvania.

Aaron Katz has served as our Chief Revenue Officer since March 2017 and previously served as our Senior Vice President of Field Operations from July 2014 to March 2017. Prior to joining us, he served in various executive roles at salesforce.com, inc., a cloud computing company, from July 2002 to June 2014, most recently as Senior Vice President of Enterprise Sales from February 2013 to June

2014 and Senior Vice President of Enterprise Corporate Sales from April 2009 to January 2013. Mr. Katz holds a B.S. in Managerial Economics from the University of California, Davis.

Kevin Kluge has served as our Senior Vice President of Engineering since March 2017 and previously served as our Vice President of Engineering from July 2013 to March 2017. Prior to joining us, he served as Vice President, Products at Citrix Systems, Inc., a cloud and mobile computing technology company, from July 2011 until July 2013. Mr. Kluge joined Citrix in July 2011 through its acquisition of Cloud.com, where he served as Vice President, Engineering. Mr. Kluge holds a B.S. and an M.S. in Computer Science from Stanford University.

W.H. Baird Garrett has served as our General Counsel since June 2018 and as our Senior Vice President of Legal since July 2015. Prior to joining us, he was Of Counsel at VLP Law Group LLP from October 2008 to June 2015, where he served as the Chair of the Technology Transactions Practice Group from 2012 to 2015, and previously was an associate at Wilson Sonsini Goodrich & Rosati, P.C. Mr. Garrett currently serves as a director of Full House Resorts, Inc., a casino developer and operator. Mr. Garrett holds a B.A. in International Relations from Pennsylvania State University, an M.A. in International Relations from the University of Chicago and a J.D. from the University of Virginia School of Law, where he was an Editor, and member of the Articles Review Board, of the Virginia Law Review.

Non-Executive Directors

Jonathan Chadwick has served as a member of our board of directors since August 2018. Mr. Chadwick has been a private investor since April 2016. From November 2012 to April 2016, Mr. Chadwick served as Chief Financial Officer and Executive Vice President of VMware, Inc., a virtualization and cloud infrastructure solutions company, and from August 2014 to April 2016, he also served as VMware’s Chief Operating Officer. From March 2011 until November 2012, he served as the Chief Financial Officer of Skype Communication S.á.r.l., a voice over IP (VoIP) service, and as a corporate vice president of Microsoft Corporation after its acquisition of Skype in October 2011. From June 2010 until February 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security software company, until its acquisition by Intel Corporation. From September 1997 until June 2010, Mr. Chadwick served in various executive roles at Cisco Systems, Inc., a multinational technology company. He currently serves on the board of directors of Cognizant Technology Solutions Corporation, an IT business services provider, F5 Networks, Inc., an application networking delivery company, ServiceNow, Inc, a cloud computing company, and various private companies. He also worked for Coopers & Lybrand in various roles in the U.S. and U.K. Mr. Chadwick is a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath, U.K. We believe Mr. Chadwick is qualified to serve as a member of our board of directors because of his significant financial expertise as a Chief Financial Officer and service on the boards of directors of various public companies.

Peter Fenton has served as a member of our board of directors since September 2012. Mr. Fenton has served as General Partner of Benchmark Capital Partners, a venture capital firm, since September 2006. He currently serves on the board of directors of Hortonworks, Inc., or Hortonworks, an open-source distribution platform, New Relic, Inc., a software analytics company, Yelp Inc., a local directory and user review service, and Zuora, Inc., or Zuora, an enterprise software company that designs and sells SaaS applications. Mr. Fenton previously served as a director of Twitter, Inc. and Zendesk, Inc. Mr. Fenton holds a B.A. in Philosophy from Stanford University and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Fenton is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Chetan Puttagunta has served as a member of our board of directors since January 2017 and as our lead independent director since June 2018. Mr. Puttagunta has served as General Partner of

Benchmark Capital Partners since July 2018. From October 2016 until July 2018, Mr. Puttagunta served as a General Partner of New Enterprise Associates, a venture capital firm he joined in April 2011. Mr. Puttagunta holds a B.S. in Electrical Engineering from Stanford University. We believe that Mr. Puttagunta is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of the technology industry.

Steven Schuurman co-founded our company and has served as a member of our board of directors since July 2012 and previously served as our Chief Executive Officer from July 2012 to May 2017. Mr. Schuurman holds a B.Sc. in Electrical Engineering from TH Rijswijk, now known as The Hague University of Applied Sciences. We believe Mr. Schuurman is qualified to serve as a member of our board of directors because of his deep understanding of our business, operations and strategy due to his role as our co-founder and former CEO.

Michelangelo Volpi has served as a member of our board of directors since January 2013. Mr. Volpi has served as a Partner of Index Ventures, a venture capital firm, since July 2009. He currently serves as a director of Fiat Chrysler Automobiles N.V., an automotive company, Hortonworks, Pure Storage, Inc., an enterprise data flash storage company, Sonos, Inc., a consumer electronics company, and Zuora and previously served as a director of Exor N.V. and Telefonaktiebolaget L. M. Ericsson. Mr. Volpi holds a B.S. in Mechanical Engineering and an M.S. in Manufacturing Systems Engineering from Stanford University, and an M.B.A. from the Stanford University Graduate School of Business. We believe that Mr. Volpi is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Election of Officers

Our executive officers are elected by our board of directors and serve as executive officers until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.elastic.co. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not part of this prospectus.

Board of Directors

We have a one-tier board of directors, consisting of executive and non-executive directors. The number of executive and non-executive directors is to be determined by the board of directors.

Following the completion of this offering, our one-tier board structure will consist of one executive director and five non-executive directors. Shay Banon serves as our Chief Executive Officer and Chairman and will be an executive director.

Pursuant to our articles of association that will be in effect upon the completion of this offering, our executive and non-executive directors may be appointed for a maximum term of three years.

Immediately prior to the completion of this offering, the members of our board of directors will be re-appointed to staggered one, two and three year terms. The terms of Messrs. Puttagunta and Schuurman will expire at the annual general meeting of the shareholders to be held in 2019; the terms of Messrs. Chadwick and Volpi will expire at the annual general meeting of the shareholders to be held in 2020; and the terms of Messrs. Banon and Fenton will expire at the annual general meeting of the shareholders to be held in 2021.

See “Description of Share Capital—The Board of Directors” for additional information.

Director Independence

Under the rules of the New York Stock Exchange, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of an initial public offering. In addition, the rules of the New York Stock Exchange require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the New York Stock Exchange, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships and as a result of this review, our board of directors determined that each of Messrs. Chadwick, Fenton, Volpi, and Puttagunta, representing four of our six directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making this determination, our board of directors considered the current and prior relationships that each non-executive director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-executive director.

In addition to the independence requirements under the New York Stock Exchange rules, the DCGC requires a majority of the members of our board of directors, a majority of the members of each of the audit committee, compensation committee and nominating and corporate governance committee, and the Lead Independent Director to be independent. The DCGC provides for a different definition of an “independent director”. A non-executive director is considered not independent under the DCGC if the director or the director’s spouse, registered partner or life companion, foster child or relative by blood or marriage up to the second degree (i) has been an employee, managing director or executive director of the company in the five years prior to appointment, (ii) has received personal financial compensation from us for work not in keeping with the normal course of business, (iii) has had an important business relationship with the company in the years prior to the appointment, (iv) is a member of the management board of a company in which an executive director of the Company is a supervisory board member, (v) has temporarily performed management duties for us, (vi) is a major shareholder of our company (holding at least 10%), or (vii) represents one or more major shareholders. The criteria under (i) through (v) should only apply to at most one non-executive director. The total number of non-executive directors who are not independent under this definition should account for less than half of the total number of non-executive directors. There can be at most one non-executive director who can be considered to be affiliated with or representing any shareholder, or group of affiliated shareholders, who directly or indirectly holds more than ten percent of the shares in the company. Our board of directors has determined that Messrs. Fenton and Schuurman are not considered independent under the DCGC. Our board of directors has determined that it complies with the independence requirements of the DCGC.

Lead Independent Director

Our articles of association, to be effective upon execution of the Deed of Amendment and Conversion, provide for one of our independent, non-executive directors to be designated as Lead Independent Director by our board of directors. Our board of directors has designated Mr. Puttagunta to serve as our Lead Independent Director. As Lead Independent Director, Mr. Puttagunta will preside at all meetings of the board of directors at which the Chairman is not present, preside over executive sessions of our independent directors, as chairman of our General Meeting, serve as a liaison between our Chairman and our independent directors and perform such additional duties as our board of directors may otherwise determine and delegate and as required by Dutch law, the DCGC and our articles of association and board rules.

The DCGC requires that the Lead Independent Director may not be a former executive director of our company, in addition to the DCGC independence requirements.

Committees of Our Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Executive directors may not be members of the audit committee, compensation committee or the nominating and corporate governance committee. Our board of directors may from time to time establish ad hoc committees.

Audit Committee

Our audit committee is comprised of Messrs. Chadwick, Puttagunta and Volpi, each of whom is a non-executive member of our board of directors. The audit committee may not be chaired by the Lead Independent Director or by a former executive director. Mr. Chadwick is the chair of our audit committee. Our board of directors has determined that two out of three of the members of our audit committee, including the chair of our audit committee, satisfy the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our board of directors has also determined that Mr. Chadwick qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the New York Stock Exchange. We have elected to avail ourselves of the permitted “phase-in” period of up to one year from the date of listing for complying with the New York Stock Exchange and SEC director requirement that all members of the audit committee are independent directors. The audit committee is responsible for, among other things:

•	review of all related party transactions in accordance with our related party transactions policy;

•	overseeing our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

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our compliance with financial, legal and regulatory requirements related to our financial statements and other public disclosures, our compliance with our policies related thereto, and our policy in respect of tax planning;

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the engagement and retention of the registered independent public accounting firm and the recommendation for nomination by our board of directors for the instruction (appointment) by our General Meeting of an external auditor to audit the Dutch statutory annual accounts and board report, and the evaluation of the qualifications, independence, and performance of the independent public accounting firm, including the provision of non-audit services;

•	the application of information and communication technology;

•	the role and performance of our internal audit function;

•	our overall risk profile; and

•	attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee is comprised of Messrs. Chadwick, Fenton and Volpi, each of whom is a non-executive member of our board of directors. The compensation committee may not be chaired by the Lead Independent Director or by a former executive director. Mr. Fenton is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the New York Stock Exchange and the SEC and is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation, including equity compensation, change-in-control benefits and severance arrangements, of our executive officers and overseeing their performance;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•	reviewing and making recommendations to our board of directors with respect to our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•	determining the number of shares underlying, and the terms of, restricted share awards and options to be granted to our directors, executive officers, and other employees pursuant to these plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement;

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assisting our board of directors in producing the compensation report to be included in our annual report filed in the Netherlands and to be posted on our website in accordance with best practice of the DCGC; and

•	attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Fenton, Puttagunta and Volpi, each of whom is a non-executive member of our board of directors. Mr. Volpi is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating and corporate governance committee is responsible for, among other things:

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identifying, recruiting, and recommending to our board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at our annual general meeting of shareholders;

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developing and recommending to our board of directors corporate governance guidelines as set forth in our rules of the board of directors, including the committee’s selection criteria for director nominees, and implementing and monitoring such guidelines;

•	overseeing compliance with legal and regulatory requirements applicable to us;

•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;

•	recommending to our board of directors nominees for each committee of our board of directors;

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annually facilitating the assessment of our board of directors’ performance as a whole and of the individual directors, and the performance of our committees of the board of directors as required by applicable law, regulations and the corporate governance listing standards; and

•	overseeing our board of directors’ evaluation of executive officers.

We intend to post the charters of our audit, compensation, and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Executive Director Compensation

We do not currently have a formal policy with respect to compensation payable to our non-executive directors for service as directors. During fiscal 2018, our non-executive directors did not receive any cash compensation for their services as directors or as board committee members. Our board of directors has, however, granted equity awards from time to time to non-executive directors as compensation for their service as directors. We also reimburse our non-executive directors for their reasonable out-of-pocket costs and travel expenses in connection with their service as members of our board of directors.

Non-Executive Director Compensation Policy

After the completion of this offering, each non-executive director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Our board of directors will have the discretion to revise non-executive director compensation as it deems necessary or appropriate, in accordance with our remuneration policy as adopted by the General Meeting.

Cash Compensation.    All non-executive directors will be entitled to receive the following cash compensation for their services following the completion of this offering:

•	$30,000 per year for service as a board member;

•	$10,000 per year additionally for service as lead independent director;

•	$20,000 per year additionally for service as chairman of the audit committee;

•	$8,500 per year additionally for service as an audit committee member;

•	$12,000 per year additionally for service as chairman of the compensation committee;

•	$5,000 per year additionally for service as a compensation committee member;

•	$7,500 per year additionally for service as chairman of the nominating and corporate governance committee; and

•	$4,000 per year additionally for service as a nominating and corporate governance committee member.

All cash payments to non-executive directors, or the Retainer Cash Payments, will be paid quarterly in arrears on a prorated basis.

Equity Compensation.    Following the closing of this offering, nondiscretionary, automatic grants of restricted stock units will be made to our non-executive directors, except for any non-employee director who either (i) beneficially owns more than 2% of the outstanding and issued share capital of the Company, or (ii) is a partner or a member of any venture capital firm that owns securities of the Company representing more than 2% of the outstanding and issued share capital of the Company.

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Initial award.    Each person who first becomes an eligible non-executive director after the completion of this offering will be granted an award of restricted stock units covering a number of shares having a grant date fair value equal to $170,000 pro-rated for the amount of time that remains in the 12-month period prior to the next scheduled annual General Meeting of the Company’s shareholders (and if the date of such annual General Meeting of the Company’s shareholders is not known, the one-year anniversary of the most recent Annual Award granted to non-executive directors), rounded down to the nearest whole share. The shares underlying the Initial Award will settle on the earlier of (i) the one-year anniversary of the date the Initial Award is granted or (ii) the day prior to the date of the annual General Meeting of the Company’s shareholders next following the date the Initial Award is granted, subject to continued service through the applicable vesting date.

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Annual award.    On the date of each General Meeting of the Company’s shareholders, each eligible non-executive director will be granted an award of restricted stock units covering a number of shares having a grant date fair value equal to $170,000. The shares underlying the Annual Award will settle on the earlier of (i) the one-year anniversary of the date the Annual

Award is granted or (ii) the day prior to the date of the annual General Meeting of our shareholders next following the date the Annual Award is granted, subject to continued service through the applicable vesting date.

The grant date fair value is computed in accordance with U.S. generally accepted accounting principles.

Any award of restricted stock units granted under our non-executive director compensation policy will fully vest and become exercisable in the event of a change in control, as defined in our 2012 Plan, provided that the director remains a director through such change in control. Further, our 2012 Plan, as described below under the section titled “Employee Benefit and Share Plans,” provides that in the event of a merger or change in control, as defined in our 2012 Plan, each outstanding equity award granted under our 2012 Plan that is held by a non-executive director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable, provided such director remains a director through such merger or change in control.

The table below shows the total compensation awarded to our non-executive directors during fiscal 2018:

Name	Option Awards(1)	Total
Jonathan Chadwick(2)	—	—
Peter Fenton	—	—
Elizabeth Nelson(3)	$814,275	$814,275
Chetan Puttagunta	—	—
Steven Schuurman	—	—
Michelangelo Volpi	—	—

(1)

The amount in this column represents the aggregate grant-date fair value of the award as computed as of the grant date of each option awarded in fiscal 2018 in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC Topic 718. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. Other than as set forth in the footnote (3) below, our non-executive directors did not hold any equity awards as of April 30, 2018 in the form of ordinary shares.

(2)	Mr. Chadwick was not a director during fiscal 2018.
(3)	During the year ended April 30, 2018, Ms. Nelson was granted an option to purchase 165,000 ordinary shares. Ms. Nelson resigned from our board of directors in June 2018.

In connection with his appointment to our board of directors, Mr. Chadwick was granted an option to purchase 200,000 ordinary shares on August 17, 2018. This option is subject to an early exercise provision and is immediately exercisable. One-fourth of the shares subject to the option vest on August 17, 2019 and 1/48th of the shares vest monthly thereafter, subject to Mr. Chadwick’s continued service to us through the applicable vesting date. In accordance with Mr. Chadwick’s offer letter with the Company, 100% of the shares subject to the option shall vest in the event of a change in control, as defined in the 2012 Plan, provided that Mr. Chadwick continues to serve as a member of our board of directors through the effective date of such change in control.

Directors who are also our employees receive no additional compensation for their service as directors. During fiscal 2018, Mr. Banon was one of our named executive officers. See “Executive Compensation” for additional information about the compensation of Mr. Banon.

EXECUTIVE COMPENSATION

Fiscal 2018 Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, our principal executive officer and each of the other named executive officers determined under Item 402(m)(2) of Regulation S-K for fiscal 2018. We refer to these executive officers in this prospectus as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Shay Banon Chief Executive Officer	2018	400,000		—		7,514,361	306,494	(2)	8,220,855
Janesh Moorjani Chief Financial Officer	2018	272,820	(3)	200,000	(4)	3,462,657	23,600	(5)	3,959,077
Aaron Katz Chief Revenue Officer	2018	500,000		110,246	(6)	1,134,880	—		1,695,219

(1)

The amounts disclosed represent the grant date fair value of the share options granted to the named executive officers during fiscal 2018 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the share options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the exercise of the share options or the sale of the ordinary shares underlying such share options.

(2)	The amount disclosed represents a $164,413 moving and relocation allowance and $142,080 as gross-up payments for income taxes payable by Mr. Banon on such allowance.
(3)	Mr. Moorjani joined us as our Chief Financial Officer in August 2017 and received a prorated base salary based on his annual base salary of $400,000.
(4)	The amount disclosed represents a cash bonus awarded to Mr. Moorjani under the terms of his initial offer letter with us.
(5)	The amount disclosed represents company contributions made under our 401(k) plan.
(6)	The amount disclosed represents commissions paid to Mr. Katz in fiscal 2018 pursuant to his commission program.

Named Executive Officer Employment Letters

Shay Banon

We entered into an employment agreement with Shay Banon, our Chief Executive Officer, effective as of September 4, 2018. Pursuant to Mr. Banon’s employment agreement, Mr. Banon will continue to serve as our at-will employee and as the executive director designated as our Chief Executive Officer and Chairman of the Board of Directors, with such Board membership subject to our articles of association, Board Rules, and any required shareholder approvals.

Mr. Banon’s employment agreement provides for an annual base salary of $330,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Banon’s annual base salary, and eligibility to participate in employee benefit plans maintained from time to time for senior executives based in the United States.

Pursuant to the employment agreement of Mr. Banon, Mr. Banon may be eligible to receive certain severance payments and benefits. The amount and type of the severance payments and benefits provided under Mr. Banon’s employment agreement, as well as the terms and conditions under which such severance payments and benefits may be provided, are identical in all material respects to the provisions regarding severance payments and benefits provided for in our change in control severance agreements, as described below under the heading “Executive Officer Change in Control and Severance Agreements.”

Janesh Moorjani

We have entered into a new employment letter with Janesh Moorjani, our Chief Financial Officer. The employment letter does not have a specific term and provides that Mr. Moorjani is an at-will employee. Mr. Moorjani’s current annual base salary is $330,000, and he is eligible for an annual target cash incentive payment equal to 40% of his annual base salary.

Aaron Katz

We have entered into a new employment letter with Aaron Katz, our Chief Revenue Officer. The employment letter does not have a specific term and provides that Mr. Katz is an at-will employee. Mr. Katz’s current annual base salary is $330,000, and he is eligible for an annual target cash incentive payment equal to 90% of his annual base salary.

Executive Officer Change in Control and Severance Agreements

We have entered into change in control and severance agreements with each of Janesh Moorjani, Aaron Katz, Kevin Kluge, and W.H. Baird Garrett. Additionally, as noted above, we have entered into an employment agreement with Mr. Banon that contains severance provisions that are identical in all material respects to those contained in the change in control and severance agreements. Pursuant to each executive’s severance agreement, if we terminate the employment of the executive other than for “cause” (excluding by reason of the executive’s death or disability) or the executive resigns for “good reason” (as such terms are defined in the executive’s severance agreement), and, within 60 days following the executive’s termination, the executive executes a separation agreement and release of claims in our favor that becomes effective and irrevocable and resigns from all positions the executive may hold as an officer or director, the executive is entitled to receive (i) a lump sum payment equal to 6 months of the executive’s annual base salary, (ii) a lump sum payment equal to 50% of the executive’s annual target performance bonus as in effect for the fiscal year in which the termination occurs, and (iii) we will pay the premiums for coverage under “COBRA” for the executive and the executive’s dependents, if any, for up to 12 months following the executive’s termination of employment.

Pursuant to each executive’s severance agreement, if, within the 3 month period prior to or the 12 month period following a “change in control” (as defined in the executive’s severance agreement), the employment of the executive is terminated under the circumstances described in the above paragraph and, within 60 days following his termination, the executive executes a separation agreement and release of claims in our favor that becomes effective and irrevocable and resigns from all positions he may hold as an officer or director, the executive is entitled to receive (i) a lump sum payment equal to 12 months of the executive’s annual base salary, (ii) a lump sum payment equal to 100% of the executive’s annual target performance bonus as in effect for the fiscal year in which the termination occurs, (iii) we will pay the premiums for coverage under COBRA for the executive and the executive’s dependents, if any, for up to 12 months following the executive’s termination of employment, and (iv) vesting acceleration of 100% of any outstanding equity awards held by the executive on the date of the executive’s termination (in the case of an equity award with performance-based vesting, unless otherwise specified in the applicable equity award agreement governing such award, all performance goals and other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels).

In the event any payment to an executive pursuant to the applicable severance agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the executive will receive such payment as would entitle the executive to receive the greatest after-tax benefit, even if it means that we pay the executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Outstanding Equity Awards as of Fiscal Year End

The following table sets forth information regarding outstanding share options and share awards held by our named executive officers as of April 30, 2018:

	Option Awards						Share Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)		Market Value of Shares That Have Not Vested ($)(1)
Shay Banon	04/19/2016	605,250	(2)	—	5.46	04/19/2026	—		—
	09/07/2017	216,079	(3)	648,239	10.15	09/07/2027	—		—
	09/07/2017	—	(4)	314,297	10.15	09/07/2027	—		—
	04/02/2018	—	(5)	400,000	13.07	04/02/2028	—		—

Janesh Moorjani	09/07/2017	602,169	(6)	—	10.15	09/07/2027	—		—
	04/02/2018	—	(7)	50,000	13.07	04/02/2028	—		—
		—		—	—	—	105,000	(8)	1,750,350

Aaron Katz	07/04/2014	484,961	(9)	58,076	4.26	07/04/2024	—		—
	03/10/2016	190,615	(10)	225,274	5.46	03/10/2026	—		—
	04/02/2018	—	(7)	200,000	13.07	04/02/2028	—		—

(1)

This amount reflects the fair market value of our ordinary shares of $16.67 as of April 30, 2018 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

(2)

The option is subject to an early exercise provision and is immediately exercisable. Shares subject to the option vest in 48 equal monthly installments beginning on January 1, 2016 subject to continued service to us through the applicable vesting date.

(3)	Shares subject to the option vest in 48 equal monthly installments beginning on May 1, 2017 subject to continued service to us through the applicable vesting date.
(4)	All of the shares subject to the option vest upon the closing of our initial public offering subject to continued service to us through the applicable vesting date.
(5)	Shares subject to the option vest in 48 equal monthly installments beginning on May 2, 2018 subject to continued service to us through the applicable vesting date.
(6)

The option is subject to an early option exercise provision and is immediately exercisable. One-fourth of the shares subject to the option vested on August 28, 2018 and 1/48th of the shares subject to the option vest monthly thereafter, subject to continued service to us through each applicable vesting date.

(7)	Shares subject to the option vest in 48 equal monthly installments beginning on November 1, 2019 subject to continued service to us through the applicable vesting date.
(8)	The shares were acquired pursuant to an early exercise provision and were subject to a right of repurchase we held as of April 30, 2018. All of these shares vested on August 28, 2018.

(9)	One-fourth of the shares subject to the option vested on July 4, 2015 and 1/48 vest monthly thereafter subject to continued service to us through the applicable vesting date.
(10)	One-fourth of the shares subject to the option vested on July 4, 2016 and 1/48 vest monthly thereafter subject to continued service to us through the applicable vesting date.

Employee Benefit and Share Plans

2012 Stock Option Plan

Our board of directors adopted, and our General Meeting approved, our 2012 Stock Option Plan, or the 2012 Plan, in 2012. In connection with and prior to the completion of this offering, our board of directors adopted, and our General Meeting approved, the amendment and restatement of the 2012 Plan. Our 2012 Plan currently permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and our parent, subsidiary and affiliate corporations’ employees and consultants. Following the amendment and restatement of the 2012 Plan, the 2012 Plan will also permit the grant of performance shares and performance units to our employees, directors and consultants and our parent, subsidiary and affiliate corporations’ employees and consultants.

Authorized shares.    A total of 10,334,079 ordinary shares are available for issuance pursuant to the 2012 Plan. In addition, shares may become available under the 2012 Plan as described below.

Following the amendment and restatement of our 2012 Plan, the number of shares available for issuance under the 2012 Plan will include an annual increase on the first day of each fiscal year beginning in fiscal 2020, equal to the lesser of:

•	9 million shares;

•	5% of the outstanding ordinary shares as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is repurchased due to failure to vest, the unissued shares (or for awards other than stock options or stock appreciation rights, the repurchased shares) will become available for future grant or sale under our 2012 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2012 Plan and all remaining shares will remain available for future grant or sale under the 2012 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2012 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2012 Plan.

Plan administration.    The 2012 Plan will generally be administered by our compensation committee. Subject to the provisions of our 2012 Plan, the administrator has all powers and discretion necessary or appropriate to administer the 2012 Plan and to control its operation. The administrator’s powers include the power to:

•	determine the fair market value of our ordinary shares;

•	select the employees or consultants (including directors) to whom awards may be granted;

•	determine the number of our ordinary shares to be covered by each award, approve the forms of agreement and other related documents used under the 2012 Plan;

•

determine the terms and conditions, not inconsistent with the terms of the 2012 Plan, of any award granted thereunder, including but not limited to the exercise or purchase price, the time or times when awards may vest or be exercised, the circumstances when vesting will be accelerated or forfeiture restrictions will be waived, and any restriction or limitation regarding any award or ordinary shares that are covered by an award;

•

amend any outstanding award or agreement relating to any ordinary shares covered by an award, including any amendment adjusting vesting, provided that no amendment will be made that would materially and adversely affect the rights of any participant without his or her consent;

•	determine whether and under what circumstances an award may be settled in cash instead of ordinary shares, subject to applicable laws;

•

subject to applicable laws, implement an exchange program and establish the terms and conditions of such exchange program without consent of the holders of our ordinary shares, provided that no amendment or adjustment to an award that would materially and adversely affect the rights of any participant will be made without his or her consent;

•

approve addenda pursuant to the terms of the 2012 Plan or to modify the terms of, any outstanding award agreement or any agreement relating to any ordinary shares covered by an award held by participants who are non-U.S. nationals or employed outside the United States with such terms and conditions as the administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom which deviate from the terms and conditions set forth in the 2012 Plan to the extent necessary or appropriate to accommodate such differences;

•

construe and interpret the terms of the 2012 Plan and any award agreement or any agreement relating to any ordinary shares covered by an award, which constructions, interpretations and decisions will be final and binding on all participants;

•	authorize any person to execute on behalf of us any instrument required to effect the grant of an award previously granted by the administrator;

•	allow participants to satisfy withholding obligations in such manner as prescribed by the 2012 Plan; and

•	make all other determinations necessary or advisable for administering the 2012 Plan.

The administrator’s decisions are final and binding on all participants and any other persons holding awards.

Stock options.    Stock options may be granted under our 2012 Plan. The exercise price of options granted under our 2012 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our ordinary shares on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 3 months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of options.

Stock appreciation rights.    Stock appreciation rights may be granted under our 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with our ordinary shares, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock.    Restricted stock may be granted under our 2012 Plan. Restricted stock awards are grants of our ordinary shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of ordinary shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2012 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase.

Restricted stock units.    Restricted stock units may be granted under our 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one of our ordinary shares. Subject to the provisions of our 2012 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance units and performance shares.    Following the amendment and restatement of our 2012 Plan, the 2012 Plan will permit the grant of performance units and performance shares. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our ordinary shares on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Non-executive directors.    Following the amendment and restatement of our 2012 Plan, our 2012 Plan will provide that all eligible non-executive directors are eligible to receive all types of awards under the 2012 Plan (other than incentive stock options).

Non-transferability of awards.    Unless the administrator provides otherwise, our 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2012 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2012 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control.    Our 2012 Plan generally provides that in the event of a corporate transaction, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor does not assume or substitute an equivalent award for any outstanding award, and the agreement applicable to such award provides for accelerated vesting in connection with a termination of service that occurs on or after a corporate transaction, then such acceleration of vesting (as provided for in the award agreement) will occur immediately prior to, and contingent upon, the consummation of the corporate transaction.

Following the amendment and restatement of the 2012 Plan, the 2012 Plan will provide that in the event of a merger or change in control, as defined under the amended and restated 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period. Additionally, the amended and restated 2012 Plan will provide that, in the event of a merger or change in control, each outstanding equity award granted under our 2012 Plan that is held by a non-executive director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Amendment; termination.    The administrator will have the authority to amend or terminate the 2012 Plan provided such action will not materially and adversely affect the rights of any participant. Our 2012 Plan will automatically terminate in 2022, unless we terminate it sooner. Following the amendment and restatement of the 2012 Plan, the 2012 Plan will automatically terminate in 2028, unless we terminate it sooner.

Executive Incentive Compensation Plan

Our board of directors has adopted, and our General Meeting has approved, the Executive Incentive Compensation Plan, or the Bonus Plan. The Bonus Plan will be administered by our compensation committee following the completion of this offering. The Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under the Bonus Plan, our compensation committee will determine the performance goals applicable to any award, which goals may include, without limitation: (i) attainment of research and development milestones, (ii) bookings, (iii) business divestitures and acquisitions, (iv) calculated billings, (v) cash flow, (vi) cash position, (vii) contract awards or backlog, (viii) customer renewals, (ix) customer retention rates from an acquired company, subsidiary, business unit or division, (x) earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), (xi) earnings per share, (xii) expenses, (xiii) gross margin, (xiv) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xv) internal rate of return, (xvi) market share, (xvii) net income, (xviii) net profit, (xix) net sales, (xx) new product development, (xxi) new product invention or innovation, (xxii) number of customers, (xxiii) operating cash flow, (xxiv) operating expenses, (xxv) operating income, (xxvi) operating margin, (xxvii) overhead or other expense reduction, (xxviii) product defect measures, (xxix) product release timelines, (xxx) productivity, (xxxi) profit, (xxxii) retained earnings, (xxxiii) return on assets, (xxxiv) return on capital, (xxxv) return on equity, (xxxvi) return on investment, (xxxvii) return on sales, (xxxviii) revenue, (xxxix) revenue growth, (xl) sales results, (xli) sales growth, (xlii) stock price, (xliii) time to market, (xliv) total stockholder return, (xlv) working capital, and (xlvi) individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit or company wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Our compensation committee will have the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) and Other Plans

We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their accounts under the 401(k) plan. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. We typically make matching contributions to the plan up to 6% of an eligible employee’s compensation. All eligible employees’ interests in our matching contributions, if any, vest immediately at the time of contribution. The 401(k) plan also contains a Roth component.

We also maintain defined-contribution plans for employees in certain other countries.

Limitation on Liability and Indemnification Matters

Our articles of association that will be effective upon execution of the Deed of Amendment and Conversion immediately prior to the completion of this offering, which we refer to as our articles of association, will provide that we will indemnify our current and former directors against:

(i)	the reasonable costs of conducting a defense against claims resulting from an act or omission in performing their duties or in performing other duties we have asked them to fulfil;

(ii)	any compensation or financial penalties they owe as a result of an act or omission as referred to under (i) above;

(iii)	any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to under (i) above;

(iv)	the reasonable costs of other proceedings in which they are involved as a current or former director, except for proceedings in which they are primarily asserting their own claims; and

(v)	tax damage due to reimbursements in accordance with the above,

to the extent this relates to the indemnified person’s current or former position with us and/or a group company and in each case to the extent permitted by applicable law.

No indemnification shall be given to an indemnified person insofar as:

(i)

it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(ii)	the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or

(iii)	the indemnified person failed to notify the company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.

Our articles of association will not eliminate a director’s duty of care, and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Dutch law. This provision also will not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

In addition to the indemnification included in our articles of association, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Our directors who are affiliated with venture capital funds also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds (which we refer to as the fund indemnitors). We have agreed to indemnify the fund indemnitors to the extent of any claims asserted against the fund indemnitors that arise solely from the status or conduct of these directors in their capacity as our directors, which indemnification agreements will terminate upon the completion of this offering. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions in our articles of association. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since April 30, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Series D Redeemable Convertible Preference Share Financing

In July 2016, we sold an aggregate of 3,545,232 shares of Series D redeemable convertible preference shares to four accredited investors at a purchase price of approximately $16.36 per share, for an aggregate purchase price of $57,999,996.

Each share of our Series D redeemable convertible preference shares will convert automatically into 3,545,232 ordinary shares effective upon the execution of the Deed of Amendment and Conversion immediately prior to the completion of this offering.

The purchasers of our Series D redeemable convertible preference shares are entitled to specified registration rights. For additional information, see “Description of Share Capital—Registration Rights.”

The following table summarizes purchases of our Series D redeemable convertible preference shares by related persons:

Stockholder	Series D Redeemable Convertible Preference Shares	Total Purchase Price
Affiliate of Benchmark Capital(1)	61,125	$1,000,005
Affiliate of New Enterprise Associates(2)	1,528,117	$24,999,994

(1)	The affiliate of Benchmark Capital holding our securities is Benchmark Capital Partners VII-Annex, L.P. Peter Fenton, a member of our board of directors, is a General Partner at Benchmark Capital.
(2)

The affiliate of New Enterprise Associates holding our securities is NEA 15 Opportunity Fund, L.P. Chetan Puttagunta, a member of our board of directors, served as a General Partner at New Enterprise Associates until July 2018. He currently serves as a General Partner of Benchmark Capital.

Share Option Grants to Executive Officers

We have granted share options to our named executive officers. For a description of these options, see “Executive Compensation—Outstanding Equity Awards as of Fiscal Year End.”

Offer Letters

We have entered into new employment letters and other arrangements containing compensation, termination and change of control provisions, among others, with our executive officers.

For a description of these arrangements, see “Executive Compensation—Named Executive Officer Employment Letters.”

Indemnification Agreements

Our articles of association will provide that we will indemnify our current and former directors. We have also entered into indemnification agreements with each of our officers who are not directors. The indemnification agreements require us to indemnify our officers to the fullest extent permitted by Dutch law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.” In connection with this offering, we expect to enter into indemnification agreements with each of our directors.

The underwriting agreement provides for indemnification by the underwriters of us and our directors and executive officers for certain liabilities arising under the Securities Act or otherwise.

Policies and Procedures for Related Party Transactions

Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our ordinary shares and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below.

Our audit committee is authorized to review and approve or ratify any related person transactions to the extent these are not material to (i) the company, (ii) directors or (iii) persons holding at least 10% of the shares in the company. Related person transactions that are material to (i) the company, (ii) directors or (iii) persons holding at least 10% of the shares in the company will be reviewed by the audit committee and approved and ratified by our board of directors. The approval or ratification of a related person transaction by the board of directors requires a majority of the votes of the non-executive directors in favor of such proposal.

In approving or rejecting any such proposal, our audit committee or board of directors, as the case may be, is to consider the relevant facts and circumstances available and deemed relevant to our audit committee or board of directors, including whether the transaction is in, and not inconsistent with, the best interests of the company and its stakeholders, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our board of directors has determined that certain transactions will not require approval, including certain employment arrangements of executive officers; director compensation; transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year; transactions where a related party’s interest arises solely from the ownership of our ordinary shares and all holders of our ordinary shares received the same benefit on a pro rata basis; and transactions available to all employees generally.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors, and principal shareholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of August 31, 2018, and as adjusted to reflect the sale of our ordinary shares offered by us in this offering, assuming no exercise by the underwriters of their option to purchase additional shares, for:

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our ordinary shares;

•	each of our current named executive officers;

•	each of our current directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all ordinary shares that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 62,533,802 ordinary shares outstanding as of August 31, 2018, after giving effect to the conversion of all outstanding shares of redeemable convertible preference shares into ordinary shares. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all ordinary shares subject to equity awards held by the person that are currently exercisable or exercisable within 60 days of August 31, 2018. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Elastic N.V., 800 West El Camino Real, Suite 350, Mountain View, California 94040.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%		Number of Shares	%
5% Shareholders:
Entities affiliated with Benchmark Capital Partners(1)	11,144,532	17.8		11,144,532	16.0
Hexavest S.à.r.l.(2)	6,571,709	10.5		6,571,709	9.5
Entities affiliated with New Enterprise Associates(3)	6,356,340	10.2		6,356,340	9.1
Future Fund Investment Company No.5 Pty Ltd(4)	5,107,200	8.2		5,107,200	7.3
AU Special Investments, L.P.(5)	3,584,305	5.7		3,584,305	5.2
Executive Officers and Directors:
Shay Banon(6)	9,421,060	14.8		9,735,357	13.7
Janesh Moorjani(7)	707,169	1.1		707,169	1.0
Aaron Katz(8)	1,037,298	1.6		1,037,298	1.5
Jonathan Chadwick(9)	200,000		*	200,000		*
Peter Fenton(10)	11,144,532	17.8		11,144,532	16.0
Chetan Puttagunta	—		*	—		*
Steven Schuurman(11)	13,122,000	21.0		13,122,000	18.9
Michelangelo Volpi(12)	6,571,709	10.5		6,571,709	9.5
All current executive officers and directors as a group (10 persons)(13)	43,319,179	65.9		43,633,476	59.8

*	Represents less than 1%.
(1)

Consists of (i) 11,083,407 ordinary shares held of record by Benchmark Capital Partners VII, L.P., or BCP VII, and (ii) 61,125 ordinary shares held of record by Benchmark Capital Partners VII – Annex, L.P., or BCP – Annex. Benchmark Capital Management Co. VII, L.L.C., or BCMC VII, is the general partner of BCP VII and BCP – Annex. Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, one of our directors, J. William Gurley, Kevin R. Harvey, Mitchell H. Lasky, Steven M. Spurlock and Eric Vishria, the managing members of BCMC VII, have shared voting and dispositive power with respect to these ordinary shares. The address for the Benchmark entities is c/o Benchmark Capital Partners, 2965 Woodside Road, Woodside, California 94062.

(2)

As the managing members of Hexavest S.à.r.l., Emilie Bordaneil, Alberto Morandini and Jean Steffen may be deemed to have shared voting power with respect to the ordinary shares held by Hexavest S.à r.l. Index Ventures Associates IV Limited, the managing general partner of Index Ventures IV (Jersey) LP and Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, and Index Ventures Associates VI Limited, the managing general partner of Index Ventures VI (Jersey) LP and Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP, which limited partnerships (the “Funds”) together with Yucca (Jersey) SLP are shareholders in Hexavest S.à r.l. Yucca (Jersey) SLP is the administrator of the Index co-investment vehicle that is contractually required to mirror the Funds’ investment. Bernard Dallé, David Hall, Phil Balderson, Alex di Santo and Sinéad Meehan are the members of the board of directors of Index Ventures Associates IV Limited and may be deemed to have shared voting and dispositive power with respect to the ordinary shares held by this entity. Bernard Dallé, David Hall, Phil Balderson, Ian Henderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of Index Ventures Associates VI Limited and may be deemed to have shared voting and dispositive power with respect to the ordinary shares held by this entity. The address for Hexavest S.à r.l is 4, Rue de Fort Wallis, L-2714 Luxembourg. The address for Index Ventures IV (Jersey) LP, Index

Ventures IV Parallel Entrepreneur Fund (Jersey) LP and Yucca (Jersey) SLP is 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands. The address for Index Ventures VI (Jersey) LP and Index Ventures VI Parallel Entrepreneur Fund (Jersey) LP is No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands.
(3)

Consists of (i) 655,522 ordinary shares held of record by New Enterprise Associates 13, L.P., or NEA 13, (ii) 4,155,995 ordinary shares held of record by New Enterprise Associates 14, L.P., or NEA 14, (iii) 1,528,117 ordinary shares held of record by NEA 15 Opportunity Fund, L.P., or NEA 15 OF, (iv) 13,864 ordinary shares held of record by nea: seed llc, or Seed, (v) 1,179 ordinary shares held of record by NEA Ventures 2013, L.P, or Ven 2013, and (vi) 1,663 ordinary shares held of record by NEA Ventures 2014, L.P., or Ven 2014. NEA Partners 13, L.P., or NEA Partners 13, is the general partner of NEA 13 and NEA 13 GP LTD, or NEA 13 LTD, is the general partner of NEA Partners 13. The Directors of NEA 13 LTD (collectively, the NEA 13 Directors) are M. James Barrett, Peter J. Barris, Forest Baskett, Patrick J. Kerins, David M. Mott, Scott D. Sandell and Ravi Viswanathan. NEA Partners 14, L.P., or NEA Partners 14, is the general partner of NEA 14 and NEA 14 GP LTD, or NEA 14 LTD, is the general partner of NEA Partners 14. The directors of NEA 14 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Anthony A. Florence, Patrick J. Kerins, David M. Mott, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan. NEA Partners 15-OF, L.P., or NEA Partners 15-OF, is the general partner of NEA 15 OF and NEA 15 GP LLC, or NEA 15 LLC, is the general partner of NEA Partners 15-OF. The managers of NEA 15 LLC are Peter J. Barris, Forest Baskett, Anthony A. Florence, Jr., Joshua Makower, David M. Mott, Scott D. Sandell, Peter W. Sonsini and Ravi Viswanathan. The ordinary shares held directly by Seed are indirectly held by NEA 13, the sole member of Seed, NEA Partners 13, the general partner of NEA 13, NEA 13 LTD, the general partner of NEA Partners 13 and each of the NEA 13 Directors. The ordinary shares held directly by Ven 2013 are held indirectly by Karen P. Welsh, the general partner of Ven 2013. The ordinary shares held directly by Ven 2014 are held indirectly by Karen P. Welsh, the general partner of Ven 2014. The address for each of these entities is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093.

(4)

The reported ordinary shares are held of record by The Northern Trust Company, or TNTC, in its capacity as custodian for Future Fund Investment Company No.5 Pty Ltd, or FFIC5. FFIC5, a wholly beneficially owned subsidiary of the Future Fund Board of Guardians, an Australian statutory body corporate, holds voting and dispositive power with respect to these ordinary shares. The address for TNTC is Level 47, 80 Collins Street, Melbourne, Victoria, Australia, 3000.

(5)

Consists of 3,584,305 ordinary shares held of record by AU Special Investments, L.P. (“AUSI”). Greenspring FF-GP III, LLC (“GS FF-GP”) is the sole general partner of AUSI; Greenspring SPV, LLC (“GS SPV”) is the sole member of GS FF-GP; and Greenspring Associates, Inc. (“Greenspring”) is the sole member of GS SPV. As the directors of Greenspring, Charles Ashton Newhall and James Lim share voting and dispositive power with respect to the ordinary shares held of record by AUSI. The address for these entities is c/o Greenspring, 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.

(6)

Consists of (i) 8,441,691 ordinary shares held of record by Mr. Banon and (ii) 979,369 ordinary shares subject to options exercisable within 60 days of August 31, 2018, of which 783,223 ordinary shares will be vested as of such date. In connection with the closing of our initial public offering, an additional 314,297 ordinary shares subject to an option will vest and become exercisable.

(7)

Consists of (i) 35,000 ordinary shares held of record by Mr. Moorjani as custodian for his elder daughter; (ii) 35,000 ordinary shares held of record by Mr. Moorjani as custodian for his younger daughter; (iii) 35,000 ordinary shares held of record by Mr. Moorjani as custodian for his son; and (iv) 602,169 ordinary shares subject to options exercisable within 60 days of August 31, 2018, of which 101,257 ordinary shares will be vested as of such date.

(8)

Consists of (i) 251,660 ordinary shares held of record by Mr. Katz and (ii) 785,638 ordinary shares subject to options exercisable within 60 days of August 31, 2018, all of which will be vested as of such date.

(9)	Consists of 200,000 ordinary shares subject to options exercisable within 60 days of August 31, 2018, none of which will be vested as of such date.
(10)	Consists of the ordinary shares disclosed in footnote (1) above which are held by entities affiliated with Benchmark Capital Partners.
(11)

Consists of (i) 6,561,000 ordinary shares held of record by CMXI B.V., or CMXI, and (ii) 6,561,000 ordinary shares held of record by IXII B.V., or IXII. Clavis B.V. serves as the managing director of CMXI and IXII. Mr. Schuurman, the controlling shareholder of CMXI and IXII, holds sole voting and dispositive power with respect to these ordinary shares.

(12)

Consists of the ordinary shares disclosed in footnote (2) above which are held by Hexavest S.à.r.l. Mr. Volpi is co-president of Index Ventures (US) Inc. which provides certain consultancy services to the Funds’ affiliates.

(13)

Consists of (i) 40,148,912 ordinary shares beneficially owned by our executive officers and directors, and (ii) 3,170,267 shares ordinary subject to options exercisable within 60 days of August 31, 2018, of which 2,273,209 ordinary shares are fully vested.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our articles of association, which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

When we refer to our articles of association in this prospectus, we refer to our articles of association as they will be in effect upon the execution of the Deed of Amendment at the completion of this offering.

Set forth below is a summary of relevant information concerning our share capital and material provisions of our articles of association, applicable Dutch law and the Dutch Corporate Governance Code. This summary does not constitute legal advice regarding those matters and should not be regarded as such.

Authorized Capital

Under Dutch law, a company’s authorized share capital sets out the maximum number of shares that it may issue without amending its articles of association.

Our articles of association provide for an authorized share capital in the amount of €3.3 million divided into 165 million ordinary shares, each with a nominal value of €0.01, and 165 million preference shares, each with a nominal value of €0.01. All issued shares have been fully paid up and the shares are held in dematerialized form.

Ordinary Shares

The holders of ordinary shares are entitled to one vote per share on all matters submitted to voting at the General Meeting. Subject to preferences that may be applicable to any preference shares outstanding at the time, the holders of outstanding ordinary shares are entitled to receive dividends pro rata according to their shareholdings. See “Dividend Policy” for additional information. Upon our liquidation, dissolution or winding up, holders of our ordinary shares are entitled to share pro rata in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding preference shares. Holders of ordinary shares have no conversion rights or other subscription rights, but are entitled to pre-emptive rights as set out in the section titled “Pre-Emptive Rights”. There are no redemption or sinking fund provisions applicable to the ordinary shares.

Preference Shares

All outstanding redeemable convertible preference shares will be automatically converted upon the resolution of our board of directors into 28,939,466 ordinary shares effective immediately prior to the execution of the Deed of Amendment and Conversion immediately prior to the completion of this offering, including all of our outstanding shares of Series A, Series B, Series C, Series C1 and Series D redeemable convertible preference shares. Upon the completion of this offering, no preference shares will be issued and outstanding. The issuance of preference shares could have the effect of restricting dividends on the ordinary shares, diluting the voting power of the ordinary shares, impairing the liquidation rights of the ordinary shares or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the ordinary shares. We currently have no plans to issue any preference shares.

Option Awards

As of July 31, 2018, we had outstanding options to purchase an aggregate of 23,785,510 ordinary shares, with a weighted-average exercise price of $9.48 per share, under our 2012 Plan.

Issuance of Shares

Our articles of association provide that shares may be issued or rights to subscribe for our shares may be granted pursuant to a resolution of the General Meeting, or alternatively, by our board of directors if so designated by the General Meeting. A resolution of the General Meeting to issue shares or to grant rights to subscribe for shares can only be adopted at the proposal of our board of directors. Shares may be issued or rights to subscribe for shares may be granted by resolution of our board of directors, if and insofar as our board of directors is designated to do so by the General Meeting. Designation by resolution of the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. The scope and duration of our board of directors’ authority to issue shares or grant rights to subscribe for shares (such as granting stock options or issuing convertible bonds) is determined by a resolution of the General Meeting and relates, at the most, to all unissued shares in the company’s authorized capital on the date on which the board of directors resolves to issue shares or grant rights to subscribe for shares. The duration of this authority may not exceed a period of five years. Designation of our board of directors as the body authorized to issue shares or grant rights to subscribe for shares may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. The number and class of shares that may be issued is determined at the time of designation.

The payment for shares must be made in cash, unless an alternative contribution has been agreed upon. Preference shares, as well as ordinary shares issued to current or former employees or directors of the company or its subsidiaries to satisfy an obligation of the Company under an equity incentive plan, may be paid up at the expense of the reserves of the company.

No shareholders’ resolution or resolution of our board of directors is required to issue shares pursuant to the exercise of a previously granted right to subscribe for shares.

Transfer of Shares. New York Property Law Regime.

The Board may resolve, with due observation of the statutory requirements, that the laws of the State of New York, United States of America shall govern the property law regime of the ordinary shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board. Such resolution, as well as the revocation thereof, shall be made public as required by law and shall be made available for inspection at the Company’s office and the Dutch trade register.

The Board has adopted such resolution effective as of the execution of the Deed of Amendment and Conversion, immediately prior to the completion of this offering.

Pre-Emptive Rights

Dutch law and our articles of association give holders of ordinary shares pre-emptive rights to subscribe on a pro rata basis for any issue of new ordinary shares or, upon a grant of rights, to subscribe for ordinary shares. Holders of ordinary shares have no pre-emptive rights upon (i) the issue of ordinary shares against a payment in kind (being a contribution other than in cash); (ii) the issue of ordinary shares to our employees or the employees of a member of our group; and (iii) the issue of ordinary shares to persons exercising a previously granted right to subscribe for shares.

A holder of ordinary shares may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Pursuant to our articles of association, the General Meeting may restrict or exclude the pre-emptive rights of shareholders or designate our board of directors to do so. A resolution of the General Meeting to restrict or exclude the pre-emptive rights, may only be adopted on the proposal of our board of directors. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of the votes cast, if more than or equal to 50% of our issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to exclude or restrict pre-emptive rights, or to authorize our board of directors to exclude or restrict pre-emptive rights, requires a majority of at least two-thirds of the votes cast, if less than 50% of our issued and outstanding share capital is present or represented at the General Meeting.

The designation of our board of directors as the body competent to restrict or exclude the pre-emptive rights may be extended by a resolution of the General Meeting for a period not exceeding five years in each case. Designation by resolution of the shareholders at the General Meeting cannot be withdrawn unless determined otherwise at the time of designation.

Acquisition of Shares by the Company

The company and each of its subsidiaries may acquire the company’s shares, subject to certain provisions of Dutch law and the articles of association of the company or such subsidiary, as applicable. Shares may be acquired by the company or a subsidiary against no consideration or against consideration. Shares may only be acquired against consideration if (i) our shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then current issued share capital, and (iii) the board of directors has been designated to do so by the General Meeting. The designation of the board of directors is not required if we acquire fully paid-up shares for the purpose of transferring these to our employees or the employees of a member of our group under any applicable equity compensation plan.

Capital Reduction

The General Meeting may resolve, upon a proposal by the board of directors, to reduce the issued share capital by a cancellation of shares or by reducing the nominal value of the shares by amending the articles of association. A resolution to cancel shares may only relate to shares held by the company itself or to all shares of a specific class. A reduction of the nominal value of shares, with or without repayment, must be made pro rata on all shares concerned. This requirement may be waived if all shareholders concerned so agree. Cancellation of preference shares that have not been paid-up at the expense of the company’s reserves shall take place against (i) the repayment of the amount paid-up on those shares, (ii) the payment of its preferred dividend, and (iii) simultaneous release from the obligation to pay any further calls on the shares to the extent that the shares have not been fully paid up. Cancellation of preference shares that have been paid up at the expense of the company’s reserves shall take place against payment of its preferred dividend (or the time proportionate part thereof), but without repayment of the nominal value of the shares, which shall be added to the company’s reserves.

A resolution of the General Meeting to reduce the share capital requires a majority of the votes cast, if more than or equal to half of the issued and outstanding share capital is present or represented at the General Meeting. A resolution of the General Meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued and outstanding share capital is present or represented at the General Meeting.

In addition, Dutch law contains detailed provisions regarding the reduction of capital. A resolution to reduce the issued share capital shall not take effect as long as creditors can have legal recourse against the resolution.

Registration Rights

We will pay the registration expenses (other than underwriting discounts, selling commissions and share transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each shareholder that has registration rights agreed not to sell or otherwise dispose of any securities for a period of up to 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for additional information.

The holders of redeemable convertible preference shares or their permitted transferees are entitled to certain registration rights with respect to the registration of certain of our ordinary shares under the Securities Act. These rights are provided under the terms of our amended and restated investors’ rights agreement between us and holders of these shares, which was entered into in connection with our redeemable convertible preference share financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees of one counsel for the selling shareholders selected by them, will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions and share transfer taxes, will be borne by the holders of the shares being registered.

The registration rights terminate upon the earlier to occur of (i) five years following the completion of this offering and (ii) with respect to any particular shareholder, at such time that such shareholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Our amended and restated investors’ rights agreement provides that claims arising out of the contractual relationship created by such amended and restated investors’ rights agreement shall be subject to arbitration. However, this arbitration requirement does not apply to claims under the United States federal securities laws and does not prevent shareholders of the company who are parties to the amended and restated investors’ rights agreement from pursuing claims under the United States federal securities laws.

Demand Registration Rights

The holders of an aggregate of 28,939,466 ordinary shares (assuming automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into ordinary shares immediately prior to the completion of this offering), or their permitted transferees, are entitled to demand registration rights. At any time after six months after the effective date of this offering, such holders are entitled to registration rights under the amended and restated investors’ rights agreement, provided that the holders of at least 50% of such shares request the offer and sale of their shares, and provided further that such registration of shares would result in aggregate proceeds (after deducting underwriting discounts and commissions) of at least $30.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. Depending on certain conditions, however, we may defer such registration for up to 120 days one time in any 12-month period. We are not required to effect a requested registration earlier than 180 days after the effective date of this offering.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of an aggregate of 54,174,612 ordinary shares (assuming automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into ordinary shares immediately prior to the completion of this offering) or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities under the Securities Act for our own account or for the account of another security holder, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations as set forth in the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

The holders of an aggregate of 28,939,466 ordinary shares (assuming automatic conversion upon a resolution of our board of directors of all outstanding redeemable convertible preference shares into ordinary shares immediately prior to the completion of this offering) or their permitted transferees are also entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price to the public of the shares to be registered by the holders requesting registration is at least $10.0 million, subject to exceptions set forth in the amended and restated investors’ rights agreement.

Amendment of Articles of Association

Our articles of association may only be amended by a resolution of the General Meeting upon a proposal made by our board of directors. If a resolution to amend the articles of association is submitted to the General Meeting, this must in all cases be stated in the notice convening the General Meeting. A resolution by the General Meeting to amend the articles of association may be adopted by a simple majority of votes cast.

Company’s Shareholders’ Register

Subject to Dutch law, we must keep our shareholders’ register accurate and up-to-date. Our board of directors keeps our shareholders’ register and records names and addresses of all holders of shares, showing the date on which the shares were acquired, the date of the acknowledgement by our company of such acquisition of shares, as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or a right of pledge in respect of shares. Part of the register may be kept outside of the Netherlands to comply with applicable local law or stock exchange rules. Our shareholders’ register is available for inspection by the shareholders and others entitled to inspect the register pursuant to Dutch law.

Corporate Objectives

Our corporate objectives are: (a) the exploitation of an enterprise with respect to the development of software; (b) to participate in, acquire, hold, operate, manage, finance, exchange and/or dispose of any interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses; (c) to finance subsidiaries and their enterprises, and to borrow from and lend money to subsidiaries; (d) to acquire, exploit and dispose of registered property and other property; (e) to acquire, exploit and dispose of patents, trade names, trademarks, know-how, royalties and rights of intellectual and/or industrial property, as well as to grant licenses to such rights and to acquire and exploit licenses; (f) to furnish guarantees, provide security, warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of our obligations or the obligations of other parties; and (g) to perform all activities which are incidental to or which may be conducive to any of the foregoing.

Limitation on Liability and Indemnification Matters

Under Dutch law, a member of our board of directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to us and to third parties for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Directors and certain other officers are insured under an insurance policy taken out by us against damages resulting from their conduct when acting in their capacities as directors or officers. In addition, our articles of association provide for indemnification of our directors, including reimbursement for reasonable legal fees and damages or fines based on acts or failures to act in their duties. No indemnification shall be given to a member of our board of directors if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, suit, claim, action or legal proceedings can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable, (ii) the costs or capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses, or (iii) the indemnified person failed to notify us as soon as possible of the costs or capital losses or of the circumstances that could lead to the costs or capital losses.

Shareholders’ Meetings and Consents

General Meeting

General Meetings are held in the Netherlands at the place where we have our corporate seat (Amsterdam) or at Haarlemmermeer (Schiphol Airport), Rotterdam, or The Hague (the Netherlands). The annual General Meeting shall be held no later than six months after the end of the financial year on the date and hour and at the place mentioned in the convening notice. Additional extraordinary General Meetings may also be held whenever considered appropriate by our board of directors. Pursuant to Dutch law, one or more shareholders and others entitled to attend a General Meeting, who jointly represent at least one-tenth of the issued share capital, may request our board of directors to convene a General Meeting. If our board of directors has not taken the steps necessary to ensure that a General Meeting is held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by a court in preliminary relief proceedings to convene a General Meeting.

General Meetings shall be convened by a notice, which shall include an agenda stating the items to be discussed, including for the annual General Meeting, among other things, the discussion and adoption of the annual accounts, appropriation of our profits and proposals relating to the board of directors, including the filling of any vacancies in our board of directors. In addition, the agenda shall include such items as have been included therein by our board of directors. One or more shareholders, alone or together, representing at least 3% of the issued share capital may also request to include items in the agenda of a General Meeting. Requests must be made in writing and received by our board of directors at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those which have been included in the agenda. In accordance with the Dutch Corporate Governance Code, or DCGC, a shareholder may request the inclusion of an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intends to request that an item be put on the agenda for a General Meeting that may result in a change in the company’s strategy, pursuant to the DCGC our board of directors may invoke a response time of a maximum of 180 days until the day of the General Meeting. A legislative proposal is currently being drafted pursuant to which a response time of a maximum of 250 days may be given a statutory basis. It is currently unclear in what form and when the legislative proposal will be submitted to Dutch parliament.

The General Meeting is presided over by the non-executive director designated as lead independent director, or the Lead Independent Director, or, if he is absent, by the vice chairperson of the board of directors. Members of our board of directors may attend a general meeting. In these meetings, they have an advisory vote. The chairperson of the meeting may decide at his or her discretion to admit other persons to the meeting.

The external auditor of the company may attend the annual General Meeting in which the annual accounts are discussed.

Admission and Registration

All shareholders, and each usufructuary and pledgee to whom the right to vote on our shares accrues, are entitled, in person or represented by a proxy authorized in writing, to attend and address the General Meeting and exercise voting rights pro rata to their shareholding. Shareholders may exercise their rights if they are the holders of our shares on the record date for such General Meeting, which is the 28th day before the day of the General Meeting, and they or their proxy have notified us of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by our board of directors, specifying such person’s name and the number of shares for which such person may exercise the voting rights and/or meeting rights at such General Meeting. The convocation notice shall state the record date as determined by Dutch law and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

Quorum and Voting Requirements

Each share confers the right to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge in respect of shares in our share capital held by us or our subsidiaries are not excluded from the right to vote on such shares, if the right of usufruct (vruchtgebruik) or the right of pledge was granted prior to the time such share was acquired by us or any of our subsidiaries. We may not cast votes on shares in respect of which we or a subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge. Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shares on which votes may be cast, or the amount of the share capital that is present or represented at a General Meeting. Insofar as the law or our articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast in a General Meeting where at least one third of the issued and outstanding shares are represented.

Shareholder Consent

Under Dutch law, the approval of the General Meeting is required for any significant change in the identity or character of the company or its associated business enterprise.

The Board of Directors

Election and Dismissal of Members of the Board of Directors

Under our articles of association, our directors are appointed by the General Meeting upon a binding nomination by our board of directors. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of votes cast, provided that majority represents more than half of the issued share capital.

If a binding nomination for the appointment of a director is overruled, the board of directors may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy.

A resolution to appoint a director other than at the proposal of the board of directors requires a majority of two-thirds of votes cast, which majority represents more than half of the issued share capital.

The board of directors will designate one of the executive directors as chief executive officer, or the Chief Executive Officer, for a period determined by the board of directors. If there is only one executive director in office, he or she shall automatically be the Chief Executive Officer. The board of directors may grant a director the title of Chairman, including the Chief Executive Officer. The board of directors will designate one of the non-executive directors as Lead Independent Director. The board of directors will also designate one of the non-executive directors as vice-chairman.

The General Meeting may at any time suspend or dismiss a director. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-third majority of votes cast, representing more than half of the issued share capital.

Duties and Liabilities of Directors

Under Dutch law, our board of directors is collectively responsible for our general affairs. Pursuant to our articles of association, our board of directors may divide its duties among its members, with our day-to-day management entrusted to the executive director(s). The non-executive directors supervise the management of the executive director(s) and the general affairs of our company and the business connected with it and provide the executive director(s) with advice. In addition, both the executive director(s) and the non-executive directors must perform such duties as are assigned to them pursuant to the articles of association. The division of tasks within our board of directors is determined (and amended, if necessary) by our board of directors. Each director has a duty to properly perform the duties assigned to him or her and to act in our corporate interest. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

Board Rules

Pursuant to the articles of association, the board of directors shall adopt regulations dealing with its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the executive directors, non-executive directors and committees, or the Board Rules.

Decision Making

Pursuant to the Board Rules, where possible, the board of directors adopts its resolutions by unanimous vote. If this is not possible, the resolution is adopted by a majority of votes cast. In the event of a tie vote, if the Chief Executive Officer is entitled to vote, the Chief Executive Officer has a casting vote. If the Chief Executive Officer is not entitled to vote, the proposal is rejected.

Pursuant to the Board Rules, the board of directors may only adopt resolutions at a meeting if the majority of the directors entitled to vote is present or represented at the meeting. If the Lead Independent Director believes there is an urgent situation that requires an immediate resolution by the board of directors, the aforementioned quorum requirements does not apply provided that (i) at least two directors entitled to vote are present or represented at the meeting of which at least one is an executive director, and (ii) reasonable efforts have been made to involve the other directors in the decision-making.

Resolutions of the board of directors entailing a significant change in the identity or character of the company or its associated business enterprise require the approval of the shareholders at the General Meeting. This includes in any case: (i) the transfer to a third party of the business enterprise of the company or practically the entire business enterprise of the company; (ii) the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of material importance to the company; or (iii) the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company. Failure to obtain the approval of the General Meeting for these resolutions of the board of directors does not affect the power of representation of the board of directors.

Representation

The board of directors as a whole is authorized to represent the company. In addition, the company may be represented by an executive director acting individually. Our board of directors may appoint individuals (procuratiehouders) with general or limited power to represent the company. Each of these individuals shall be able to represent the company with due observance of any restrictions imposed on him or her. Our board of directors shall determine their titles.

Dividends and Other Distributions

Amount Available for Distribution

Pursuant to Dutch law and the articles of association, the distribution of profits will take place following the adoption of our annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to the shareholders, whether from profits or from our freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

Under the articles of association, any profits must first be applied to pay a dividend on the preference shares, if outstanding, before distribution of any remaining distributable profits to the holders of ordinary shares. No preference shares shall be outstanding upon the completion of the offering.

The board of directors may resolve to reserve the profits or part of the profits. Any profits remaining after any dividend payments on preference shares and such reservation will be at the disposal of the General Meeting which may resolve to add the remaining profits to the reserves or distribute it among the holders of ordinary shares. Distributions of dividends on ordinary shares will be made pro rata according to the nominal value of each share.

Subject to Dutch law and the articles of association, our board of directors may resolve to distribute an interim dividend on shares of a certain class if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if an interim statement of assets and liabilities is drawn up showing that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The General Meeting, upon the proposal by the board of directors, may resolve that we make distributions to holders of ordinary shares from one or more of our freely distributable reserves, other than by way of profit distribution, subject to the due observance of our policy on reserves and dividends. Any such distributions will be made pro rata according to the nominal value of each share.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distributions not made within five years and one day from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

We do not anticipate paying any cash dividends for the foreseeable future.

Exchange Controls

Pursuant to Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Pursuant to Dutch law, there are no exchange controls applicable to our import or export of capital, including the availability of cash and cash equivalents to us as a Dutch company.

Dissolution and Liquidation

The company may only be dissolved by a resolution of the General Meeting upon a proposal made by our board of directors. If a resolution to dissolve the company is to be submitted to a general meeting, this must in all cases be stated in the notice convening the General Meeting. If the General Meeting resolves to dissolve the company, the members of our board of directors will be charged with the liquidation of the business of the company, unless the General Meeting resolves otherwise. During liquidation, the provisions of the articles of association will remain in force as far as possible.

Any surplus remaining after settlement of all debts and liquidation costs will first be distributed to the holders of preference shares who will receive the amount paid up on their shares as well as any dividend accruing on their shares pro rata according to the nominal value paid up on the shares and calculated over each year or part of a year in the period beginning on the day following the period over which the last dividend on the preference shares was paid. Any remaining balance will be distributed to the holders of ordinary shares in proportion to the nominal value of their shareholdings.

Public Offer

Public Offer Rules

The company will not be subjected to the Dutch offer rules as they apply to Dutch companies listed on a regulated market in a member state of the European Economic Area.

Squeeze Out Procedures

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who for his or her own account holds at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof te Amsterdam), or the “Enterprise Chamber”, and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Anti-Takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law.

The resolutions adopted prior to the completion of this offering and provisions of our articles of association may have the effect of making a takeover of our company more difficult or less attractive, including as described below:

•

Our board of directors will be designated to issue preference shares and grant rights to subscribe for preference shares up to 100% of our issued share capital at the time of the issue for a period of five years from the date of the execution of the Deed of Amendment and Conversion, immediately prior to the completion of this offering. The purpose of this designation is to protect the company from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. The preference shares (or right to subscribe for preference shares) will be issued to a separate, newly incorporated foundation which will be structured to operate independently from us. The foundation’s objectives will provide that it will promote the interests of the company and the businesses maintained by the company and group companies. The foundation tries to realize these objectives, including by acquiring and holding preference shares and exercising the rights attached to those preference shares, at the sole discretion of the board of the foundation. The foundation can be granted a call option for, in principle, an indefinite period. On each exercise of the call option the foundation would be entitled to acquire up to a maximum of preference shares corresponding to 100% of the issued ordinary shares at the time of exercise of the call option that are held by parties other than the foundation, the company or any of the company’s subsidiaries minus the number of preference shares held by the foundation (if any). The foundation may exercise the call option repeatedly, each time up to the aforementioned maximum. The call option can, inter alia, be used by the foundation to (i) prevent, delay or otherwise complicate an unsolicited takeover bid for an unsolicited acquisition of ordinary shares by means of an acquisition at the stock market or otherwise, (ii) prevent and countervail concentration of voting rights in the General Meeting, and/or (iii) resist unwanted influence by and pressure from shareholders to amend the strategy of the management board. If the foundation exercises the call option the company shall issue such number of preference shares for which the option is exercised. The preference shares shall be issued for their nominal value, of which at least 25% should be paid up upon issuance, possibly at the expense of the company’s reserve. These preference shares will have both a liquidation and dividend preference over our ordinary shares and will accrue cash dividends at a fixed rate.

•	Our board of directors will be designated to issue ordinary shares and grant rights to subscribe for ordinary shares up to the amount of our authorized share capital for ordinary shares and to limit or exclude pre-emptive rights on ordinary shares, in each case for a period of five years from the date of the execution of the Deed of Amendment and Conversion, immediately prior to the completion of this offering.

•

Our articles of association include provisions that may make it more difficult for a third party to acquire control over us or effect a change in our board of directors. These provisions include: a provision that directors can only be appointed upon nomination by our board of directors; a provision that directors may only be removed by the General Meeting by a two-thirds majority of votes cast representing more than half of our outstanding share capital (unless the removal was proposed by the board of directors); and a requirement that certain resolutions, including an amendment of our articles of association, may only be adopted by our General Meeting if they are proposed by our board of directors.

Comparison of Dutch Corporate Law, Our Articles of Association and Board By-Laws and U.S. Corporate Law

The following comparison between Dutch corporate law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Because these statements are summaries, they do not address all aspects of Dutch law that may be relevant to us and our shareholders or all aspects of Delaware law which may differ from Dutch law, and they are not intended to be a complete discussion of the respective rights.

Duties of Board Members

The Netherlands.    We have a one-tier board structure consisting of our executive directors and non-executive directors.

Under Dutch law, our board of directors is collectively responsible for our general affairs. Pursuant to our articles of association, our board of directors divides its duties among its members, with our day-to-day management entrusted to the executive directors. The non-executive directors supervise the management of the executive directors and the general affairs in the company and the business connected with it and provide the executive directors with advice. In addition, both the executive directors and the non-executive directors must perform such duties as are assigned to them pursuant to the articles of association. The division of tasks within our board of directors is determined (and amended, if necessary) by our board of directors. Each director has a duty to properly perform the duties assigned to him or her and to act in our corporate interest.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees and other stakeholders.

An executive director may not be allocated the tasks of: (i) serving as the Lead Independent Director of our board of directors; (ii) determining the remuneration of the executive directors; or (iii) nominating directors for appointment; (iv) instructing an external auditor to audit the statutory annual accounts; and (v) supervising the performance of the executive directors. An executive director may not participate in the adoption of resolutions (including any deliberations in respect of such resolutions) relating to items (ii) through (iv) in the previous sentence.

Delaware.    The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director Terms

The Netherlands.    Pursuant to the articles of association, a member of our board of directors shall retire not later than on the day on which the first General Meeting is held following lapse of three years since his or her appointment. The period of three years may be deviated from by a resolution of the General Meeting upon the proposal of the board of directors. A retiring member of our board of directors may be re-appointed.

Under Dutch law, the shareholders at the General Meeting have the authority to suspend or remove members of our board of directors at any time, with or without cause, by means of a resolution passed by a simple majority of the votes cast upon the proposal by the board of directors. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-thirds majority of votes cast, representing more than half of the issued share capital. Executive directors may also be suspended by our board of directors. A suspension by our board of directors may be discontinued by the General Meeting at any time.

Delaware.    The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve, unless stated otherwise in the certificate of incorporation or bylaws.

Board Member Vacancies

The Netherlands.    Under Dutch law, the General Meeting appoints the members of our board of directors. For each seat on our board of directors to be filled, our board of directors shall make a binding nomination. The General Meeting may at all times overrule the binding nomination by a resolution adopted by a majority of two-thirds of votes cast, provided that majority represents more than half of the issued share capital.

If a binding nomination for the appointment of a director is overruled, the board of directors may make a non-binding nomination for such vacancy. If such non-binding nomination is voted down by the General Meeting, the General Meeting shall be free to appoint a person to fill the vacancy.

A resolution to appoint a director other than at the proposal of the board of directors requires a majority of two-thirds of votes cast, which majority represents more than half of the issued share capital.

If the seat of an executive director is vacant or upon the inability of the executive director to act, the remaining executive director or executive directors will temporarily be entrusted with the executive management of the company, unless the board of directors provides for a temporary replacement. If the seats of all executive directors are vacant, or upon the inability of all executive directors or the sole executive director to act, as the case may be, the executive management of the company will temporarily be entrusted to the non-executive directors, unless the board of directors provides for one or more temporary replacements.

If the seat of a non-executive director is vacant or upon the inability of a non-executive director to act, the remaining non-executive director or non-executive directors will temporarily be entrusted with the performance of the duties and the exercise of the authorities of that non-executive director, unless the board of directors provides for a temporary replacement. If the seats of all non-executive directors are vacant or upon inability of all non-executive directors or the sole non-executive director to act, as the case may be, the General Meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of non-executive directors to one or more other individuals.

Delaware.    The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-Interest Transactions

The Netherlands.    Directors will immediately report any potential direct or indirect personal interest in a matter which is conflicting with the interests of the company and the business enterprise connected with it to the Lead Independent Director or, in his absence, the vice-chairman of the board of directors. The Lead Independent Director will report a potential conflict of interest to the vice-chairman or, in his absence, to the other directors. The vice-chairman will report a potential conflict of interest to the Lead Independent Director or, in his absence, the other directors. The potentially conflicted director will provide all relevant information, including information concerning his or her spouse, registered partner or other partner, foster child and relatives by blood or marriage up to the second degree as defined under Dutch law. The board of directors shall decide, without the director concerned being present, whether there is a conflict of interest. A conflict of interest in relation to a director may exist if we intend to enter into a transaction with a legal entity (i) in which such director personally has a material financial interest, (ii) whose (management or supervisory) board of directors includes a member who is related under family law to such director or (iii) in which such director has a management or supervisory position. A director shall not participate in any discussions and decision making if he or she has a conflict of interest in the matter being discussed. If for this reason no resolution can be taken by the board of directors, the board of directors will nevertheless resolve on the matter. All transactions in which there are conflicts of interest with directors shall be agreed on terms that are customary in the market concerned. Decisions to enter into transactions in which management and the audit committee have determined that there is a conflict of interest with one or more director(s) that is of material significance to us or to the relevant director require the approval of the board of directors. The board of directors may only grant its approval if the transaction is to be entered into on terms that are customary in the market. All transactions between us and legal or natural persons who hold at least one tenth of our shares shall be agreed on terms that are customary in the sector in which we and our combined businesses are active. The board of directors, following review by the audit committee, is required to approve such transactions that are of a material significance to us or to such persons.

Delaware.    The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consent;

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consent; or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy Voting by Board Members

The Netherlands.    At a meeting of the board of directors, a director may only be represented by another director holding a proxy in writing or in a reproducible manner by electronic means of communication.

Delaware.    A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Voting Rights

The Netherlands.    In accordance with Dutch law and our articles of association, each issued ordinary share and each preference share confers the right to cast one vote at the general meeting. Each holder of ordinary shares or preference shares may cast as many votes as it holds shares. Shares that are held by us or our direct or indirect subsidiaries do not confer the right to vote.

Shareholders may exercise their rights at a General Meeting if they are the holders of our shares on the record date, which is currently the 28th day before the day of the General Meeting, and they or their proxy have notified us of their intention to attend the General Meeting in writing or by any other electronic means that can be reproduced on paper ultimately at a date set for that purpose by our board of directors, specifying such person’s name and the number of shares for which such person may exercise the voting rights and/or meeting rights at such General Meeting. The record date and the manner in which shareholders can register and exercise their rights will be set out in the notice of the meeting.

Delaware.    Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder Proposals

The Netherlands.    Pursuant to our articles of association, extraordinary General Meetings will be held whenever considered appropriate by our board of directors. Pursuant to Dutch law, one or more shareholders, and others entitled to attend a General Meeting, who jointly represent at least one-tenth of the issued share capital may request our board of directors to convene a General Meeting. If our board of directors has not taken the steps necessary to ensure that a General Meeting could be held within the relevant statutory period after the request, the requesting persons may, at his/her/their request, be authorized by Court in preliminary relief proceedings to convene a General Meeting.

Also, one or more shareholders, alone or jointly, representing at least 3% of the issued share capital may request to include items on the agenda of a General Meeting. Requests must be made in writing and received by our board of directors at least 60 days before the day of the meeting. In accordance with the DCGC, a shareholder shall exercise the right of putting an item on the agenda only after consulting our board of directors in that respect. If one or more shareholders intends to request that an item be put on the agenda that may result in a change in the company’s strategy, pursuant to the DCGC our board of directors may invoke a response time of a maximum of 180 days until the day of the General Meeting.

Delaware.    Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by Written Consent

The Netherlands.    Our articles of association do not provide for the possibility that shareholders’ resolutions can also be adopted in writing without holding a meeting of shareholders. Although permitted by Dutch law, for a listed company, this method of adopting resolutions is not feasible as it requires all individual shareholders to sign the written resolution.

Delaware.    Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal Rights

The Netherlands.    The concept of appraisal rights is not known as such under Dutch law.

However, pursuant to Dutch law a shareholder who for his own account contributes at least 95% of our issued share capital may initiate proceedings against our minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a Dutch daily newspaper with a national circulation.

Furthermore, in accordance with the Directive (EU) 2017/1132 of the European Parliament and the Council of June 14, 2017 on cross-border mergers of limited liability companies, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another European Union member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation—inter alia—to be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Payment by the acquiring company is only possible if the resolution to approve the cross-border merger by the corporate body of the other company or companies involved in the cross-border merger includes the acceptance of the rights of the shareholders of the Dutch company to oppose the cross-border merger.

Delaware.    The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder Suits

The Netherlands.    In the event a third party is liable to a Dutch company, shareholders cannot bring a claim against that third party to recover losses sustained as a result of a decrease in value, or loss of an increase in value, of their shares, unless a specific duty of care towards those shareholders was breached by the third party. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party within a term, set by the court, of at least three months. Alternatively, an individual injured party may also itself bring a civil claim for damages.

Delaware.    Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of Shares

The Netherlands.    Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital.

Shares may be acquired by the company and each of its subsidiaries against no consideration or against payment of a consideration. Shares may only be acquired against consideration if (i) our shareholders’ equity (eigen vermogen) less the acquisition price is not less than the sum of the paid-up and called-up share capital and any reserves to be maintained by law or our articles of association, (ii) we and our subsidiaries would not thereafter hold shares or hold shares as pledgee with an aggregate nominal value exceeding 50% of our then current issued share capital, and (iii) the board of directors has been designated to do so by the General Meeting. The designation of the board of directors is not required if the company acquires fully paid-up shares for the purpose of transferring these to our employees or the employees of a member of our group under any applicable equity compensation plan, provided the shares are quoted on an official list of a stock exchange.

An authorization by the General Meeting to our board of directors for the repurchase of shares can be granted for a maximum period of 18 months. Such authorization must specify the number and class of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired.

Delaware.    Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-Takeover Provisions

The Netherlands.    Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including requirements that certain matters, including an amendment of our articles of association, may only be brought to our General Meeting for a vote upon a proposal by our board of directors.

Delaware.    In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of Books and Records

The Netherlands.    Our shareholders’ register is available for inspection by the shareholders and others entitled to inspect the register pursuant to Dutch law. Otherwise, shareholders have no right to inspect our books and records.

Delaware.    Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Removal of Board Member

The Netherlands.    The shareholders at a General Meeting have the authority to suspend or remove members of our board of directors at any time, with or without cause. A resolution to suspend or dismiss a director at the proposal of the board of directors can be adopted by a simple majority of the votes cast. A resolution to suspend or dismiss a director other than at the proposal of the board of directors requires a two-thirds majority of votes cast, representing more than half of the issued share capital. Executive directors may also be suspended by our board of directors. A suspension by our board of directors may be discontinued by the General Meeting at any time.

Delaware.    Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part.

Pre-Emptive Rights

The Netherlands.    Under Dutch law, in the event of an issuance of ordinary shares or upon a grant of rights to subscribe for ordinary shares, each shareholder will have a pro rata pre-emptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash or the issue of shares to persons exercising a previously granted right to subscribe for shares). A shareholder may exercise pre-emptive rights during a period of at least two weeks from the date of the announcement of the issue of shares. Under our articles of association, the pre-emptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the shareholders at the general meeting upon proposal of our board of directors, if and insofar as our board of directors has not been designated by the General Meeting to restrict or exclude pre-emptive rights.

Our board of directors may restrict or exclude the pre-emptive rights in respect of newly issued ordinary shares if it has been designated as the authorized body to do so by the General Meeting. Such designation can be granted for a period not exceeding five years. A resolution of the General Meeting to restrict or exclude the pre-emptive rights or to designate our board of directions as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Delaware.    Under the Delaware General Corporation Law, stockholders have no pre-emptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands.    Pursuant to Dutch law and the articles of association, the distribution of profits will take place following the adoption of our annual accounts, from which we will determine whether such distribution is permitted. We may make distributions to the shareholders, whether from profits or from the freely distributable reserves, only insofar as our shareholders’ equity exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

Under the articles of association, any profits must first be applied to pay a dividend on the preference shares, if outstanding, before distribution of any remaining distributable profits to the holders of ordinary shares. No preference shares shall be outstanding upon the completion of the offering.

The board of directors may resolve to reserve the profits or part of the profits. Any profits remaining after any dividend payments on preference shares and such reservation will be at the disposal of the General Meeting which may resolve to add the remaining profits to the reserves or distribute it among the holders of ordinary shares. Distributions of dividends will be made pro rata to the nominal value of each ordinary share.

Subject to Dutch law and the articles of association, our board of directors may resolve to distribute an interim dividend on shares of a certain class if it determines such interim dividend to be justified by our profits. For this purpose, our board of directors must prepare an interim statement of assets and liabilities. Such interim statement shall show our financial position not earlier than on the first day of the third month before the month in which the resolution to make the interim distribution is announced. An interim dividend can only be paid if an interim statement of assets and liabilities is drawn up showing that our shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law.

The General Meeting, upon the proposal by the board of directors, may resolve that we make distributions to holders of ordinary shares from one or more of the company’s freely distributable reserves, other than by way of profit distribution, subject to the due observance of our policy on reserves and dividends. Any such distributions will be made pro rata to the nominal value of each share.

Dividends and other distributions shall be made payable not later than the date determined by our board of directors. Claims to dividends and other distribution not made within five years and one day from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware.    Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.

Shareholder Vote on Certain Reorganizations

The Netherlands.    Under Dutch law, the General Meeting must approve resolutions of our board of directors relating to a significant change in the identity or the character of the company or the associated business enterprise of the company, which includes:

(i)	a transfer of the business enterprise or virtually the entire business enterprise to a third party;

(ii)

the entry into or termination of a long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of material significance for the company; and

(iii)

the acquisition or divestment by the company or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its statement of financial position and explanatory notes or, if the company prepares a consolidated statement of financial position, according to its consolidated statement of financial position and explanatory notes in the last adopted annual accounts of the company.

Delaware.    Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Remuneration of Members of the Board of Directors

The Netherlands.    Under Dutch law and our articles of association, we must adopt a remuneration policy for members of our board of directors. Such remuneration policy shall be adopted by the General Meeting upon the proposal of the board of directors. The remuneration of the individual members of the board of directors shall be determined by the board of directors, at the recommendation of the compensation committee and the nominating and corporate governance committee, within the limits of the remuneration policy adopted by the General Meeting, provided that the executive directors may not take part in the deliberations and decision-making concerning the remuneration of the executive directors. With respect to remuneration schemes in the form of ordinary shares or rights to subscribe for ordinary shares is submitted by the board of directors to the General Meeting for their approval. This proposal must set out at least the maximum number of ordinary shares or rights to subscribe for ordinary shares to be granted to board of directors and the criteria for granting or amendment.

Delaware.    Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of executive compensation may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law, as well as exchange requirements.

Dutch Corporate Governance Code

As a Dutch company we are subject to the DCGC.

The DCGC contains both principles and suggested governance provisions for management boards, supervisory boards, shareholders and general meetings, financial reporting, auditors, disclosure, compliance and enforcement standards. As a Dutch company, we are subject to the DCGC and are required to disclose in our management report, filed in the Netherlands, whether we comply with the suggested governance provisions of the DCGC. If we do not comply with the suggested governance provisions of the DCGC (for example, because of a conflict with the rules of the stock exchange on which our shares are listed or otherwise), we must list the reasons for any deviation from the suggested governance provisions of the DCGC in our management report.

Upon becoming a listed company incorporated and existing under the laws of the Netherlands, we will comply with all applicable provisions of the DCGC except where such provisions conflict with U.S. exchange listing requirements or with market practices in the United States or the Netherlands. Our deviations from the DCGC are summarized below.

•

We have granted and intend to grant options and restricted stock units in the future to non-executive directors. Such remuneration is in accordance with the New York Stock Exchange corporate governance requirements and market practice among companies listed on the New York Stock Exchange, although it constitutes a deviation from suggested governance provision 3.3.2 of the DCGC.

•

The agreement with our executive director provides for (i) a severance payment in excess of one year base salary in certain events and (ii) a severance payment if such agreement is terminated at the initiative of the executive director. We believe these severance provisions are consistent with U.S. market practice, although in deviation from suggested governance provision 3.2.3 of the DCGC.

•

Pursuant to our articles of association, our board of directors will nominate one or more candidates for each vacant seat on our board of directors. A resolution of the General Meeting to overrule such binding nomination requires at least two-thirds of the votes cast representing more than half of our issued share capital. Although in deviation from suggested governance provision 4.3.3 of the DCGC, this is in line with article 2:133 (2) of the Dutch Civil Code, which provides for the same majority and quorum requirements as included in our articles of association, and is considered to promote continuity within our board of directors.

•

Our board of directors has granted and intends to grant options and restricted stock units to members of our board of directors. The options provide for vesting conditions which allow exercise of the options within the first three years of their grant date. Furthermore, the restricted stock units are not subject to a five-year holding period. Both elements qualify as a deviation from best practice provision 3.1.2 of the DCGC. Such conditions are market practice among companies listed at New York Stock Exchange. We are in competition with other companies in this field and we intend to maintain an attractive compensation package for our current and future board members.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our ordinary shares will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

Exchange Listing

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “ESTC”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid trading market for our ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our ordinary shares or impair our ability to raise equity capital in the future. The effect of sales of our ordinary shares in the public market may be exacerbated by the relatively small public float of our ordinary shares following this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have a total of 69,492,729 ordinary shares outstanding, after giving effect to the automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into 28,939,466 ordinary shares immediately prior to the completion of this offering and assuming no exercise of outstanding options that were outstanding as of July 31, 2018. Of these outstanding shares, all 7,000,000 ordinary shares sold in this offering by us, plus any shares sold if the underwriters exercise their option to purchase additional shares in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding ordinary shares will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market standoff agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our shares for up to 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Share Capital—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of ordinary shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately 694,927 shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of ordinary shares have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701, as currently in effect, generally allows a shareholder who purchased ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of substantially all of our ordinary shares, or securities exercisable for or convertible into our ordinary shares outstanding immediately prior to this offering, are subject to market stand-off agreements or lock-up agreements pursuant to which they have agreed not to offer, sell, or agree to sell, directly or indirectly, any ordinary shares without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus. However, the lock-up restrictions will no longer apply to 25% of the shares subject to each lock-up agreement with our directors, executive officers and securityholders if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15 day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price of our ordinary shares on such date is at least 33% greater than the initial public offering price of our ordinary shares. The lock-up agreements are subject to additional exceptions, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriting.” When the lock-up period expires, we and our executive officers, directors, and securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market.

Registration Rights

The holders of 54,174,612 ordinary shares (assuming automatic conversion upon the resolution of our board of directors of all outstanding redeemable convertible preference shares into ordinary shares immediately prior to the completion of this offering), or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Share Capital—Registration Rights” for additional information.

Registration Statement on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the ordinary shares issued or available for issuance under our equity compensation plan, the 2012 Stock Option Plan. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares. See “Executive Compensation—Employee Benefit and Share Plans” for a description of the 2012 Stock Option Plan.

TAXATION

Material Dutch Tax Considerations

The following description is intended as general information only and does not purport to present any comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of our shares (hereinafter referred to as a “Stockholder”). For Dutch tax purposes, a Stockholder may include an individual who or entity which does not have legal title to the shares, but to whom nevertheless shares are attributed based either on such individual or entity owning a beneficial interest in the shares or based on specific statutory provisions, including statutory provisions pursuant to which shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the shares.

Prospective Stockholders should therefore consult their tax advisor regarding the tax consequences of any purchase, ownership or disposal of shares.

The following summary is based on the Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

For the purpose of this paragraph, “Dutch Taxes” shall mean taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

Any reference hereafter made to a treaty for avoidance of double taxation concluded by the Netherlands, includes the Tax Regulation for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Regulation for the country of the Netherlands (Belastingregeling voor het land Nederland), the Tax Regulation the Netherlands Curacao (Belastingregeling Nederland Curacao), the Tax Regulation the Netherlands Saint Martin (Belastingregeling Nederland Sint Maarten) and the Agreement between the Taipei Representative Office in the Netherlands and the Netherlands Trade and Investment Office in Taipei for the avoidance of double taxation.

Dividend Withholding Tax

A Stockholder is generally subject to Dutch dividend withholding tax at a rate of 15 percent on dividends distributed by our company. Generally, our company is responsible for the withholding of taxes at the source; the withholding tax is for the account of the Stockholder.

Dividends distributed by our company include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)

proceeds from the liquidation of our company or, other than as a temporary portfolio investment (tijdelijke belegging), proceeds from the repurchase of shares by our company, in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(iii)

the nominal value of shares issued to a Stockholder or an increase in the nominal value of shares, to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is

•	not recognized for Dutch dividend withholding tax purposes, or

•	recognized for Dutch dividend withholding tax purposes, to the extent that our company has “net profits” (zuivere winst), unless

(a)	the General Meeting has resolved in advance to make such repayment, and

(b)	the nominal value of the shares concerned has been reduced with an equal amount by way of an amendment to the articles of association of our company.

The term “net profits” includes anticipated profits that have yet to be realized.

Notwithstanding the above, no withholding is required in the event of a repurchase of shares, if certain conditions are fulfilled.

Furthermore, subject to certain exceptions under Dutch domestic law, our company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax withheld in respect of dividends distributed by our company, if our company has received a profit distribution from a qualifying foreign subsidiary, as described in Section 11 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the ‘‘DWTA’’), which distribution (i) is exempt from Dutch corporate income tax and (ii) has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by our company and (ii) 3 percent of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

If a Stockholder is subject to Dutch corporate income tax and is entitled to the participation exemption in relation to the benefits derived from its shares and such shares are attributable to an enterprise carried out in the Netherlands, such Stockholder will generally be entitled to an exemption from or a full refund of Dutch dividend withholding tax on dividends distributed by our company. If a Stockholder is a resident, or deemed to be a resident, and subject to tax in the Netherlands, such Stockholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax.

Depending on specific circumstances, a Stockholder resident in a country other than the Netherlands may be entitled to an exemption from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, European Union (“EU”) law or treaties for the avoidance of double taxation.

If a Stockholder is resident (i) in an EU member state, or (ii) in a state that is a party to the Agreement on the European Economic Area (“EEA”; Iceland, Liechtenstein or Norway), or (iii) in a designated third state with which the Netherlands has agreed to an arrangement for the exchange of information on tax matters, it is entitled to a full or partial refund of Dutch dividend withholding tax incurred in respect of the shares if the final tax burden in respect of the dividends distributed by our company of a comparable Dutch resident Stockholder is lower than the withholding tax incurred by the non-Dutch resident Stockholder. The refund is granted upon request, and is subject to conditions and limitations. No entitlement to a refund exists if the disadvantage for the non-Dutch resident Stockholder is entirely compensated in his state of residence under the provisions of a treaty for the avoidance of double taxation concluded between this state of residence and the Netherlands.

If a Stockholder: is (A) resident (i) in an EU member state, or (ii) in a state that is a party to the EEA, or (iii) in a third state with which the Netherlands has concluded a tax treaty for the avoidance of double taxation which contains a provision addressing dividends, according to the laws of that state and (B) the Stockholder is not considered a resident of another state under the terms of a tax treaty for the avoidance of double taxation concluded by that state with a third state with which the Netherlands has not concluded a tax treaty for the avoidance of double taxation which contains a provision addressing dividends, not being another EU member state or a state that is a party to the EEA, and (C) the Stockholder owns an interest in our company to which the participation exemption or the participation credit would be applicable if the Stockholder was resident in the Netherlands, this Stockholder will generally be eligible for an exemption from or full refund of Dutch dividend withholding tax on dividends distributed by our company, unless (D) the Stockholder (i) holds the shares with the main purpose, or one of the main purposes, to avoid taxation due by another individual or entity, and (ii) holds the shares, or is deemed to hold the shares, as part of an artificial arrangement or transaction (or a series of artificial arrangements or composite of transactions).

A Dutch corporate entity is generally entitled to the participation exemption in relation to benefits derived from shares, if:

(i)	it or a related entity owns five percent or more of the nominal paid-in capital of our company; or

(ii)

it has owned 5 percent or more of the nominal paid-in capital of our company for an uninterrupted period of one year and the benefit from the shares is enjoyed within three years after the end of this period.

Furthermore, if a Stockholder:

(i)	is an entity which is resident for Dutch tax purposes in a member state of the European Union, a state that is a party to the EEA or which is a Qualifying Stockholder resident elsewhere;

(ii)	is not subject to a tax levied by reference to profits by that state; and

(iii)	would not have been subject to Dutch corporate income tax had the Stockholder been resident in the Netherlands for corporate income tax purposes,

such Stockholder will generally be eligible for a full refund of Dutch dividend withholding tax on dividends distributed by our company, unless such Stockholder carries out duties or activities similar to an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling) as defined in article 6a and 28 CITA (Wet op de vennootschapsbelasting 1969), respectively.

For purposes of the above, a “Qualifying Stockholder” is an entity that (i) is resident in a jurisdiction with which the Netherlands can exchange information in line with the international standard on exchange of information, and (ii) holds its shares as a portfolio investment, i.e., its shares are not held with a view to establish or maintain lasting and direct economic links between the Stockholder and our company and the shares do not allow the Stockholder to participate effectively in the management or control of our company.

A Stockholder who is considered to be resident in the United States (a “U.S. Stockholder”) and is entitled to the benefits of the 1992 Double Taxation Treaty between the U.S. and the Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), will be entitled to a reduction of the Dutch withholding tax by way of an exemption, reduction or refund, as follows:

(i)

if the U.S. Stockholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty and certain other conditions are met, the U.S. Stockholder will be exempt from Dutch dividend withholding tax;

(ii)

if the U.S. Stockholder is a company which holds directly at least 10 percent, but less than 80% of the voting power in the company, the U.S. Stockholder will be subject to Dutch withholding tax at a rate not exceeding 5 percent; and

(iii)

if the U.S. Stockholder is a company which holds directly at least 80 percent of the voting power in the company and certain other conditions are met, the U.S. Stockholder will be exempt from Dutch dividend withholding tax.

U.S. Stockholders qualifying for an exemption from or a reduction of the Dutch withholding tax may generally claim (i) an exemption or reduction at source, or (ii) a refund, by making the requisite filings within three years after the end of the calendar year in which the withholding tax was levied.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction of or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by our company is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

Taxes on Income and Capital Gains

The description of taxation set out in this section is not intended for any Stockholder who is an individual and for whom the income or capital gains derived from the Shares are attributable to employment activities, the income from which is taxable in the Netherlands.

A Stockholder will not be subject to Dutch Taxes on income or capital gains in respect of the ownership and disposal of the shares, other than Dutch dividend withholding tax as described above, except if:

(i)	the Stockholder is, or is deemed to be, resident in the Netherlands for Dutch (corporate) income tax purposes;

(ii)

the Stockholder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the shares are attributable;

(iii)

the Stockholder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

(iv)

the Stockholder is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands other than by way of the holding of securities;

(v)

the Stockholder is an individual and is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities and to which the shares are attributable;

(vi)	the Stockholder is an individual and has a (fictitious) substantial interest in our company, which is not attributable to the assets of an enterprise; or

(vii)

the Stockholder is not an individual and holds a substantial or fictitious substantial interest in our company with the main purpose, or one of the main purposes to avoid income tax due by an individual, and holds the shares, or is deemed to hold the shares, as part of an artificial arrangement or transaction (or a series of artificial arrangements or composite of transactions).

Generally, a Stockholder has a substantial interest (aanmerkelijk belang) if such Stockholder, alone or together with his partner, directly or indirectly;

(i)

owns, or holds certain rights on, shares representing five percent or more of the total issued and outstanding capital of our company, or of the issued and outstanding capital of any class of shares of our company; or

(ii)

holds rights to acquire shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital of our company, or of the issued and outstanding capital of any class of shares of our company; or

(iii)

owns, or holds certain rights on, profit participating certificates that relate to five percent or more of the annual profit of our company or to five percent or more of the liquidation proceeds of our company.

A Stockholder will also have a substantial interest if his partner or one of certain relatives of the Stockholder or of his partner has a substantial interest.

Generally, a Stockholder has a fictitious substantial interest (fictief aanmerkelijk belang) in our company if, without having an actual substantial interest in our company:

(i)	an enterprise has been contributed to our company in exchange for shares on an elective non-recognition basis;

(ii)	the shares have been obtained under inheritance law or matrimonial law, on a non-recognition basis, while the previous stockholder had a substantial interest in our company;

(iii)

the shares have been acquired pursuant to a share merger, legal merger or legal demerger, on an elective non-recognition basis, while the Stockholder prior to this transaction had a substantial interest in an entity that was party thereto; or

(iv)	the shares held by the Stockholder, prior to dilution, qualified as a substantial interest and, by election, no gain was recognized upon disqualification of these shares.

Gift Tax and Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the shares by, or inheritance of the shares on the death of, a Stockholder, except if:

(i)	at the time of the gift or the death of the Stockholder, the Stockholder is resident or is deemed to be resident in the Netherlands;

(ii)

the Stockholder passes away within 180 days after the date of the gift and is not, or is not deemed to be, at the time of the gift, but is, or is deemed to be, at the time of his death, resident in the Netherlands; or

(iii)	the gift of the shares is made under a condition precedent and the Stockholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch Taxes, including turnover tax and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a Stockholder by reason only of the purchase, ownership and disposal of the shares.

Residency

A Stockholder will not become resident, or deemed resident, in the Netherlands for tax purposes nor, subject to the exceptions mentioned above, become subject to Dutch Taxes, by reason only of our company’s performance or the Stockholder’s acquisition (by way of issue or transfer to it), ownership or disposal of the shares.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of our ordinary shares as of the date hereof. Except where noted, this summary deals only with ordinary shares acquired in this offering and held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

•	Banks, insurance companies, regulated investment companies and real estate investment trusts;

•	Financial institutions;

•	Grantor trusts;

•	Individual retirement and other tax-deferred accounts;

•	Certain former U.S. citizens or long-term residents;

•	Brokers or dealers in securities or currencies;

•	Traders that elect to use a mark-to-market method of accounting;

•	Partnerships and other entities treated as partnership or pass-through entities for U.S. federal income tax purposes, and partners or investors in such entities;

•	Tax-exempt organizations (including private foundations);

•	Persons that hold or dispose of ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction;

•	Persons that have a functional currency other than the U.S. dollar;

•	Persons that are subject to special accounting rules under Section 451(b) of the Code; or

•	Persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or by value).

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our ordinary shares.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	An individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	An estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

A trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of our ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of our ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you that arise from acquiring, owning and disposing of our ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal income and other tax laws.

Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax if the U.S. holder does not opt out of the foreign tax credit), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include any dividend income on the day actually or constructively received by the holder. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares and thereafter as capital gain (which will be either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares for more than one year as of the time such distribution is received). Notwithstanding the foregoing, we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “—Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

The U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on our ordinary shares will generally be treated as qualified dividends if (i)(a) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program or (b) the dividends are with respect to ordinary shares which are readily tradable on a U.S. securities market; (ii) certain holding period requirements are met;

and (iii) we are not classified as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. The Convention between the Government of the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income of January 1, 1994 (as amended by any subsequent protocols, including the protocol of March 8, 2004), or the Treaty, has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Our ordinary shares have been approved for listing on the New York Stock Exchange. U.S. Treasury Department guidance indicates that our ordinary shares should be readily tradable on an established U.S. securities market. Thus, we believe that as long as we are not a PFIC, dividends we pay generally should be eligible for the reduced income tax rate on qualified dividends. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

Dividends paid in Euros, including any applicable Dutch withholding taxes (provided that the U.S. holder elects to take the foreign tax credit), will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Euros are converted into U.S. dollars at that time. If Euros are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Euros will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign currency exchange gain or loss. If Euros so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Euros equal to their U.S. dollar value on the date of receipt. Any foreign currency exchange gain or loss on a subsequent conversion or other disposition of the Euros generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income”.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Dutch taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Dutch taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Dutch withholding taxes and the availability of a foreign tax credit or deduction. See “—Material Dutch Tax Considerations—Dividend Withholding Tax” above.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss, if any, on a sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year.

Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition by a U.S. holder of our ordinary shares generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the tax consequences that arise when a foreign tax is imposed on a disposition of our ordinary shares, including availability of a foreign tax credit or deduction in respect of any Dutch tax imposed on a sale or other disposition of our ordinary shares. See “—Material Dutch Income Tax Considerations—Taxes on our income and capital gains”.

Passive Foreign Investment Company

As a non-U.S. corporation, we will generally be considered a PFIC for any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest, rents or royalties and certain gains from the sale of shares and securities or commodities transactions, including amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares); or (ii) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or that are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the PFIC asset test, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest bearing debt instruments or bank deposits that are readily convertible into cash. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC income and asset tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to our market capitalization. However, if we are considered to be a “controlled foreign corporation,” or CFC, that is not “publicly traded” for purposes of the PFIC rules during the tested period, the value of our assets will generally be determined by reference to our adjusted bases in our assets. Due in part to changes in the CFC attribution rules as part of recently enacted legislation commonly referred to as the Tax Cuts and Jobs Act, we may be a CFC prior to this offering. However, based on our past and current projections of our income and assets, as well as our projected use of proceeds from this offering, we do not expect to be a PFIC for the taxable year ending April 30, 2019 or for the foreseeable future. Nevertheless, a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate, we cannot assure you that we will not be or become a PFIC in the current taxable year or any future taxable year.

Default PFIC Rules

If we are a PFIC for any taxable year during which you own our ordinary shares, you will generally be subject to additional taxes and interest charges (i) on certain “excess” distributions we may make and (ii) on any gain realized on the disposition or deemed disposition of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year. In addition, these taxes and interest charges will continue to apply to you even if we cease to be a PFIC, unless you make an election to recognize gain as if you sold your ordinary shares on the last day we were a PFIC.

To compute the tax on “excess” distributions or any gain: (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period for the ordinary shares; (ii) the amount allocated to the current taxable year and any taxable year before we first became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions” above.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. holder for any taxable year, the U.S. holder will be deemed to own shares in any of our subsidiaries that also are PFICs. You should consult with your own tax advisor regarding the application to you of the PFIC rules, including any reporting requirements, if we are a PFIC.

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of our ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of our ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, our ordinary shares by a paying agent within the United States or who is a U.S.-related financial intermediary to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our ordinary shares within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Certain U.S. holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a “financial institution”. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. holders are urged to consult their own tax advisors regarding foreign financial asset reporting obligations and their possible application to the holding of our ordinary shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in our ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Jefferies LLC
Canaccord Genuity LLC

Total	7,000,000

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,050,000 ordinary shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,050,000 additional ordinary shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

We, all of our directors and executive officers and holders of substantially all of our ordinary shares, or securities exercisable for or convertible into our ordinary shares outstanding immediately prior to this offering, have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, for a period of up to 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. However, the lock-up restrictions will no longer apply to 25% of the shares subject to each lock-up agreement with our directors, executive officers and securityholders if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15 day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price of our ordinary shares on such date is at least 33% greater than the initial public offering price of our ordinary shares.

The lock-up agreements applicable to our directors, executive officers, and securityholders, each referred to as a lock-up party, include other exceptions to the restrictions on transfer, including:

•

the transfer of shares (1) as a bona fide gift or gifts or charitable contribution, or for bona fide estate planning purposes, (2) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, (3) upon death, by will, testamentary document or intestate succession, or (4) if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution by the lock-up party to its shareholders, partners, members or other equityholders or to the estate of any such shareholders, partners, members or other equityholders, provided that, in each case described above, no filing under Section 16 of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of our ordinary shares is required or voluntarily made during the lock-up period and such transfer does not involve a disposition for value;

•

the transfer of shares in connection with a sale of shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the date of this prospectus, provided that no filing under Section 16 of the Exchange Act or other public filing, report or announcement reporting a reduction in beneficial ownership of our ordinary shares is required or shall be voluntarily made during the lock-up period;

•

the transfer of shares to us in connection with the net or “cashless” exercise of options to purchase our ordinary shares, including for the payment of exercise price, tax withholdings or remittance payments due as a result of the exercise of such options, provided that any such cashless or net exercise is effected solely by the surrender of outstanding options (or ordinary shares issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price, tax withholdings or remittance payments, provided further that no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of our ordinary shares shall be required or shall be voluntarily made until the later of (a) 60 days after the date of this prospectus or (b) our first earnings release following the closing this offering;

•	the transfer of shares to us in connection with the repurchase of our ordinary shares issued pursuant to equity awards granted under a share incentive plan or other equity award plan;

•

the transfer of shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction following offering that is approved by our board of directors and that is made to all holders of our ordinary shares involving a change of control of our company if, after such change of control, the acquiring person or group of affiliated persons would hold more than 75% of our outstanding voting securities, provided that in the event that such change of control is not completed, the lock-up party’s shares will remain subject to the provisions of the lock-up agreement;

•	the transfer of shares by operation of law pursuant to a qualified domestic order or pursuant to a divorce settlement or any other court order;

•

the receipt of ordinary shares from us in connection with the exercise of options or the vesting and settlement of restricted share units or other rights granted under a share incentive plan or other equity award plan, provided that in each case, any ordinary shares issued upon exercise of such option, or other rights or the vesting and settlement of restricted share units will continue to be subject to the lock-up restrictions until the expiration of the lock-up period; and

•

the establishment or amendment of a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the date of the lock-up agreement relating to the sale of the lock-up party’s shares, provided that the securities subject to such plan may not be transferred until after the expiration of the lock-up period, provided, however, that any of the lock-up party’s shares that are no longer subject to the restrictions under the lock-up agreement due to the early lock-up expiration as provided above, may be sold pursuant to such plan.

The lock-up restrictions will not apply to (i) our ordinary shares to be sold hereunder, (ii) the issuance by us of ordinary shares upon the exercise (including net exercise) of an option or warrant, vesting or settlement of a restricted stock unit, or the exercise, conversion or exchange of a security outstanding on the date hereof, (iii) the grant of options to purchase or the issuance by us of ordinary shares or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares, in each case pursuant to our equity-based compensation plans disclosed in this prospectus, (iv) the entry into an agreement providing for the issuance by us of ordinary shares or any security convertible into or exercisable for ordinary shares in connection with the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement, (v) the entry into any agreement approved by our board of directors providing for the issuance of our ordinary shares or any security convertible into or exercisable for ordinary shares in connection with joint ventures, commercial relationships, charitable contributions or other strategic transactions approved by our board of directors, and the issuance of any such securities pursuant to any such agreement, and (vi) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to our equity-based compensation plans that are described in this prospectus or any assumed employee benefit plan contemplated by clause (iv), provided that in the case of clauses (iv) and (v), the aggregate number of ordinary shares that we may sell or issue or agree to sell or issue pursuant to clauses (iv) and (v) shall not exceed 10% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and provided further that in the case of clauses (ii), (iii), (iv) and (v) we will cause each recipient of such securities to execute and deliver to Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on or prior to the issuance of such securities, an agreement on substantially the same terms as the agreement referenced in this prospectus for the balance of the 180 day restricted period and enter stop transfer instructions with our transfer agent and registrar on such securities, which we will not waive or amend without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC.

In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price has been negotiated between us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our ordinary shares have been approved for listing on the New York Stock Exchange under the symbol “ESTC.”

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4.9 million. We have agreed to reimburse the underwriters for up to $35,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of securities may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ordinary shares to be offered so as to enable an investor to decide to purchase our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the ordinary shares offered hereby and other legal matters concerning this offering relating to Dutch law will be passed upon for us by De Brauw Blackstone Westbroek N.V., The Netherlands. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements as of April 30, 2017 and 2018 and for the years ended April 30, 2017 and 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES

Elastic is incorporated under the laws of the Netherlands. A substantial portion of our business is conducted, and a substantial portion of our assets are located, in jurisdictions outside the United States. Certain members of our board of directors and certain of the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. In such proceedings however, a Dutch court may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a federal or state court in the United States without re-examination or re-litigation of the substantive matters adjudicated thereby, if:

•	the jurisdiction of the U.S. federal or state court has been based on internationally accepted principles of private international law;

•	that judgment resulted from legal proceedings compatible with Dutch notions of due process;

•	that judgment does not contravene public policy of the Netherlands; and

•

that judgment is not incompatible with (x) an earlier judgment of a Dutch court between the same parties or (y) an earlier judgment of a foreign court between the same parties in a dispute regarding the same subject and based on the same cause, if that earlier foreign judgment is recognizable in the Netherlands.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event a third party is liable to a Dutch company, shareholders cannot bring a claim against that third party to recover losses sustained as a result of a decrease in value, or loss of an increase in value, of their shares, unless a specific duty of care towards those shareholders was breached by the third party. The Dutch Civil Code provides for the possibility to initiate actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages, but may result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such a declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party within a term, set by the court, of at least three months. Alternatively, an individual injured party may itself bring a civil claim for damages.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.elastic.co. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ELASTIC B.V.

Elastic B.V.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Elastic B.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Elastic B.V. and its subsidiaries (“the Company”) as of April 30, 2018 and April 30, 2017, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preference shares and shareholders’ deficit and of cash flows for each of the two years in the period ended April 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018 and April 30, 2017, and the results of its operations and its cash flows for each of the two years in the period ended April 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 7, 2018

We have served as the Company’s auditor since 2018.

Elastic B.V.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	April 30,		July 31, 2018	Pro Forma
	2017	2018		July 31, 2018
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$59,640	$50,941	$51,071
Restricted cash	250	668	2,292
Short-term investments	15,000	—	—
Accounts receivable, net of allowance for doubtful accounts of $357, $776 and $875 as of April 30, 2017, April 30, 2018 and July 31, 2018 (unaudited), respectively	30,089	53,233	43,452
Deferred contract acquisition costs	7,288	12,125	12,688
Prepaid expenses and other current assets	8,304	15,261	15,386

Total current assets	120,571	132,228	124,889
Property and equipment, net	4,580	4,536	4,185
Goodwill	12,057	19,182	20,124
Intangible assets, net	2,721	8,297	8,943
Deferred contract acquisition costs, non-current	2,847	5,954	5,675
Deferred offering costs	—	242	2,135
Deferred tax assets	1,194	3,946	3,080
Other assets	377	8,628	8,268

Total assets	$144,347	$183,013	$177,299

Liabilities, Redeemable Convertible Preference Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$1,799	$2,176	$5,348
Accrued expenses and other liabilities	5,599	11,816	17,276
Accrued compensation and benefits	6,880	15,191	11,855
Deferred revenue	49,394	95,929	95,777

Total current liabilities	63,672	125,112	130,256
Deferred revenue, non-current	4,758	6,632	7,814
Other liabilities, non-current	3,534	3,877	4,627

Total liabilities	71,964	135,621	142,697

Commitments and contingencies (Note 5)
Redeemable convertible preference shares, par value €0.001 per share; 29,026,193 shares authorized; 28,939,466 shares issued and outstanding as of April 30, 2017, April 30, 2018 and July 31, 2018 (unaudited) (aggregate liquidation preference of $201,493 as of April 30, 2018 and July 31, 2018 (unaudited)); shares authorized; no shares issued and outstanding as of July 31, 2018, pro forma (unaudited)	200,921	200,921	200,921	—

Shareholders’ (deficit) equity:
Ordinary shares, par value of €0.001 per share; 72,000,000 shares authorized; 31,130,047, 33,232,955 and 33,553,263 shares issued and outstanding as of April 30, 2017, April 30, 2018 and July 31, 2018 (unaudited), respectively	31	33	33	—
Ordinary shares, par value of €0.01 per share; shares authorized; 62,492,729 shares issued and outstanding as of July 31, 2018, pro forma (unaudited)	—	—	—	624
Treasury shares, 35,937 shares (repurchased at an average price of $10.30 per share)	(25)	(369)	(369)	(369)
Additional paid-in capital	35,395	62,542	69,068	272,257
Accumulated other comprehensive loss	(1,892)	(961)	(1,699)	(1,699)
Accumulated deficit	(162,047)	(214,774)	(233,352)	(236,211)

Total shareholders’ (deficit) equity	(128,538)	(153,529)	(166,319)	34,602

Total liabilities, redeemable convertible preference shares and shareholders’ (deficit) equity	$144,347	$183,013	$177,299	$34,602

The accompanying notes are an integral part of these consolidated financial statements.

Elastic B.V.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Revenue
License – self-managed	$14,503	$25,759	$4,649	$7,240
Subscription – self-managed and SaaS	65,243	123,623	24,742	44,369

Total subscription revenue	79,746	149,382	29,391	51,609
Professional services	8,431	10,553	2,253	5,035

Total revenue	88,177	159,935	31,644	56,644

Cost of revenue
Cost of license – self-managed	55	387	97	97
Cost of subscription – self-managed and SaaS	13,161	27,920	4,982	10,201

Total cost of revenue – subscription	13,216	28,307	5,079	10,298
Cost of professional services	6,629	12,433	2,335	5,259

Total cost of revenue	19,845	40,740	7,414	15,557

Gross profit	68,332	119,195	24,230	41,087

Operating expenses
Research and development	32,601	55,641	10,824	18,981
Sales and marketing	56,612	82,606	17,047	30,422
General and administrative	26,291	28,942	5,533	10,099

Total operating expenses	115,504	167,189	33,404	59,502

Operating loss	(47,172)	(47,994)	(9,174)	(18,415)
Other income (expense), net	(583)	(1,357)	(724)	596

Loss before income taxes	(47,755)	(49,351)	(9,898)	(17,819)
Provision for income taxes	4,213	3,376	69	759

Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.71)	$(1.65)	$(0.32)	$(0.56)

Weighted-average shares used to compute net loss per share attributable to ordinary shareholders, basic and diluted	30,359,419	32,033,792	31,439,156	32,978,163

Pro forma net loss per share, basic and diluted (unaudited)		$(0.86)		$(0.30)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)		60,973,258		61,917,629

The accompanying notes are an integral part of these consolidated financial statements.

Elastic B.V.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended April 30,		Three Months Ended July 31, 2018
	2017	2018	2017	2018
			(unaudited)
Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)
Other comprehensive income (loss):
Foreign currency translation adjustments	(432)	931	1,060	(738)

Other comprehensive income (loss)	(432)	931	1,060	(738)

Total comprehensive loss	$(52,400)	$(51,796)	$(8,907)	$(19,316)

The accompanying notes are an integral part of these consolidated financial statements.

Elastic B.V.

Consolidated Statements of Redeemable Convertible Preference Shares

and Shareholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preference Shares		Ordinary Shares		Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Amount
Balances as of May 1, 2016	25,394,234	$143,115	29,770,625	$30	$—	$8,607	$(1,460)	$(110,079)	$(102,902)
Issuance of Series D redeemable convertible preference shares, net of issuance costs of $194	3,545,232	57,806	—	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	—	—	672,447	—	—	2,086	—	—	2,086
Repurchase of ordinary shares	—	—	(2,000)	—	(25)	—	—	—	(25)
Vesting of early exercised stock options	—	—		—	—	109	—	—	109
Ordinary shares issued in connection with the acquisition of Prelert	—	—	688,975	1	—	5,707	—	—	5,708
Stock-based compensation expense	—	—	—	—	—	18,886	—	—	18,886
Net loss	—	—	—	—	—	—	—	(51,968)	(51,968)
Foreign currency translation	—	—	—	—	—	—	(432)	—	(432)

Balances as of April 30, 2017	28,939,466	$200,921	31,130,047	$31	$(25)	$35,395	$(1,892)	$(162,047)	$(128,538)

Issuance of ordinary shares upon exercise of stock options	—	—	668,518	1	—	2,336	—	—	2,337
Issuance of ordinary shares related to early exercised stock options	—	—	148,630	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	(33,937)	—	(344)	—	—	—	(344)
Vesting of early exercised stock options	—	—		—	—	109	—	—	109
Ordinary shares issued in connection with the acquisition of Prelert	—	—	98,425	—	—	—	—	—	—
Ordinary shares issued in connection with the acquisition of Opbeat	—	—	488,998	—	—	4,018	—	—	4,018
Ordinary shares issued in connection with the acquisition of Swiftype			732,274	1	—	8,391	—	—	8,392
Stock-based compensation expense	—	—	—	—	—	12,293	—	—	12,293
Net loss	—	—	—	—	—	—	—	(52,727)	(52,727)
Foreign currency translation	—	—	—	—	—	—	931	—	931

Balances as of April 30, 2018	28,939,466	$200,921	33,232,955	$33	$(369)	$62,542	$(961)	$(214,774)	$(153,529)

Issuance of ordinary shares upon exercise of stock options (unaudited)	—	—	229,464	—	—	649	—	—	649
Ordinary shares issued in connection with the acquisition of Lambda Lab (unaudited)	—	—	134,474	—	—	—	—	—	—
Vesting of ordinary shares subject to repurchase (unaudited)	—	—	—	—	—	449	—	—	449
Repurchase of early exercised stock options (unaudited)	—	—	(43,630)	—	—	—	—	—	—
Stock-based compensation expense (unaudited)	—		—	—	—	5,428	—	—	5,428
Net loss (unaudited)	—	—	—	—	—	—	—	(18,578)	(18,578)
Foreign currency translation (unaudited)	—	—	—	—	—	—	(738)	—	(738)

Balances as of July 31, 2018 (unaudited)	28,939,466	$200,921	33,553,263	$33	$(369)	$69,068	$(1,699)	$(233,352)	$(166,319)

The accompanying notes are an integral part of these consolidated financial statements.

Elastic B.V.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Cash flows from operating activities
Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation and amortization	3,150	5,066	1,023	1,542
Amortization of deferred contract acquisition costs	8,417	12,731	2,602	4,019
Stock-based compensation expense	18,886	12,742	2,255	5,665
Other	30	1	—	—
Changes in operating assets and liabilities, net of impact of business acquisitions:
Accounts receivable, net	(11,128)	(21,606)	4,608	9,148
Deferred contract acquisition costs	(12,290)	(20,497)	(2,701)	(4,519)
Prepaid expenses and other current assets	(3,707)	(6,920)	(441)	1,043
Other assets	829	(7,842)	(1,871)	1,533
Accounts payable	(241)	(23)	1,355	3,182
Accrued expenses and other liabilities	2,369	4,397	3,019	2,877
Accrued compensation and benefits	2,595	8,045	(554)	(3,154)
Deferred revenue	26,951	45,814	1,522	2,368

Net cash (used in) provided by operating activities	(16,107)	(20,819)	850	5,126

Cash flows from investing activities
Purchases of property and equipment	(843)	(2,968)	(394)	(336)
Purchase of short-term investments	(15,000)	—	—	—
Maturities of short-term investments	—	15,000	7,500	—
Business acquisitions, net of cash acquired	(4,488)	(3,702)	(3,051)	(1,986)

Net cash (used in) provided by investing activities	(20,331)	8,330	4,055	(2,322)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preference shares, net of issuance costs	57,806	—	—	—
Proceeds from issuance of ordinary shares upon exercise of stock options	2,086	2,337	557	649
Proceeds from issuance of ordinary shares related to early exercise of stock options	—	1,566	—	—
Repurchase of early exercised options	—	—	—	(500)
Repurchase of ordinary shares	(25)	(344)	—	—
Repayment of notes payable	(106)	(132)	(28)	(20)

Net cash provided by financing activities	59,761	3,427	529	129

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(635)	781	981	(1,179)

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,688	(8,281)	6,415	1,754

Cash, cash equivalents, and restricted cash, beginning of period	37,202	59,890	59,890	51,609

Cash, cash equivalents, and restricted cash, end of period	$59,890	$51,609	$66,305	$53,363

Supplemental disclosures of cash flow information
Cash paid for income taxes	$1,442	$3,189	$102	$397
Cash paid for interest	$21	$14	$3	$2
Supplemental disclosures of non-cash investing and financing information
Purchases of property and equipment included in accounts payable	$69	$6	$51	$62
Vesting of early exercised stock options	$109	$109	$28	$—
Vesting of shares subject to repurchase	—	—	—	$449
Issuance of ordinary shares for business acquisitions	$5,708	$12,410	$4,018	$—
Deferred offering costs accrued, unpaid	$—	$242	$—	$1,893

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Elastic B.V. (formerly Elasticsearch Global B.V.) (the “Company”) was founded in 2012 and has its corporate seat in Amsterdam, the Netherlands. Elastic is a search company. It created the Elastic Stack, a powerful set of software products that ingest and store data from any source and in any format, and perform search, analysis, and visualization in milliseconds or less. Developers build on top of the Elastic Stack to apply the power of search to their data and solve business problems. The Company also offers software solutions built on the Elastic Stack that address a wide variety of use cases including app search, site search, enterprise search, logging, metrics, application performance monitoring (“APM”), business analytics, and security analytics. The Elastic Stack and the Company’s solutions are designed to run on premises, in public or private clouds, or in hybrid environments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no effect on the previously reported net income.

Fiscal Year

The Company’s fiscal year ends on April 30. References to fiscal 2018, for example, refer to the fiscal year ended April 30, 2018.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of July 31, 2018, the consolidated statements of operations and of comprehensive loss and of cash flows for the three months ended July 31, 2017 and 2018, and the consolidated statement of redeemable convertible preference shares and shareholders’ deficit for the three months ended July 31, 2018 are unaudited. These interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, include all adjustments necessary to fairly state the Company’s financial position as of July 31, 2018 and the results of the Company’s operations and cash flows for the three months ended July 31, 2017 and 2018. The financial data and other financial information disclosure in the notes to these consolidated financial statements related to the three month periods are also unaudited. The results for the three months ended July 31, 2018 are not necessarily indicative of the operating results expected for the year ending April 30, 2019, or any future period.

Unaudited Pro Forma Balance Sheet

All outstanding shares of redeemable convertible preference shares will automatically convert into ordinary shares upon the resolution of the Company’s board of directors immediately prior to the consummation of a qualifying initial public offering (“IPO”), as defined in the Company’s articles of association. The unaudited pro forma balance sheet information as of July 31, 2018 has been prepared assuming the automatic conversion of the redeemable convertible preference shares into 28,939,466 ordinary shares, and a change in par value of ordinary shares from €0.001 per share to €0.01 per share as required by Dutch law at the time of the Company’s conversion to Elastic N.V. Ordinary shares issuable and the proceeds the Company expects to receive upon the completion of a qualifying IPO are excluded from such pro forma financial information.

During fiscal 2018, the Company granted its Chief Executive Officer 314,297 stock options that include a performance-based vesting condition (“CEO grant”). The performance-based requirement is satisfied on the effective date of an IPO, subject to his continued service through the effective date. The Company will record stock-based compensation expense relating to these stock options that vest upon the effectiveness of an IPO. Accordingly, the unaudited pro forma balance sheet information as of July 31, 2018 gives effect to stock-based compensation expense of $1.4 million associated with these stock options. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit.

During fiscal 2018, the Company granted certain employees restricted stock awards (“RSAs”) with both service-based and performance-based vesting conditions. These awards are not legally issued and outstanding as of April 30, 2018 and July 31, 2018, as issuance of these awards is contingent on payment of the subscription price by employees. As of April 30, 2018 and July 31, 2018, the subscription price for these awards has not yet been paid and these awards have not been issued. The performance-based requirement is satisfied on the earlier of: (1) a change of control transaction or (2) the expiration of the lock-up period after the effective date of an IPO, subject to continued service through the end of the lock-up period. The service-based vesting condition is satisfied based on one of two vesting schedules: (i) vesting of 50% of the shares upon the closing of the Swiftype acquisition (refer to Note 4—Business Combinations), 25% of the shares on the one-year anniversary of the closing, and 25% of the shares on the two-year anniversary of the closing, or (ii) vesting of 50% of the shares on the one-year anniversary of the closing of the Swiftype acquisition and 50% of the shares on the two-year anniversary of the closing. These RSAs vest on the first date upon which both the service-based and performance-based vesting conditions are satisfied. The performance-based vesting condition is not deemed probable of occurring as of April 30, 2018 and July 31, 2018, thus no stock-based compensation expense has been recognized. The satisfaction of the performance-based vesting condition is expected to become probable upon the completion of the Company’s IPO, at which point the Company will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSAs will be recognized over the remaining requisite service period. Accordingly, the unaudited pro forma balance sheet information as of July 31, 2018 gives effect to stock-based compensation expense of approximately $1.5 million associated with these RSAs. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustments. RSA holders will generally incur taxable income based upon the fair value of the shares on the date they vest. The Company is required to withhold taxes on such value at applicable minimum statutory rates. The Company is unable to quantify these obligations as of April 30, 2018 and July 31, 2018 and will remain unable to quantify them until the vesting of the RSAs, as the withholding obligations will be based on the fair value of the shares on the date they vest.

During fiscal 2018 and the three months ended July 31, 2018, the Company granted certain employees restricted stock units (“RSUs”). These RSUs include a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is generally satisfied over four years with 25% vesting on the one-year anniversary of the award and the remainder vesting quarterly over the next 36 months; subject to the grantee’s service to the Company. The performance-based vesting condition is defined as (i) a change in control where the consideration paid to the Company’s equity security holders is cash, publicly traded stock, or a combination of both, or (ii) the expiration of any lock-up period upon an IPO; subject in each instance to the grantee’s continued service through such date. These RSUs are cash settled upon exercise and will be paid as a cash bonus equal to the difference between the strike price of the applicable RSU award and the then current fair market value of ordinary shares subject to the RSU award. The Company has determined that the impact of additional compensation expense related to these RSUs that will be recorded upon an IPO to be immaterial and thus excluded the adjustment to accumulated deficit from the pro forma balance sheet.

Unaudited Pro Forma Net Loss per Share Attributable to Ordinary Shareholders

The unaudited pro forma net loss per share attributable to ordinary shareholders (basic and diluted) for the year ended April 30, 2018 and the three months ended July 31, 2018 has been computed to give effect to the automatic conversion upon the resolution of the Company’s board of directors immediately prior to the consummation of a qualifying IPO of redeemable convertible preference shares into ordinary shares using the if-converted method as though such IPO had occurred as of the beginning of the period or the date of issuance, if later.

Stock-based compensation expense associated with options granted to the CEO and with RSAs discussed above is excluded from the pro forma presentation as these are not expected to have a recurring impact on the Company’s financial statements. The pro forma share amounts exclude shares issuable for the RSAs granted as the vesting is contingent upon continued employment through the expiration of the lock-up period.

Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, allocation of revenue between recognized and deferred amounts, deferred contract acquisition costs, allowance for doubtful accounts, valuation of stock-based compensation, fair value of ordinary shares, fair value of acquired intangible assets and goodwill, useful lives of acquired intangible assets and property and equipment, and valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The Company determines the functional currency of each subsidiary in accordance with ASC 830, Foreign Currency Matters, based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

For the subsidiaries where the U.S. dollar is the functional currency, foreign currency denominated monetary assets and liabilities are re-measured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are re-measured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency re-measurement and settlements are included in other income (expense), net in the consolidated statement of operations. For the years ended April 30, 2017 and April 30, 2018, the Company recognized re-measurement loss of $0.6 million and $1.3 million, respectively. For the three months ended July 31, 2017 and 2018 (unaudited), the Company recognized a re-measurement loss of $0.8 million and a re-measurement gain of $0.6 million, respectively.

For subsidiaries where the functional currency is other than the U.S. dollar, the Company uses the period-end exchange rates to translate assets and liabilities, the average monthly exchange rates to translate revenue and expenses, and historical exchange rates to translate shareholders’ (deficit) equity, into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive loss as a component of shareholders’ (deficit) equity in the consolidated balance sheet.

Comprehensive Loss

The Company’s comprehensive loss includes net loss and unrealized gains and losses on foreign currency translation adjustments.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments, including money market funds with an original maturity of three months or less at the date of purchase, to be cash equivalents. The carrying amount of the Company’s cash equivalents approximates fair value, due to the short maturities of these instruments. Restricted cash represents cash on deposit with financial institutions in support of letters of credit in favor of certain landlords for non-cancelable lease agreements.

Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statement of cash flows includes the aggregate amounts of cash and cash equivalents and the restricted cash as shown on the consolidated balance sheet. Cash, cash equivalents, and restricted cash as reported in the Company’s consolidated statement of cash flows consists of the following (in thousands):

	As of May 1, 2016	As of April 30,		As of July 31, 2018
		2017	2018
				(unaudited)
Cash and cash equivalents	$36,952	$59,640	$50,941	$51,071
Restricted cash	250	250	668	2,292

Cash, cash equivalents and restricted cash	$37,202	$59,890	$51,609	$53,363

Short-Term Investments

Investments with an original maturity of three months or less at the date of purchase are considered cash equivalents, while all other investments are classified as short-term or long-term based on the nature of the investments, their maturities, and their availability for use in current operations. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s short-term investments consist of bank deposits with original maturities greater than three months but less than twelve months and are classified as short-term investments within current assets in the consolidated balance sheet.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash equivalents, accounts receivable, accounts payable, and accrued liabilities. Cash equivalents are stated at amortized cost, which approximates fair value at the balance sheet dates, due to the short period of time to maturity. Accounts receivable, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheet consisting primarily of cash equivalents are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company measures its financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value:

•	Level 1: Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2:    Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short period of time to maturity, receipt or payment.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, restricted cash, short-term investments, and accounts receivable. The primary focus of the Company’s investment strategy is to preserve capital and meet liquidity requirements. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits. The Company invests its excess cash in highly-rated money market funds and in short-term investments. The Company extends credit to customers in the normal course of business. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Management performs ongoing credit evaluations of customers and maintain allowances for potential credit losses on customers’ accounts when deemed necessary.

As of April 30, 2017 and April 30, 2018, no customer represented 10% or more of net accounts receivable. As of July 31, 2018 (unaudited), one customer represented 10% of net accounts receivable. No customer accounted for more than 10% of the Company’s revenue for the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2017 and 2018 (unaudited).

Accounts Receivable, Unbilled Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts billed currently due from customers. The Company’s accounts receivable are subject to collection risk. Gross accounts receivable are reduced for this risk by an allowance for doubtful accounts. This allowance is for estimated losses resulting from the inability of the Company’s customers to make required payments. The Company determines the need for an allowance for doubtful accounts based upon various factors, including past collection experience, credit quality of the customer, age of the receivable balance, and current economic conditions, as well as specific circumstances arising with individual customers. Accounts receivables are written off against the allowance when management determines a balance is uncollectible and the Company no longer actively pursues collection of the receivable.

The Company does not typically offer right of refund in its contracts. The allowance for doubtful accounts reflects the Company’s best estimate of probable losses inherent in the Company’s receivables portfolio. The Company has not experienced significant credit losses from its accounts receivable. As of April 30, 2017, April 30, 2018 and July 31, 2018 (unaudited), the allowance for doubtful accounts was $0.4 million, $0.8 million and $0.9 million, respectively. Activity related to the Company’s allowance for doubtful accounts was as follows (in thousands):

	Year Ended April 30,		Three Months Ended July 31, 2018
	2017	2018
			(unaudited)
Beginning balance	$52	$357	$776
Bad debt expense	431	1,265	208
Accounts written off	(126)	(846)	(109)

Ending balance	$357	$776	$875

Unbilled accounts receivable represents amounts for which the Company has recognized revenue, pursuant to the Company’s revenue recognition policy, for fulfilled obligations, but not yet billed. The unbilled accounts receivable balance was $1.1 million, $1.1 million and $0.9 million as of April 30, 2017, April 30, 2018 and July 31, 2018 (unaudited), respectively.

Capitalized Software Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established upon the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. To date, costs to develop software that is marketed externally have not been capitalized as the current software development process is essentially completed concurrently with the establishment of technological feasibility. As such, all related software development costs are expensed as incurred and included in research and development expense in the consolidated statement of operations.

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, or costs related to development of web-based products are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. The Company did not capitalize any costs related to software developed for internal use or web-based products in the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the financial statements and any resulting gain or loss is reflected within the consolidated statement of operations. There was no material gain or loss incurred as a result of retirement or sale in the periods presented. Repair and maintenance costs are expensed as incurred.

Business Combinations

The Company has completed a number of acquisitions of other businesses in the past and may acquire additional businesses or technologies in the future. The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

When the Company issues stock-based or cash awards to an acquired company’s shareholders, the Company evaluates whether the awards are consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s shareholders beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post- acquisition services and recognized as expense over the requisite service period.

To date, the assets acquired and liabilities assumed in the Company’s business combinations have primarily consisted of goodwill and finite-lived intangible assets, consisting primarily of developed technologies, in-process research & development (“IPR&D”), customer relationships and trade names. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, the nature of the business acquired, and the specific characteristics of the identified intangible assets. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions and competition. In connection with determination of fair values, the Company may engage independent appraisal firms to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations.

Acquisition-related transaction costs incurred by the Company are not included as a component of consideration transferred, but are accounted for as an operating expense in the period in which the costs are incurred.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for using the acquisition method for accounting and is not amortized. The Company tests goodwill for impairment at least annually, in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that this asset may be impaired. For the purposes of impairment testing, the Company has determined that it has one operating segment and one reporting unit. The Company’s test of goodwill impairment starts with a qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. If qualitative factors indicate that the fair value of the reporting unit is more likely than not less than its carrying amount, then a quantitative goodwill impairment test is performed. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the fair value of the reporting unit is less than book value, then under the second step the carrying amount of the goodwill is compared to its implied fair value. There was no impairment of goodwill recorded for the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

Acquired Intangible Assets

Acquired amortizable intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets.

Useful Life (in years)
Trade names	4
Customer relationships	4
Developed technology	4-5

The estimated remaining useful lives for intangible assets range from 2.9 to 3.4 years as of April 30, 2018 and 2.7 to 3.3 years as of July 31, 2018 (unaudited).

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and amortizable acquired intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include: significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. The Company determined that there were no events or changes in circumstances that indicated that its long-lived assets were impaired during the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

In addition to the recoverability assessment, the Company periodically reviews the remaining estimated useful lives of property and equipment and amortizable intangible assets. If the estimated useful life assumption for any asset is changed, the remaining unamortized balance would be depreciated or amortized over the revised estimated useful life, on a prospective basis.

Deferred Offering Costs

Deferred offering costs are capitalized and consist of fees and expenses incurred in connection with the anticipated sale of the Company’s ordinary shares in its planned IPO, including the legal, accounting, printing and other IPO-related costs. Upon consummation of the planned IPO, these deferred offering costs will be reclassified to shareholders’ (deficit) equity and recorded against the proceeds from the offering. As of April 30, 2017, the Company had not incurred such costs. As of April 30, 2018 and July 31, 2018 (unaudited), $0.2 million and $2.1 million of offering costs were deferred, respectively.

Deferred Rent

Rent expense is recognized on a straight-line basis over the non-cancelable term of the operating lease. The Company records the difference between cash rent payments and recognized rent expense as a deferred rent liability included in other accrued liabilities and other liabilities, non-current on the consolidated balance sheet. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rent expense on a straight-line basis over the term of the lease.

Revenue Recognition

The Company generates revenue primarily from the sale of self-managed subscriptions (which include licenses for proprietary features, support, and maintenance) and SaaS subscriptions. The Company also generates revenue from professional services, which consist of consulting and training.

Prior to the year ended April 30, 2017, the Company had not previously reported under U.S. GAAP or prepared financial statements in accordance with U.S. GAAP, and therefore never reported revenue under ASC Topic 605, Revenue Recognition. The consolidated financial statements reflect the Company’s accounting for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which the Company early adopted on May 1, 2017. The Company is presenting the consolidated financial statements for the year ended April 30, 2017 as if ASC 606 had been effective for this period.

Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps:

(i)	identification of the contract with a customer;

The Company contracts with its customers through order forms, which in some cases are governed by master sales agreements. The Company determines that it has a contract with a customer when the order form has been approved, each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, reputation and financial or other information pertaining to the customer. At contract inception the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company has concluded that its contracts with customers do not contain warranties that give rise to a separate performance obligation.

(ii)	determination of whether the promised goods or services are performance obligations;

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

The Company’s self-managed subscriptions include both an obligation to provide access to proprietary features in its software, as well as an obligation to provide support (on both open source and proprietary features) and maintenance. The Company’s SaaS products provide access to hosted software as well as support, which the Company considers to be a single performance obligation.

Services-related performance obligations relate to the provision of consulting and training services. These services are distinct from subscriptions and do not result in significant customization of the software.

(iii)	measurement of the transaction price;

The Company measures the transaction price with reference to the standalone selling price (“SSP”) of the various performance obligations inherent within a contract. The SSP is determined based on the prices at which the Company separately sells these products, assuming the majority of these fall within a pricing range. In instances where SSP is not directly observable, such as when the Company does not sell the software license separately, the Company determines the SSP using information that may include market conditions and other observable inputs that can require significant judgment. There is typically more than one SSP for individual products and services due to the stratification of those products and services by quantity, term of the subscription, sales channel and other circumstances. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contain a significant financing component.

(iv)	allocation of the transaction price to the performance obligations;

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative SSP. If one of the performance obligations is outside of the SSP range, the Company allocates SSP considering the midpoint of the range. The Company also considers if there are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP.

(v)	recognition of revenue when the Company satisfies each performance obligation;

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. The Company’s self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue on the Company’s SaaS product is recognized ratably over the contract period when the Company satisfies the performance obligation.

Consulting services are time-based arrangements and revenue is recognized as these services are performed. Revenue from training services is recognized on the dates these services are complete.

The Company generates sales directly through its sales team and through its channel partners. Sales to channel partners are made at a discount and revenues are recorded at this discounted price once all the revenue recognition criteria above are met. To the extent that the Company offers rebates, incentives or joint marketing funds to such channel partners, recorded revenues are reduced by this amount. Channel partners generally receive an order from an end-customer prior to placing an order with the Company. Payment from channel partners is not contingent on the partner’s collection from end-customers.

Disaggregation of Revenue

The following table presents revenue by category (in thousands):

	Year Ended April 30,				Three Months Ended July 31,
	2017		2018		2017		2018
						(unaudited)
	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue	Amount	% of Total Revenue
Self-managed subscription	$70,398	79%	$123,898	77%	$24,662	78%	$41,312	73%
License	14,503	16%	25,759	16%	4,649	15%	7,240	13%
Subscription	55,895	63%	98,139	61%	20,013	63%	34,072	60%
SaaS	9,348	11%	25,484	16%	4,729	15%	10,297	18%

Total subscription revenue	$79,746	90%	$149,382	93%	29,391	93%	51,609	91%

Professional services	8,431	10%	10,553	7%	2,253	7%	5,035	9%

Total revenue	$88,177	100%	$159,935	100%	$31,644	100%	$56,644	100%

Remaining Performance Obligations

As of April 30, 2018 and July 31, 2018 (unaudited), the Company had $212.0 million and $228.5 million of remaining performance obligations, respectively, which is comprised of product and services revenue not yet delivered. As of April 30, 2018, the Company expects to recognize approximately 86% of its remaining performance obligations as revenue over the next 24 months and the remainder thereafter. As of July 31, 2018 (unaudited), the Company expects to recognize approximately 86% of its remaining performance obligations as revenue over the next 24 months and the remainder thereafter.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For annual contracts, the Company typically invoices customers at the time of entering into the contract. For multi-year agreements, the Company generally invoices customers on an annual basis prior to each anniversary of the contract start date. The Company records unbilled accounts receivable related to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to those fulfilled obligations. Contract liabilities consist of deferred revenue which is recognized over the contractual period. The following table provides information about unbilled accounts receivable, deferred contract acquisition costs, and deferred revenue from contracts with customers (in thousands):

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
Unbilled accounts receivable, included in accounts receivable, net	$1,114	$1,139	$933
Deferred contract acquisition costs	$10,135	$18,079	$18,363
Deferred revenue	$54,152	$102,561	$103,591

Significant changes in the unbilled accounts receivable and the deferred revenue balances were as follows (in thousands):

	Unbilled Accounts Receivable
	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Beginning balance	$556	$1,114	$1,114	$1,139
Amounts transferred to accounts receivable from unbilled accounts receivable presented at the beginning of the period	(556)	(1,114)	(1,114)	(1,139)
Revenue recognized during the period in excess of invoices issued	1,114	1,139	628	933

Ending balance	$1,114	$1,139	$628	$933

	Deferred Revenue
	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Beginning balance	$27,222	$54,152	$54,152	$102,561
Additions through acquisition	528	859	—	—
Increases due to invoices issued, excluding amounts recognized as revenue during the period	51,862	96,944	23,729	40,435
Revenue recognized that was included in deferred revenue balance at beginning of period	(25,460)	(49,394)	(20,952)	(39,405)

Ending balance	$54,152	$102,561	$56,929	$103,591

Deferred Contract Acquisition Costs

Deferred contract acquisition costs represent costs that are incremental to the acquisition of customer contracts, which consist mainly of sales commissions and associated payroll taxes. The Company determines whether costs should be deferred based on sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract. Sales commissions for renewal of a contract are considered commensurate with the commissions paid for the acquisition of the initial contract given there is no substantive difference in commission rates.

Deferred contract acquisition costs are expensed commensurate with the recognition of revenue as performance obligations are satisfied. These performance obligations primarily relate to the Company’s subscription contracts which are typically sold for a one to three-year duration. Amortization of deferred contract acquisition costs is recognized in sales and marketing expense in the consolidated statement of operations. The Company periodically reviews the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. The Company did not recognize any impairment of deferred contract acquisition costs during the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

The following table summarizes the activity of the deferred contract acquisition costs (in thousands):

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Beginning balance	$6,262	$10,135	$10,135	$18,079
Capitalization of contract acquisition costs	12,290	20,675	2,793	4,303
Amortization of deferred contract acquisition costs	(8,417)	(12,731)	(2,602)	(4,019)

Ending balance	$10,135	$18,079	$10,326	$18,363

Deferred contract acquisition costs, current	$7,288	$12,125	$7,657	$12,688
Deferred contract acquisition costs, non-current	2,847	5,954	2,669	5,675

Total deferred contract acquisition costs	$10,135	$18,079	$10,326	$18,363

Cost of Revenue

Cost of revenue consists primarily of costs related to providing subscription and professional services to the Company’s customers, including personnel costs (salaries, bonuses and benefits, and stock-based compensation) and related expenses for customer support and services personnel, as well as cloud infrastructure costs, third-party expenses, depreciation of fixed assets, amortization associated with acquired intangible assets, and allocated overhead.

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses and benefits, and stock-based compensation. Research and development costs also include depreciation and allocated overhead.

Advertising

Advertising costs are charged to operations as incurred or the first time the advertising takes place, based on the nature of the advertising, and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising costs were $1.0 million and $1.7 million for the years ended April 30, 2017 and April 30, 2018, respectively. Advertising costs were $0.2 million and $0.6 million for the three months ended July 31, 2017 and 2018 (unaudited), respectively. Advertising costs are recorded in sales and marketing expense in the consolidated statement of operations.

Stock-Based Compensation

Compensation expense related to stock options granted to employees is calculated based on the fair value of stock-based awards on the date of grant. The Company determines the grant date fair value of the awards using the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the stock-based award, which is generally four years. The Company recognizes forfeitures as they occur.

Compensation expense for RSAs and RSUs is amortized on a graded basis over the requisite service period as long as the performance-based vesting condition in the form of a specified liquidity event or a change in control is probable to occur. As of April 30, 2018 and July 31, 2018 (unaudited), the Company had not recognized any stock-based compensation expense for the RSAs or RSUs granted as the specified liquidity event was not probable. The satisfaction of the performance-based vesting condition is expected to become probable upon the completion of the Company’s IPO, at which point the Company will record cumulative stock-based compensation expense using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSAs or RSUs will be recorded over the remaining requisite service period.

Net Loss per Share Attributable to Ordinary Shareholders

The Company calculates basic and diluted net loss per share attributable to ordinary shareholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of redeemable convertible preference shares and early exercised stock options to be participating securities as the holders are entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend is paid on ordinary shares. Under the two-class method, the net loss attributable to ordinary shareholders is not allocated to the redeemable convertible preference shares and early exercised stock options as the holders of redeemable convertible preference shares and early exercised stock options do not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share attributable to ordinary shareholders is calculated by dividing the net loss by the weighted-average number of ordinary shares outstanding during the period, less shares subject to repurchase. Diluted net loss per share attributable to ordinary shareholders is computed by giving effect to all potentially dilutive ordinary shares outstanding for the period. For purposes of this calculation, redeemable convertible preference shares, stock options to acquire ordinary shares, contingently issuable shares, and early exercised stock options are considered potentially dilutive ordinary shares, but have been excluded from the calculation of diluted net loss per share attributable to ordinary shareholders as their effect is antidilutive.

Treasury Shares

Ordinary shares of the Company that are repurchased are recorded as treasury shares at cost and are included as a component of shareholders’ (deficit) equity.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company’s Chief Executive Officer is its CODM. The Company’s CODM reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 13 to the consolidated financial statements.

Income Taxes

The Company is subject to income taxes in the Netherlands and numerous foreign jurisdictions. These foreign jurisdictions may have different statutory rates than the Netherlands. The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and the tax basis of assets and liabilities, as well as for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.

The calculation of the Company’s tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon the Company’s evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than fifty percent likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than fifty percent likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Although the Company believes that it has adequately reserved for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. As the Company expands internationally, it will face increased complexity, and the Company’s unrecognized tax benefits may increase in the future. The Company makes adjustments to its reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

Recently Adopted Accounting Pronouncements (unaudited)

Business Combinations:    In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. The adoption in the three months ended July 31, 2018 did not have a material impact on the Company’s consolidated financial statements.

Stock Compensation:    In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of stock-based payment awards. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. The adoption in the three months ended July 31, 2018 did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

Leases:    In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU 2018-10,Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases (Topic 842), Targeted Improvements, which affect certain aspects of the previously issued guidance. Amendments include an additional transition method that allows entities to apply the new standard on the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings, as well as a new practical expedient for lessors. The new guidance becomes effective for the Company for the fiscal year ending April 30, 2020, though early adoption is permitted. The Company is currently evaluating adoption methods and whether this standard will have a material impact on its consolidated financial statements.

Goodwill Impairment:    In January 2017, the FASB issued ASU No. 2017-04, Intangibles— Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The new standard will simplify the measurement of goodwill by eliminating step two of the two-step impairment test. Step two measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The new guidance becomes effective for the Company for the fiscal year ending April 30, 2021, though early adoption is permitted. The Company does not expect the adoption of the new accounting standard will have a material impact on its consolidated financial statements.

Financial Instruments:    In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU reduces the complexity associated with an issuer’s accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the FASB determined that a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. For public business entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods therein. The new guidance becomes effective for the Company for the fiscal year ending April 30, 2020, though early adoption is permitted. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

Comprehensive Income:    In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provides financial statement preparers with an option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded. For all entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods therein. The new guidance becomes effective for the Company for the fiscal year ending April 30, 2020, though early adoption is permitted. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The Company is currently evaluating the potential impact of this ASU on its consolidated financial statements.

3. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following (in thousands):

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
Prepaid hosting costs	$4,549	$7,834	$7,275
Deposits	931	582	1,456
Prepaid software subscription costs	744	2,483	2,534
Deferred stock-based compensation expense	—	496	1,971
Other	2,080	3,866	2,150

Total prepaid expenses and other current assets	$8,304	$15,261	$15,386

Property and Equipment, Net

The cost and accumulated depreciation of property and equipment are as follows (in thousands):

		As of April 30,		As of July 31, 2018
	Useful Life (in years)	2017	2018
				(unaudited)
Leasehold improvements	Lesser of estimated useful life or remaining lease term	$5,184	$5,725	$5,862
Computer hardware and software	3	3,173	5,132	5,294
Furniture and fixtures	3 - 5	1,857	2,443	2,498
Assets under construction		—	—	47

Property and equipment, gross		10,214	13,300	13,701
Less: Accumulated depreciation		(5,634)	(8,764)	(9,516)

Property and equipment, net		$4,580	$4,536	$4,185

Depreciation expense related to property and equipment was $2.6 million and $3.0 million for the years ended April 30, 2017 and April 30, 2018, respectively, and $0.7 million and $0.8 million for the three months ended July 31, 2017 and 2018 (unaudited), respectively.

Intangible Assets, Net

Intangible assets consisted of the following as of April 30, 2017 (in thousands):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$2,028	$933	$1,095	2.6
IPR&D	1,525	—	1,525	N/A
Trade name	860	770	90	3.3
Customer relationships	240	95	145	2.6

Total	$4,653	$1,798	$2,855

Foreign currency translation adjustment			(134)

Total			$2,721

Intangible assets consisted of the following as of April 30, 2018 (in thousands):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$10,791	$2,838	$7,953	3.4
Trade names	957	809	148	3.0
Customer relationships	398	175	223	2.9

Total	$12,146	$3,822	$8,324

Foreign currency translation adjustment			(27)

Total			$8,297

Intangible assets consisted of the following as of July 31, 2018 (in thousands, unaudited):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Developed technology	$12,130	$3,512	$8,618	3.3
Trade names	972	822	150	2.9
Customer relationships	398	200	198	2.7

Total	$13,500	$4,534	8,966

Foreign currency translation adjustment			(23)

Total			$8,943

Amortization expense for the intangible assets for the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2017 and 2018 (unaudited) was as follows (in thousands):

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Cost of revenue—cost of license—self-managed	$55	$387	$97	$97
Cost of revenue—cost of subscription—self-managed and SaaS	404	1,521	197	576
Sales and marketing	70	119	22	37

Total amortization of acquired intangible assets	$529	$2,027	$316	$710

The expected future amortization expense related to the intangible assets as of April 30, 2018 was as follows (in thousands, by fiscal year):

Years Ending April 30,
2019	$2,678
2020	2,311
2021	2,277
2022	1,058

Total	$8,324

The expected future amortization expense of the intangible assets as of July 31, 2018 (unaudited) was as follows (in thousands, by fiscal year):

Remainder of 2019	$2,244
2020	2,649
2021	2,616
2022	1,396
2023	61

Total	$8,966

Goodwill

The following table represents the changes to goodwill (in thousands):

Carrying Amount
Balances as of May 1, 2016	$4,769
Addition from acquisition	7,554
Foreign currency translation adjustment	(266)

Balance as of April 30, 2017	$12,057

Additions from acquisitions	6,810
Foreign currency translation adjustment	315

Balance as of April 30, 2018	$19,182

Addition from acquisition (unaudited)	1,038
Foreign currency translation adjustment (unaudited)	(96)

Balance of July 31, 2018 (unaudited)	$20,124

There was no impairment of goodwill during the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
Accrued expenses	$594	$3,279	$7,355
Income taxes payable	2,162	2,357	2,034
Value added taxes payable	1,132	2,536	2,729
Liability for early exercise of unvested stock options	109	1,566	1,059
Share repurchase liability	—	449	1,612
Other	1,602	1,629	2,487

Total accrued expenses and other liabilities	$5,599	$11,816	$17,276

Accrued Compensation and Benefits

Accrued compensation and benefits consists of the following (in thousands):

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
Accrued vacation	$3,125	$6,570	$6,603
Accrued commissions	2,244	5,913	3,228
Post-combination compensation liability	—	655	74
Other	1,511	2,053	1,950

Total accrued compensation and benefits	$6,880	$15,191	$11,855

4. Business Combinations

Fiscal 2019 Acquisition (unaudited)

Lambda Lab Corp.

In July 2018, the Company acquired 100% of the share capital of Lambda Lab Corp. (“Lambda Lab”), a privately held company headquartered in the United States. Lambda Lab was a code search company whose product was built on top of Elasticsearch and focused on building semantic understanding of code, exposed through powerful search features. Purchase consideration for the acquisition was $2.0 million in cash. Excluded from the purchase consideration are 134,474 ordinary shares of $2.2 million issued to certain employees of Lambda Lab. These shares are subject to repurchase until the two year anniversary of the close of the acquisition and are contingent upon these employees’ continued employment with the Company. The repurchase option lapses as to fifty percent of the ordinary shares on each anniversary of the close of the acquisition. The Company will record stock-based compensation expense of $2.2 million over the two year vesting term. During the three months ended July 31, 2018, the Company recorded stock-based compensation expense of $0.1 million. As of July 31, 2018, a share repurchase liability, included in accrued expenses and other accrued liabilities and in other liabilities, non-current, was $1.1 million and $1.1 million, respectively. As of July 31, 2018, the deferred stock-based compensation expense included in prepaid expenses and other current assets was $1.6 million and in other assets was $0.5 million.

The following table summarizes the components of the Lambda Lab purchase price and the preliminary allocation of the purchase price at fair value (in thousands):

Cash paid	$1,997

Developed technology	$1,339
Trade name	15
Goodwill	1,038
Net liabilities acquired	(395)

Total purchase consideration	$1,997

The amount allocated to developed technology was $1.3 million. The fair value assigned to developed technology was determined primarily using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The acquired developed technology is being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

Goodwill of $1.0 million, none of which is deductible for tax purposes, was recorded in connection with the Lambda Lab acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.2 million were charged to general and administrative expenses in the consolidated statement of operations for the three months ended July 31, 2018.

Lambda Lab has been included in the Company’s consolidated results of operations since the acquisition date. Lambda Lab’s results were immaterial to the Company’s consolidated results for the three months ended July 31, 2018.

Fiscal 2018 Acquisitions

Swiftype, Inc.

In October 2017, the Company acquired 100% of the share capital of Swiftype, Inc. (“Swiftype”), a privately held company headquartered in the United States. Swiftype provided enterprise search and search engine platforms for organizations, websites and applications. The acquisition has been accounted for as a business combination and the Company has included the financial results of Swiftype in the consolidated financial statements from the date of the acquisition.

The following table summarizes the components of the Swiftype purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$1,724
Ordinary shares	8,392

Total purchase consideration	$10,116

Developed technology	$5,392
Trade name	97
Customer relationships	158
Goodwill	1,885
Net assets acquired	2,584

Total purchase consideration	$10,116

Included in net assets acquired was $1.1 million of cash acquired.

Fifteen percent of the equity consideration, or 109,842 ordinary shares issued to the former shareholders, is subject to repurchase on the fifteen-month anniversary of the close of the acquisition for any indemnity claims that may arise during the indemnification period.

The amounts allocated to developed technology, customer relationships and trade name (the acquired intangible assets) total $5.6 million. The fair value assigned to developed technology was determined using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The fair value of the Company’s customer relationships was determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trade name was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands):

	Fair Value	Useful Life (in years)
Developed technology	$5,392	4
Customer relationships	158	4
Trade name	97	4

Total identifiable intangible assets	$5,647

Goodwill of $1.9 million, none of which is deductible for tax purposes, was recorded in connection with the Swiftype acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.3 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2018.

Opbeat, Inc.

In May 2017, the Company acquired 100% of the share capital of Opbeat, Inc. (“Opbeat”), a privately-held company headquartered in the United States. Opbeat was an Application Performance Monitoring (“APM”) company that helped developers find and fix issues faster by monitoring the end-to-end performance impact of changes to the application code.

The following table summarizes the components of the Opbeat purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$3,123
Ordinary shares	4,019

Total purchase consideration	$7,142

Developed technology	$1,846
Goodwill	4,925
Net assets acquired	371

Total purchase consideration	$7,142

Included in net assets acquired was $0.1 million of cash acquired.

Fifteen percent of the equity consideration, or 73,349 ordinary shares, is subject to repurchase on the fifteen-month anniversary of the close of the acquisition for any indemnity claims that may arise during the indemnification period.

The amount allocated to developed technology was $1.8 million. The fair value assigned to developed technology was determined primarily using the multi-period excess earnings model, which estimates the revenue and cash flows derived from the asset and then deducts portions of the cash flow that can be attributed to supporting assets otherwise recognized. The acquired developed technology is being amortized on a straight-line basis over four years, which approximates the pattern in which these assets are utilized.

The following table sets forth the components of the identifiable intangible asset acquired and its estimated useful life as of the date of acquisition (in thousands):

	Fair Value	Useful Life (in years)
Developed technology	$1,846	4

Goodwill of $4.9 million, none of which is deductible for tax purposes, was recorded in connection with the Opbeat acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Acquisition costs of $0.3 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2018.

Founders consideration holdback

Founders of Opbeat will receive an aggregate cash payment of $0.7 million at each of the one and two-year anniversary of the close of the acquisition. These payments are contingent upon continued employment with the Company and therefore have been excluded from the purchase consideration. As of April 30, 2018, the Company had accrued for $0.7 million of the contingent cash payment which is included in accrued expenses and other accrued liabilities on the balance sheet. Excluded from the purchase consideration are 93,052 ordinary shares of $0.9 million issued to the founders of Opbeat as these are subject to repurchase until the two year anniversary of the close of the acquisition and are contingent upon these founders’ continued employment with the Company. The repurchase option lapses as to fifty percent of the ordinary shares on each anniversary of the close of the acquisition. The Company will record stock-based compensation expense of $0.9 million over the two-year vesting term. For the year ended April 30, 2018, the Company recorded stock-based compensation expense of $0.4 million. As of April 30, 2018, a share repurchase liability, included in accrued expenses and other accrued liabilities, and other liabilities, non-current was $0.4 million and $0.5 million, respectively. As of April 30, 2018, the deferred stock-based compensation expense, included within prepaid expenses and other current assets, was $0.5 million.

Fiscal 2017 Acquisition

Prelert, Inc.

In September 2016, the Company acquired 100% of the share capital of Prelert, Inc. (“Prelert”), a privately-held company headquartered in the United States. Prelert provided software for machine learning through its subscription offerings. Prelert’s products have been integrated into the Company’s existing subscription offerings. The acquisition has been accounted for as a business combination and the Company has included the financial results of Prelert in the consolidated financial statements from the date of the acquisition.

The following table summarizes the components of the Prelert purchase price and the allocation of the purchase price at fair value (in thousands):

Cash paid	$5,000
Ordinary shares	5,708

Total purchase consideration	$10,708

Developed technology	$411
Trade name	108
Customer relationships	93
IPR&D	1,525
Goodwill	7,554
Net assets acquired	1,017

Total purchase consideration	$10,708

Included in net assets acquired was $0.5 million of cash acquired.

The amounts allocated to developed technology, customer relationships and trade name (the acquired intangible assets) total $0.6 million. The fair value assigned to developed technology was determined primarily using the cost approach, which estimates the cost to reproduce the asset, adjusted for loss due to functional and economic obsolescence. The fair value of the Company’s customer relationships was determined primarily using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The fair value assigned to trade name was determined using the relief from royalty method, where the owner of the asset realizes a benefit from owning the intangible asset rather than paying a rental or royalty rate for use of the asset. The acquired identifiable intangible assets are being amortized on a straight-line basis over four to five years, which approximates the pattern in which these assets are expected to be utilized. Additionally, $1.5 million of the purchase consideration was allocated to IPR&D relating to Prelert’s Elasticsearch interface that had not been fully built at the time of the acquisition. In May 2017, after completion of additional developmental effort around the machine learning feature, the IPR&D was transferred to developed technology and is being amortized over a period of five years, which approximates the pattern in which this asset is expected to be utilized.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition (in thousands):

	Fair Value	Useful Life (in years)
Developed technology	$411	5
Customer relationships	93	4
Trade name	108	4
IPR&D	1,525	N/A

Total identifiable intangible assets	$2,137

Goodwill of $7.6 million, none of which is deductible for tax purposes, was recorded in connection with the Prelert acquisition, which is primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

Twelve and one-half percent of the equity consideration, or 98,425 ordinary shares, was held back for customary indemnification matters in accordance with the acquisition agreement. No indemnity claims were made by the Company during the eighteen-month indemnification period that expired in March 2018.

Acquisition costs of $0.2 million were charged to general and administrative expenses in the consolidated statement of operations for the year ended April 30, 2017.

Prelert has been included in the Company’s consolidated results of operations since the acquisition date. Prelert’s results were immaterial to the Company’s consolidated results for the year ended April 30, 2017.

Fair Value of Ordinary Shares Used for Purchase Consideration

The fair value of the ordinary shares issued as part of the consideration paid for the above acquisitions was determined by the Company’s board of directors based on numerous subjective and objective factors, including, but not limited to, a contemporaneous valuation performed by an independent third-party valuation firm. Because the Company is not publicly traded, the Company’s board of directors considers valuations of comparable companies, sales of redeemable convertible preference shares, sales of ordinary shares to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s ordinary shares, and general and industry-specific economic outlook, among other factors.

Pro Forma and Subsequent Historical Results

Pro forma results of operations and historical results of operations subsequent to purchase date have not been presented as the results and financial positions of the acquired companies were not material, individually or in aggregate, to the Company’s financial position or results of operations as of or for the years ended April 30, 2017 and April 30, 2018 and the three months ended July 31, 2018 (unaudited).

5. Commitments and Contingencies

Operating Leases

The Company has entered into non-cancelable operating leases, primarily related to rental of office space, expiring through 2025. The Company recognizes operating lease costs on a straight-line basis over the term of the agreement, taking into account adjustments for market provisions such as free or escalating base monthly rental payments or deferred payment terms such as rent holidays that defer the commencement date of the required payments. The Company may receive renewal or expansion options, leasehold improvement allowances or other incentives on certain lease agreements.

Hosting Infrastructure Commitments

In December 2017, the Company entered into non-cancelable capacity commitments with a hosting infrastructure vendor for a total minimum commitment of $12.5 million in each of the subsequent three years. As of April 30, 2018 and July 31, 2018 (unaudited), the Company had paid $11.7 million and $12.5 million toward the first year commitment, respectively.

Other Commitments

Other commitments, as presented in the table below, consist of a loan issued to finance the Company’s tenant improvements. The current portion of the loan is included within other accrued liabilities and the non-current portion is included within other liabilities, non-current on the consolidated balance sheet. The term of the arrangement is 60 months, terminating in January 2020. The Company repaid $0.1 million and less than $0.1 million of the loan, including both principal and interest, during the year ended April 30, 2018 and the three months ended July 31, 2018 (unaudited), respectively. The outstanding balance of the loan, including interest, was $0.2 million as of April 30, 2018 and July 31, 2018 (unaudited).

Future minimum lease payments under non-cancelable office leases, hosting infrastructure commitments, and other commitments as of April 30, 2018 were as follows (in thousands):

Years Ending April 30,	Minimum Lease Payments	Hosting Infrastructure Commitments	Other Commitments	Total
2019	$5,993	$5,998	$112	$12,103
2020	5,992	12,500	83	18,575
2021	5,108	7,292	—	12,400
2022	5,014	—	—	5,014
2023	5,130	—	—	5,130
Thereafter	12,990	—	—	12,990

Total	$40,227	$25,790	$195	$66,212

Future minimum lease payments under non-cancelable office leases, hosting infrastructure commitments, and other commitments as of July 31, 2018 were as follows (in thousands, unaudited):

Years Ending April 30,	Minimum Lease Payments	Hosting Infrastructure Commitments	Other Commitments	Total
2019 (remaining nine months)	$5,395	$5,208	$92	$10,695
2020	7,310	12,500	83	19,893
2021	5,805	7,292	—	13,097
2022	5,720	—	—	5,720
2023	5,837	—	—	5,837
Thereafter	13,225	—	—	13,225

Total	$43,292	$25,000	$175	$68,467

Rent expense related to operating leases was $5.4 million and $6.5 million for the years ended April 30, 2017 and April 30, 2018, respectively, and $1.4 million and $1.8 million for the three months ended July 31, 2017 and 2018 (unaudited), respectively.

Letters of Credit

The Company had a total of $0.7 million and $2.3 million in letters of credit outstanding in favor of certain landlords for office space as of April 30, 2018 and July 31, 2018 (unaudited). These letters of credit renew annually and expire on various dates through 2023.

Legal Matters

From time to time, the Company has become involved in claims and other legal matters arising in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together have a material adverse effect on its business, results of operations, financial position or cash flows.

The Company accrues estimates for resolution of legal and other contingencies when losses are probable and estimable.

Although the results of litigation and claims are inherently unpredictable, the Company believes that there was not at least a reasonable possibility that the Company had incurred a material loss with respect to such loss contingencies, as of April 30, 2018 and July 31, 2018 (unaudited), therefore, the Company has not recorded an accrual for such contingencies.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners, landlords, contractors and parties performing its research and development. Pursuant to these arrangements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company’s activities. The terms of these indemnification agreements are generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the fair value of these agreements is not material. The Company maintains commercial general liability insurance and product liability insurance to offset certain of the Company’s potential liabilities under these indemnification provisions.

In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

6. Related Parties

In November 2016, the Company’s board of directors approved a tender offer which allowed the Company’s employees and founders to sell ordinary shares to a third-party investment fund. This investment fund purchased 3,347,193 ordinary shares from participating founders and certain employees for a total purchase price of $44.9 million.

Since the purchasing investment fund is an entity affiliated with a holder of economic interest in the Company and the fund acquired shares from employees and founders at a price in excess of fair value of such shares, the amount paid in excess of the fair value of ordinary shares at the time of the tender offer was recorded as stock-based compensation expense.

Total stock-based compensation expense related to the tender offer included in the consolidated statement of operations for the year ended April 30, 2017 was as follows (in thousands):

Cost of revenue—cost of subscription—self-managed and SaaS	$62
Cost of revenue—professional services	10
Research and development	1,440
Sales and marketing	1,207
General and administrative	11,038

Total stock-based compensation expense	$13,757

There were no other related party transactions in the years ended April 30, 2017 and April 30, 2018 and three months ended July 31, 2018 (unaudited). There were no amounts payable to or amounts receivable from related parties as of April 30, 2017, April 30, 2018, and July 31, 2018 (unaudited).

7. Redeemable Convertible Preference Shares

Redeemable convertible preference shares by series as of April 30, 2017, April 30, 2018, and July 31, 2018 (unaudited) is as follows (in thousands, except share amounts):

	Shares Authorized	Issued and Outstanding	Carrying Value	Liquidation Value
Series A	10,228,680	10,228,680	$10,211	$10,351
Series B	6,071,373	6,071,373	23,658	23,775
Series C	5,820,722	5,820,722	69,878	70,000
Series C-1	3,360,146	3,273,459	39,368	39,367
Series D	3,545,232	3,545,232	57,806	58,000
Series W	10	—	—	—
Series X	10	—	—	—
Series Y	10	—	—	—
Series Z	10	—	—	—

	29,026,193	28,939,466	$200,921	$201,493

The rights, privileges, and preferences of the redeemable convertible preference shares are as follows:

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, holders of Series A, Series B, Series C, and Series D redeemable convertible preference shares are entitled to receive, from the net proceeds, in preference over the holders of Series C-1 redeemable convertible preference shares and the holders of ordinary shares, the greater of the (i) liquidation value identified above and any declared but unpaid dividends on such redeemable convertible preference shares if the Company has distributable profits, or (ii) the amount per share payable as if all redeemable convertible preference shares were converted into ordinary shares immediately prior to such liquidation or dissolution. If there is any balance remaining thereafter, the holders of Series C-1 redeemable convertible preference shares are entitled to receive, from the net proceeds, in preference to the holders of ordinary shares, the greater of (i) the par value paid up on their shares and $12.026 per share (as adjusted for share splits, share dividends, reclassification, and the like), or (ii) the amount per share payable as if all Series C-1 redeemable convertible preference shares were converted into ordinary shares immediately prior to such liquidation or dissolution.

If the net proceeds are insufficient to make payment in full to the holders of redeemable convertible preference shares as set forth above, then the net proceeds shall be distributed pro-rata to the holders of Series A, Series B, Series C, and Series D redeemable convertible preference shares and then to the holders of Series C-1 redeemable convertible preference shares. Thereafter, the remaining net proceeds, if any, shall be allocated pro-rata to each holder of ordinary shares.

In accordance with the Company’s articles of association, a liquidation event includes a sale, conveyance, or exclusive license or in any other way a disposal by the Company of all or substantially all of its assets, property, or business; a merger or consolidation with another entity; or a liquidation, dissolution or winding up of the Company.

Conversion Rights

The redeemable convertible preference shares are convertible at the option of the holder at any time into ordinary shares on a one-for-one basis, subject to certain adjustments for anti-dilution.

Each redeemable convertible preference share is convertible at the option of the holder, subject to a resolution by the board of directors to that effect, into such number of ordinary shares as is determined by dividing the original issue price of the applicable series of redeemable convertible preference shares by the conversion price of the applicable series of redeemable convertible preference shares in effect at the time of the conversion. The conversion price and the original issue price for each series of redeemable convertible preference shares is subject to adjustment for certain events, including subdivisions, dividends, stock splits, reclassifications, and exchanges. Each redeemable convertible preference share automatically, upon a resolution by the board of directors, converts into ordinary shares at the then effective conversion price upon the affirmative vote of the holders of at least 85% of the redeemable convertible preference shares then in issue within such class of shares or immediately prior to the closing of an underwritten public offering of the Company’s ordinary shares at an aggregate gross offering price of not less than $30 million, net of the underwriting discounts and commissions (“qualifying IPO”). The holders of redeemable convertible preference shares shall benefit from broad-based weighted-average anti-dilution adjustments in the event the Company issues shares at a per share price lower than the respective issuance price of each series of redeemable convertible preference shares.

Voting

Each holder of redeemable convertible preference shares is entitled to the number of votes equal to the number of ordinary shares into which such shares of redeemable convertible preference shares could be converted at the record date.

Dividends Policy

Dividends are payable to Series A, Series B, Series C, and Series D redeemable convertible preference shareholders, only when and if declared by the board of directors, and only out of profits that are legally available for distribution. If a dividend is declared, it shall be 6% of the sum of the respective par value and share premium of each redeemable convertible preference share. If the profits available for distribution in any year are not sufficient to make the declared dividend distribution, the ability of the board of directors to declare dividends in future years shall apply only after such shortfall has been made up. The shareholders of the Company at a General Meeting are also authorized to appropriate profits of the Company. The holders of Series C-1 redeemable convertible preference shares are not entitled to participate with the Series A, Series B, Series C, and Series D redeemable convertible preference shares in a distribution of dividends. If, after the distribution of dividends to Series A, Series B, Series C, and Series D redeemable convertible preference shares, any profits remain, these may be distributed to the holders of all the redeemable convertible preference shares and holders of ordinary shares on an as-converted pro rata basis. No dividends were declared or paid by the Company in the year ended April 30, 2018 and the three months ended July 31, 2018 (unaudited) or any of the prior years.

Redemption

Although the Company’s redeemable convertible preference shares are not mandatorily or currently redeemable, they are classified outside of shareholders’ deficit because they are contingently redeemable upon certain events outside of the Company’s control, including a greater than 50% change in control or the Company’s liquidation. The carrying values of preference shares have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preference shares will become redeemable.

8. Ordinary Shares

The Company’s articles of association designate and authorize the Company to issue 72 million ordinary shares with a par value of €0.001 per share.

Each holder of ordinary shares has the right to one vote per ordinary share. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding having priority rights to dividends. No dividends have been declared by the board of directors from inception through April 30, 2018 and the three months ended July 31, 2018 (unaudited).

Ordinary Shares Reserved for Issuance

The Company had reserved shares of ordinary shares for issuance as follows:

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
Conversion of Series A redeemable preference shares	10,228,680	10,228,680	10,228,680
Conversion of Series B redeemable preference shares	6,071,373	6,071,373	6,071,373
Conversion of Series C redeemable preference shares	5,820,722	5,820,722	5,820,722
Conversion of Series C-1 redeemable preference shares	3,273,459	3,273,459	3,273,459
Conversion of Series D redeemable preference shares	3,545,232	3,545,232	3,545,232
Options issued and outstanding	12,928,320	22,237,484	23,785,510
Remaining shares available for future issuance under the 2012 Plan	4,989,092	2,061,282	2,769,422

Total ordinary shares reserved	46,856,878	53,238,232	55,494,398

Early Exercised Options

Certain ordinary share option holders have the right to exercise unvested options, subject to a repurchase right held by the Company at the original exercise price, in the event of voluntary or involuntary termination of employment of the shareholder. As of April 30, 2017, April 30, 2018, and July 31, 2018 (unaudited), there were 81,250, 148,630, and 105,000 shares, respectively, of unvested ordinary shares that had been early exercised and were subject to repurchase. The proceeds related to unvested ordinary shares are recorded as liabilities until the stock vests, at which point they are transferred to additional paid-in capital.

Shares issued for the early exercise of options are included in issued and outstanding shares as they are legally issued and outstanding.

9. Equity Incentive Plans

In September 2012, the Company’s board of directors adopted and the Company’s shareholders approved the Stock Option Plan (the “2012 Plan”). Under the 2012 Plan, the board of directors may grant stock options and other equity-based awards to eligible employees, directors, and consultants to promote the success of the business. Stock options granted under the 2012 Plan generally vest over four years with 25% of the option shares vesting one year from the vesting commencement date and then ratably over the following 36 months. Refresh grants to existing employees generally vest monthly over four years. Options expire ten years after the date of grant. During the year ended April 30, 2018, the Company started issuing RSAs and RSUs under the 2012 Plan. Stock options, RSAs and RSUs that are canceled under certain conditions shall become available for future grant or sale under the

2012 Plan unless the 2012 Plan is terminated. The equity awards available for grant for the periods presented were as follows:

	Year Ended April 30,		Three Months Ended July 31, 2018
	2017	2018
			(unaudited)
Available at beginning of fiscal year	3,024,257	4,989,092	2,061,282
Awards authorized	6,500,000	7,500,000	2,500,000
Options granted	(4,885,900)	(11,264,179)	(2,288,854)
Options cancelled	350,735	1,137,867	511,364
Options repurchased	—	—	43,630
RSAs granted	—	(244,498)	—
RSUs granted	—	(57,000)	(58,000)

Available at end of fiscal year	4,989,092	2,061,282	2,769,422

Stock Options

The following table summarizes stock option activity for the 2012 Plan (in thousands, except share and per share data):

	Options Outstanding
	Number of Options Outstanding	Weighted- Average Exercise Price	Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of May 1, 2016	9,065,602	$3.82	7.72	$14,415
Stock option grants	4,885,900	$8.98
Stock options exercised	(672,447)	$3.17
Stock options canceled	(350,735)	$5.41

Balance as of April 30, 2017	12,928,320	$5.80	7.65	$45,303
Stock option grants	11,264,179	$11.71
Stock options exercised	(817,148)	$4.78
Stock options canceled	(1,137,867)	$9.39

Balance as of April 30, 2018	22,237,484	$8.65	8.31	$98,365

Stock option grants (unaudited)	2,288,854	$17.30
Stock options exercised (unaudited)	(229,464)	$2.86
Stock options canceled (unaudited)	(511,364)	$11.27

Balance as of July 31, 2018 (unaudited)	23,785,510	$9.48	8.39	$217,191

Exercisable as of April 30, 2018	7,993,954	$5.40	8.53	$61,287

Exercisable as of July 31, 2018 (unaudited)	8,661,640	$5.73	8.41	$111,526

Options exercisable include 1,003,748 and 840,347 options that were unvested as of April 30, 2018 and July 31, 2018 (unaudited), respectively.

Aggregate intrinsic value represents the difference between the exercise price of the options to purchase ordinary shares and the fair value of the Company’s ordinary shares. The weighted-average grant-date fair value per share of options granted was $3.45 and $5.09 for the years ended April 30, 2017 and April 30, 2018, respectively, and $4.54 and $7.52 for the three months ended July 31, 2017 and 2018 (unaudited), respectively.

As of April 30, 2018, the Company had unrecognized stock-based compensation expense of $66.6 million related to unvested stock options that the Company expects to recognize over a weighted-average period of 3 years. As of July 31, 2018 (unaudited), the Company had unrecognized stock-based compensation expense of $75.7 million related to unvested stock options the Company expects to recognize over a weighted-average period of 3 years.

RSAs

As described in Note 2, the Company granted RSAs to certain employees with both service-based and performance-based vesting conditions. These awards are not legally issued and outstanding as of April 30, 2018 and July 31, 2018 (unaudited), as issuance of these awards is contingent on payment of the subscription price by employees. As of April 30, 2018 and July 31, 2018 (unaudited), the subscription price for these awards has not yet been paid and these awards have not been issued. The performance-based vesting condition is satisfied on the earlier of: (1) a change of control transaction or (2) the expiration of the lock-up period after the effective date of an IPO, subject to continued service through the end of the lock-up period. The service-based vesting condition is satisfied based on one of two vesting schedules: (i) vesting of 50% of the shares upon the closing of the Swiftype acquisition (refer to Note 4—Business Combinations), 25% of the shares on the one-year anniversary of the closing, and 25% of the shares on the two-year anniversary of the closing, or (ii) vesting of 50% of the shares on the one-year anniversary of the closing of the Swiftype acquisition and 50% of the shares on the two-year anniversary of the closing.

A summary of RSAs outstanding and unvested under the 2012 Plan for the year ended April 30, 2018 and three months ended July 31, 2018 (unaudited), was as follows:

	Number of Awards	Weighted-Average Grant Date Fair Value
Outstanding and unvested at April 30, 2017	—	—
RSAs granted	244,498	$11.46

Outstanding and unvested at April 30, 2018 and July 31, 2018 (unaudited)	244,498	$11.46

As of April 30, 2018, and July 31, 2018 (unaudited), the Company concluded that the liquidity event performance-based vesting condition described above for the RSAs was not probable of being satisfied at such time. As a result, the Company had not recognized any compensation cost to date for any RSAs granted as of April 30, 2018 and July 31, 2018 (unaudited). In the quarter in which the performance-based vesting condition is probable, the Company will begin recording stock-based compensation expense using the accelerated attribution method, net of forfeitures, based on the grant date fair value of the RSAs.

Had the performance-based vesting condition been probable as of April 30, 2018, the Company would have recognized $1.1 million of stock-based compensation expense for all RSAs with a performance-based vesting condition that had satisfied the applicable service-based vesting condition on that date. Had the performance-based vesting condition been probable as of July 31, 2018 (unaudited), the Company would have recognized $1.5 million of stock-based compensation expense for all RSAs with a performance-based vesting condition that had satisfied the applicable service-based vesting condition on that date.

RSUs

During fiscal 2018 and the three months ended July 31, 2018 (unaudited), the Company issued RSUs to certain employees. These RSUs include a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is generally over four years with 25% vesting on the one-year anniversary of the award and the remainder vesting quarterly over the next 36 months, subject to the grantee’s continued service to the Company. The performance-based vesting condition is defined as (i) a change in control where the consideration paid to the Company’s equity security holders is cash, publicly traded stock, or a combination of both, or (ii) the expiration of any lock-up period upon an IPO, subject in each instance to the grantee’s continued service through such date. The RSUs are cash settled upon exercise and will be paid as a cash bonus equal to the difference between the strike price of the applicable RSU award and the then-current fair market value of ordinary shares subject to the RSU award.

During the year ended April 30, 2018, the Company granted 57,000 units of RSUs at a weighted average strike price of $13.07 per unit. All of the units granted in the year ended April 30, 2018 were still outstanding as of April 30, 2018. During the three months ended July 31, 2018 (unaudited), the Company granted 58,000 units of RSUs at a weighted average strike price of $18.02 per unit. All of the units granted in fiscal 2018 and three months ended July 31, 2018 (unaudited) were still outstanding at July 31, 2018. The Company did not recognize any compensation expense related to the RSUs because the Company does not believe the performance-based vesting condition to be probable until the occurrence of an IPO.

A summary of RSUs outstanding and unvested under the 2012 Plan for the year ended April 30, 2018 and the three months ended July 31, 2018 (unaudited), was as follows:

	Number of Awards	Weighted-Average Grant Date Fair Value
Outstanding and unvested at April 30, 2017	—	$—
RSUs granted	57,000	$13.07

Outstanding and unvested at April 30, 2018	57,000	$13.07

RSUs granted (unaudited)	58,000	$18.02

Outstanding and unvested at July 31, 2018 (unaudited)	115,000	$15.57

Determination of Fair Value

The determination of the fair value of stock-based options on the date of grant using an option pricing model is affected by the fair value of the Company’s ordinary shares, as well as assumptions regarding a number of complex and subjective variables. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options, which requires the use of assumptions including actual and projected employee stock option exercise behaviors, expected price volatility of the Company’s ordinary shares, the risk-free interest rate and expected dividends. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Ordinary Shares:    The fair value of ordinary shares underlying the stock awards is determined by the board of directors, with input from the Company’s management. The board of directors previously determined the fair value of the ordinary shares at the time of grant of the awards by considering a number of objective and subjective factors, including valuations of comparable companies, sales of redeemable convertible preference shares, sales of ordinary shares to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s ordinary shares, and general and industry-specific economic outlook.

Expected Term:    The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility:    Since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

Risk-Free Interest Rate:    The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Dividend Rate:    The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

The Company’s expected volatility and expected term involve management’s best estimates, both of which impact the fair value of the option calculated under the Black-Scholes option pricing model and, ultimately, the expense that will be recognized over the life of the option.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Expected term (in years)	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08	6.02 - 6.08
Expected stock price volatility	40.4% - 43.5%	40.7% - 44.1%	44.1%	40.5% - 40.6%
Risk-free interest rate	1.3% - 2.2%	1.8% - 2.6%	2.0%	2.8%
Dividend yield	0%	0%	0%	0%

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s consolidated statements of operations is as follows (in thousands):

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Cost of revenue—cost of subscription—self-managed and SaaS	$268	$699	$119	$413
Cost of revenue—professional services	98	329	42	177
Research and development	3,302	5,045	983	2,097
Sales and marketing	3,420	3,560	732	1,852
General and administrative	11,798	3,109	378	1,126

Total stock-based compensation expense	$18,886	$12,742	$2,254	$5,665

Total stock-based compensation expense for the year ended April 30, 2017 includes a charge related to a secondary sale of $13.8 million. Refer to Note 6—Related Parties. Total stock-based compensation expense for the year ended April 30, 2018 includes a charge of $0.4 million related to an expense arising from a business combination. Total stock-based compensation expense for the three months ended July 31, 2017 and 2018 (unaudited) includes a charge of $0.1 million and $0.2 million, respectively, related to an expense arising from a business combination. Refer to Note 4—Business Combinations.

10. Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders (in thousands, except share and per share data):

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Numerator:
Net loss	$(51,968)	$(52,727)	$(9,967)	$(18,578)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	30,359,419	32,033,792	31,439,156	32,978,163

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.71)	$(1.65)	$(0.32)	$(0.56)

The following outstanding potentially dilutive ordinary shares were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because the impact of including them would have been antidilutive:

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
Redeemable convertible preference shares	28,939,466	28,939,466	28,939,466	28,939,466
Stock options	12,928,320	22,237,484	13,526,809	23,785,510
Contingently issuable shares	98,425	—	98,425	—
Shares subject to repurchase	—	276,243	166,401	410,717
Early exercised stock options	81,250	148,630	60,938	105,000

Total	42,047,461	51,601,823	42,792,039	53,420,693

The table above does not include 0 and 244,498 RSAs outstanding as of April 30, 2017 and April 30, 2018, respectively, and 0 and 244,498 RSAs outstanding as of July 31, 2017 and 2018 (unaudited), respectively, as these RSAs are subject to a performance-based vesting condition that was not considered probable as of those dates.

Pro forma basic and diluted net loss per share attributable to ordinary shareholders have been computed to give effect to the conversion of the Company’s redeemable convertible preference shares into ordinary shares as of the beginning of the period presented or the date of issuance, if later, upon the resolution of the Company’s board of directors immediately prior to the consummation of a qualifying IPO (in thousands, except share and per share data):

	Year Ended April 30,	Three Months Ended July 31,
	2018	2018
		(unaudited)

Numerator:
Net loss	$(52,727)	$(18,578)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	32,033,792	32,978,163
Weighted-average pro forma adjustment to reflect assumed conversion of redeemable convertible preference shares	28,939,466	28,939,466

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	60,973,258	61,917,629

Pro forma net loss per share, basic and diluted	$(0.86)	$(0.30)

11.	Income Taxes

The Company is incorporated in the Netherlands but operates in various countries with differing tax laws and rates. The geographical breakdown of income (loss) before provision for income taxes is summarized as follows (in thousands):

	Year Ended April 30,
	2017	2018
Dutch	$(61,590)	$(58,810)
Foreign	13,835	9,459

Net loss before income taxes	$(47,755)	$(49,351)

The components of the provision for income taxes were as follows (in thousands):

	Year Ended April 30,
	2017	2018
Current:
Dutch	$—	$—
Foreign	3,495	3,731

Total current tax expense	3,495	3,731

Deferred:
Dutch	$—	$—
Foreign	718	(355)

Total deferred tax expense	718	(355)

Total provision for income taxes	$4,213	$3,376

The Company’s effective tax rate substantially differed from the Dutch statutory tax rate of 25% primarily due to the valuation allowance on the Dutch deferred tax assets. A reconciliation of income taxes at the statutory income tax rate to the provision for income taxes included in the consolidated statement of operations is as follows (in thousands, except for rates):

	Year Ended April 30,
	2017		2018
	Tax	Rate	Tax	Rate
Dutch statutory income tax	$(11,939)	25.0%	$(12,338)	25.0%
Foreign income taxed at different rates	484	(1.0)	(670)	1.4
Stock-based compensation	4,241	(8.9)	4,669	(9.4)
Change in valuation allowance	11,226	(23.5)	11,495	(23.3)
Deferred tax asset revaluation	—	—	1,081	(2.2)
Other	201	(0.4)	(861)	1.7

Provision for income taxes	$4,213	(8.8)%	$3,376	(6.8)%

Deferred Income Taxes

Deferred tax assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Management assesses whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets are reduced by valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgements about future taxable income based on assumptions that are consistent with the Company’s plans and estimates.

Significant components of the Company’s deferred tax assets are summarized as follows (in thousands):

	As of April 30,
	2017	2018
Deferred tax assets:
Accrued compensation	$553	$795
Net operating loss carryforward	29,177	47,331
Deferred revenue	—	367
Intangibles/assets	—	1,005
Other	1,685	2,510

Gross deferred tax assets	31,415	52,008

Less valuation allowance	(27,735)	(45,906)

Total deferred tax assets	3,680	6,102

Deferred tax liabilities:
Deferred contract acquisition costs	(2,604)	(3,467)
Deferred revenue	(2,050)	—
Intangible assets	(522)	—
Other	(27)	(984)

Gross deferred tax liabilities	(5,203)	(4,451)

Net deferred tax assets (liabilities)	$(1,523)	$1,651

The valuation allowance for deferred tax assets as of April 30, 2017 and April 30, 2018 was $27.7 million and $45.9 million, respectively. As the Company has generated losses since inception in the Netherlands and California (United States) jurisdictions, management maintains a full valuation allowance against the net deferred tax assets in these jurisdictions. The valuation allowance in the Netherlands and California (United States) jurisdictions increased by $10.3 million and $0.8 million, respectively, during the year ended April 30, 2017 and $16.9 million and $1.3 million, respectively, for the year ended April 30, 2018. The valuation allowance for Dutch deferred tax assets as of May 1, 2016, April 30, 2017, and April 30, 2018 was $15.3 million, $25.6 million and $42.5 million, respectively, and the valuation allowance for California (United States) deferred tax assets as of May 1, 2016, April 30, 2017, April 30, 2018 was $1.3 million, $2.1 million, and $3.4 million, respectively.

As of April 30, 2018, the Company had net operating loss (“NOL”) carryforwards for Dutch, U.S. Federal and U.S. State income tax purposes of $163.5 million, $15.2 million and $42.6 million, respectively, which begin to expire in the year ending April 30, 2022, April 30, 2029 and April 30, 2033, respectively. The Company also has U.S. State research and development tax credit carryforwards of $1.0 million. The state tax credits do not expire and will carryforward indefinitely until utilized. The deferred tax assets associated with the NOL carryforwards and other tax attributes in the Netherlands are subject to a full valuation allowance. Utilization of the U.S. Federal NOL carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Under Section 382 of the U.S. Internal Revenue Code of 1986, a corporation that experiences an “ownership change” is subject to a limitation on the Company’s ability to utilize its pre-change NOLs to offset future taxable income.

Uncertain Tax Positions

The calculation of the Company’s tax obligations involves dealing with uncertainties in the application of complex tax laws and regulations. ASC 740, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon the Company’s evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than fifty percent likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than fifty percent likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Although the Company believes that it has adequately reserved for its uncertain tax positions, the Company can provide no assurance that the final tax outcome of these matters will not be materially different. As the Company expands internationally, it will face increased complexity, and the Company’s unrecognized tax benefits may increase in the future. The Company makes adjustments to its reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

The Company had unrecognized tax benefits of $2.0 million as of April 30, 2018, of which $1.6 million would impact the effective tax rate if recognized. The activity within the Company’s unrecognized gross tax benefits is summarized as follows (in thousands):

	As of April 30,
	2017	2018
Balance as of beginning of year	$584	$1,196
Increase related to tax positions taken in prior periods	—	6
Increase related to tax positions taken in the current period	612	817

Balance as of end of year	$1,196	$2,019

The Company’s policy is to recognize penalties and interests accrued on any unrecognized tax benefits as a component of income tax expense. During the year ended April 30, 2017 and April 30, 2018, the Company recognized less than $0.1 million and $0.2 million, respectively, of interest and penalties. The amount of accrued interest and penalties recorded on the consolidated balance sheet as of April 30, 2017 and April 30, 2018 was $0.1 million and $0.3 million, respectively.

The Company does not anticipate any significant increases or decreases in its uncertain tax positions within the next twelve months. The Company files tax returns in all jurisdictions, including the Netherlands and United States. The Company’s tax filings for fiscal years starting in 2013 remain open in various tax jurisdictions. If the examinations are resolved unfavorably, there is a possibility they may have a material negative impact on its results of operations.

Dutch income taxes and non-Dutch withholding taxes associated with the repatriation of earnings or for temporary differences related to investments in non-Dutch subsidiaries, excluding the U.S subsidiaries, have not been provided for, as the Company intends to reinvest the earnings of such subsidiaries indefinitely or the Company has concluded that no additional tax liability would arise on the distribution of such earnings. Earnings from the Company’s U.S. subsidiaries are being treated as being currently repatriated back to the Netherlands though no Dutch income taxes nor U.S. withholding taxes in regard to such repatriations are being recorded due to the Dutch participation exemption provisions and exemption from withholding taxes under the income tax treaty between the Netherlands and the United States. At April 30, 2018, there were cumulative earnings of $25.6 million, from the non-U.S. subsidiaries. If such earnings were to be repatriated they would be exempt from taxation in the Netherlands and the amount of dividend withholding taxes from such foreign jurisdictions would not be material, due to the various income tax treaties between the Netherlands and the respective foreign jurisdictions.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law making significant changes to the United States Internal Revenue code. Changes include, but are not limited to, a U.S. corporate income tax rate (“U.S. federal tax rate”) decrease to 21% effective January 1, 2018. As a result of the decrease in the U.S. federal tax rate to 21% effective January 1, 2018, the Company has computed its income tax expense for the April 30, 2018 fiscal year using a blended U.S. federal tax rate of 29.7%. The 21% U.S. federal tax rate will apply to the Company’s fiscal year ending April 30, 2019 and each year thereafter. The Company has remeasured its deferred tax assets and liabilities using the U.S. federal tax rate that will apply when the related temporary differences are expected to reverse. Accordingly, this change in tax rate resulted in a provisional reduction in the Company’s U.S. deferred tax assets by $1.1 million.

Other provisions of the TCJA include one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. The one-time repatriation tax is based on the post-1986 earnings and profits that were previously deferred from U.S. income taxes. Due to the ability to offset positive accumulated foreign earnings with existing accumulated foreign deficits, the Company’s provisional estimate of the one-time repatriation tax did not result in additional income tax expense.

On December 22, 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, which addresses how a company recognizes provisional amounts when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the TCJA. The measurement period ends when a company has obtained, prepared, and analyzed the information that was needed in order to complete the accounting requirements under ASC Topic 740, but cannot extend beyond one year. The Company has determined that the U.S. transition tax on accumulated earnings of foreign subsidiaries and the deferred tax asset re-measurement were each provisional and reasonable estimates as of April 30, 2018. As of July 31, 2018 (unaudited), the Company has not made additional measurement period adjustments related to the provisional amounts recorded as of April 30, 2018.

12. Employee Benefit Plans

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The Company has contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. Substantially all the expenses incurred for administering the 401(k) Plan are paid by the Company. This Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis The Company makes contributions to the plan up to 6% of the participating employee’s W-2 earnings and wages. The Company recorded $1.7 million and $2.8 million of expense related to the plan during the years ended April 30, 2017 and April 30, 2018, respectively, and $0.6 million and $1.1 million for the three months ended July 31, 2017 and 2018 (unaudited), respectively.

The Company also has defined-contribution plans in certain other countries for which the Company recorded $0.5 million and $1.4 million of expense during the years ended April 30, 2017 and April 30, 2018, respectively, and $0.2 million and $0.3 million for the three months ended July 31, 2017 and 2018 (unaudited), respectively.

13. Segment Information

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers (in thousands):

	Year Ended April 30,		Three Months Ended July 31,
	2017	2018	2017	2018
			(unaudited)
United States	$60,501	$97,006	$20,473	$32,821
Rest of world	27,676	62,929	11,171	23,823

Total revenue	$88,177	$159,935	$31,644	$56,644

Other than the United States, no other individual country exceeded 10% or more of total revenue during the periods presented.

The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region (in thousands):

	As of April 30,		As of July 31, 2018
	2017	2018
			(unaudited)
United States	$3,247	$3,187	$3,129
United Kingdom	784	582	474
Rest of world	549	767	582

Total property and equipment, net	$4,580	$4,536	$4,185

14. Subsequent Events

Subsequent events have been evaluated through August 7, 2018, the date these annual consolidated financial statements were available to be issued.

From May 1, 2018 through August 7, 2018, the Company granted stock options to purchase an aggregate of 2,288,854 ordinary shares with a weighted-average exercise price of $17.30 per share. These stock options have a grant date fair value of $17.2 million that is expected to be recognized over a weighted-average requisite service period of four years.

15. Subsequent Events (unaudited)

In preparing the unaudited interim consolidated financial statements as of July 31, 2018 and for the three months ended July 31, 2017 and 2018, the Company has evaluated subsequent events through September 5, 2018, the date the unaudited interim consolidated financial statements were available for issuance.

From August 1, 2018 through September 5, 2018, the Company granted stock options to purchase an aggregate of 934,680 ordinary shares with a weighted-average exercise price of $19.87 per share. These stock options have a grant date fair value of $7.7 million that is expected to be recognized over a weighted-average requisite service period of four years.

Events Subsequent to Issuance of Unaudited Interim Consolidated Financial Statements (unaudited)

From September 6, 2018 through October 2, 2018, the Company granted stock options to purchase an aggregate of 1,141,120 ordinary shares with a weighted-average exercise price of $27.20 per share. These stock options have a grant date fair value of $13.7 million that is expected to be recognized over a weighted-average requisite service period of four years.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$34,919
FINRA filing fee	42,763
Exchange listing fee	225,000
Printing and engraving expenses	350,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees	5,000
Miscellaneous expenses	342,318

Total	$4,900,000

Item 14. Indemnification of Directors and Officers.

The Registrant’s executive officers who are not also a director will enter into indemnification agreements with the Registrant. The agreements provide, to the fullest extent permitted by the Registrant’s articles of association and the law of The Netherlands, that the Registrant will indemnify the executive officers who are not also a director against any and all liabilities, claims, judgments, fines, penalties, interest and expenses, including attorneys’ fees, incurred in connection with any expected, threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative, involving an executive officer by reason of his position as officer.

The articles of association provide that the Registrant will indemnify current and former directors against:

(i)	the reasonable costs of conducting a defence against claims resulting from an act or omission in performing their duties or in performing other duties the company has asked them to fulfil;

(ii)	any compensation or financial penalties they owe as a result of an act or omission as referred to under (i) above;

(iii)	any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to under (i) above;

(iv)	the reasonable costs of other proceedings in which they are involved as a current or former director, except for proceedings in which they are primarily asserting their own claims; and

(v)	tax damage due to reimbursements in accordance with the above,

to the extent this relates to the indemnified person’s current or former position with the Registrant and/or a group company and in each case to the extent permitted by applicable law.

No indemnification shall be given to an indemnified person insofar as:

(i)

it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(ii)	the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or

(iii)	the indemnified person failed to notify the company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since April 30, 2015, the Registrant issued the following unregistered securities:

Preference Share Issuances

In July 2016, the Registrant issued an aggregate of 3,545,232 shares of Series D redeemable convertible preference shares to four accredited investors at a purchase price of approximately $16.36 per share, for an aggregate purchase price of $57,999,996.

Option and Ordinary Share Issuances

From May 1, 2015 through October 2, 2018, the Registrant granted to its officers, directors, employees, consultants and other service providers restricted shares or options to purchase an aggregate of 24,888,969 ordinary shares at exercise prices ranging from $4.48 to $27.50 per share under its 2012 Plan.

From May 1, 2015 through October 2, 2018, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 2,660,450 ordinary shares upon exercise of options or issuance of restricted shares under its 2012 Plan at exercise prices ranging from $0.31 to $11.46 per share, for a weighted-average exercise price of $3.69 per share.

The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Association of the Registrant, as currently in effect.

3.2*	Form of Articles of Association of the Registrant (English translation), to be in effect immediately prior to the completion of this offering.

4.1*	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its ordinary shares, dated as of July 19, 2016.

5.1*	Opinion of De Brauw Blackstone Westbroek N.V.

8.1*	Opinion of De Brauw Blackstone Westbroek N.V. regarding tax matters.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	2012 Stock Option Plan and related form agreements.

10.3+*	Form of Change in Control and Severance Agreement.

10.4+*	Change in Control and Severance Agreement between the Registrant and Janesh Moorjani, dated as of August 1, 2018.

10.5+*	Employment Agreement between the Registrant and Shay Banon, dated as of September 4, 2018.

10.6+*	Employment Letter between the Registrant and Janesh Moorjani, dated as of August 1, 2018.

10.7+*	Employment Letter between the Registrant and Aaron Katz, dated as of August 1, 2018.

10.8+*	Employment Letter between the Registrant and Kevin Kluge, dated as of August 1, 2018.

10.9+*	Employment Letter between the Registrant and W.H. Baird Garrett, dated as of July 31, 2018.

10.10+*	Offer Letter between the Registrant and Jonathan Chadwick, dated as of July 27, 2018.

10.11*	Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of July 9, 2014.

10.12*	First Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of March 30, 2015.

10.13*	Second Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of September 16, 2015.

10.14*	Third Amendment to Office Lease Agreement, by and between the Registrant and Asset Growth Partners, L.P., dated as of April 18, 2018.

10.15*	English Summary of the Rental Agreement, by and between the Registrant and Trifork B.V., dated as of October 30, 2012.

10.16*	English Summary of the First Amendment to Rental Agreement, by and between the Registrant and Trifork B.V., dated as of September 2, 2014.

10.17*	English Summary of the Second Amendment to Rental Agreement, by and between the Registrant and Trifork B.V., dated as of June 1, 2016.

10.18*	English Summary of the Lease Agreement, by and between the Registrant and Bryant Park Maxima II B.V., dated as of August 6, 2018.

21.1*	List of subsidiaries of the Registrant.

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of De Brauw Blackstone Westbroek N.V. (included in Exhibits 5.1 and 8.1 ).

24.1*	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	Previously filed.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California, on the 2nd day of October, 2018.

ELASTIC N.V.

By:	/s/ Shay Banon
Shay Banon Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shay Banon Shay Banon	Chief Executive Officer and Chairman (Principal Executive Officer)	October 2, 2018

/s/ Janesh Moorjani Janesh Moorjani	Chief Financial Officer (Principal Accounting and Financial Officer)	October 2, 2018

* Jonathan Chadwick	Director	October 2, 2018

* Peter Fenton	Director	October 2, 2018

* Chetan Puttagunta	Director	October 2, 2018

* Steven Schuurman	Director	October 2, 2018

* Michelangelo Volpi	Director	October 2, 2018

*By:	/s/ Shay Banon
Attorney-in-fact